SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2002

Enel Società per Azioni

Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as telecommunications, gas and water distribution, Internet-related businesses and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s intention to develop new businesses or expand non-core businesses; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

– Press Release dated December 12, 2002;

– Press Release dated December 13, 2002;

– Dealing Code of the Enel Group;

– Half-year Report as of June 30, 2002.

Press Release

ENEL FURTHER STRENGTHENS ITS CORPORATE GOVERNANCE

After having adopted a Compliance Program to prevent corporate crimes, the Self-regulation Code of Listed Companies and a strict Code of Ethics, the energy Company has continued its efforts to bolster corporate controls to ensure maximum transparency and fairness.

The Board of Directors approves a code of conduct on internal dealing that envisages a reporting threshold that is half the level established by the Italian Stock Exchange.

The Chairman and the Chief Executive Officer assigned joint responsibility for overseeing internal auditing activities.

Rome, December 12, 2002 – Continuing its efforts to develop and strengthen its modern corporate governance structures, the Enel Board of Directors met today under the chairmanship of Piero Gnudi and approved new measures regarding disclosure requirements for internal dealing, extend responsibility for overseeing internal auditing activities to the Chairman, affirm the independent and non-executive role of Directors and supplement corporate governance structures.

The objective of these measures is to ensure transparency and fairness in the administration and management of the Company.

Enel was the first company in Italy to adopt the Compliance Program set out in Legislative Decree 231/2001, which establishes administrative liability (actually criminal liability) of companies in order to prevent corporate crimes and offences against the civil service. This year the Company adopted a Code of Ethics that, for example, prohibits Group companies from engaging the Group’s external auditor or any member of the auditor’s network to provide consulting services, and also adopted some time ago the corporate governance rules set out in the Self-regulation Code of Listed Companies (the “Preda Code”).

Today’s meeting of the Enel Board focused on strengthening and supplementing these instruments.

INTERNAL DEALING

The Board of Directors approved a code of conduct for the Enel Group regarding internal dealing, in compliance with the regulatory provisions established by the Italian Stock Exchange and incorporated in the Self-regulation Code. These provisions establish that as from January 1, 2003 all listed companies shall disclose significant transactions involving financial instruments issued by such companies or their subsidiaries carried out by persons with significant decision-making powers in the company and who have access to price-sensitive information (so-called “important persons”). Compared with the rules established by the Italian Stock Exchange, the Enel Group’s code of conduct stands out for the following provisions:

•	the application of disclosure requirements regarding internal dealing for about 25 important persons in the Group (in addition to the Directors, regular Statutory Auditors and the parent Company’s General Manager). In order to ensure a sufficiently flexible definition of important persons, the disclosure requirements can be extended to other persons that the Chairman or the Chief Executive Officer of Enel S.p.A. independently may indicate;

•	the halving of the threshold for significant transactions to be reported to the market on a quarterly basis (from € 50,000 to € 25,000) and for those to be reported immediately (from € 250,000 to € 125,000);

•	the application of disclosure requirements also for the exercise of stock options or preemptive rights by important persons;

•	the prohibition of important persons from carrying out transactions (other than those involving stock options or preemptive rights) in the 30 days preceding the approval of the annual and half-year financial statements by the parent Company’s Board of Directors. The Board may also establish other blocking periods during the year in concomitance with other significant events;

•	the establishment of an appropriate system of penalties for important persons who violate the provisions of the code of conduct.

RESPONSIBILITIES OF THE CHAIRMAN WITH REGARD TO AUDITING ACTIVITIES

The Chairman — who acts as guarantor of the implementation of proper corporate governance within the Board of Directors — was assigned joint responsibility with the Chief Executive Officer for overseeing the auditing system, which among other duties is charged with monitoring the operation of and observance of the Compliance Program.

SELF-REGULATION CODE

The recommendations introduced in the Preda Code last July have been incorporated in the corporate governance structures of the parent Company and the Group.

The Board acknowledged the non-executive role of all Directors, with the exception of the Chief Executive Officer, and affirmed that such Directors meet the requirements of independence (according to the definition of non-executive and independent directors set out in articles 2 and 3 of the Self-regulation Code).

It also redefined the responsibilities of the Audit Committee in line with the new provisions of article 10 of the Self-regulation Code, assigning the Committee the additional duty of assessing the adequacy of the accounting principles adopted and their homogeneity for the purposes of drawing up the consolidated financial statements.

Finally, the Board ascertained that the principles of corporate governance adopted by Enel fully comply with the principles of substantive and procedural fairness recommended in article 11 of the Self-regulation Code regarding transactions with related parties.

Press Release

ENEL: CALENDAR OF COMPANY EVENTS FOR 2003

Rome, December 13, 2002 – As an aid to the financial community, Enel hereby announces its financial calendar for 2003, which details when the Company’s accounts will be examined by the Board of Directors and their date of publication:

January 30, 2003:	preliminary consolidated data for the year ended December 31, 2002.
March 27, 2003:	consolidated accounts of the Enel Group and proposed statutory accounts of Enel S.p.A. as of and for the year ended December 31, 2002 and proposed allocation of net income.
May 12, 2003:	quarterly report for the three months ended March 31, 2003.
September 12, 2003:	half-year report for the six months ended June 30, 2003.
November 13, 2003:	quarterly report for the three months ended September 30, 2003.

Pursuant to art. 82 of CONSOB Resolution 11971/1999, the Company intends to avail itself of the exemption from publication of quarterly reports for the three months ended December 31, 2002 and June 30, 2003.

In conjunction with the publication of the annual results for the year ended December 31, 2002, and of the half-year report for the six months ended June 30, 2003, the Company has planned specific meetings with the financial community and the media, during which the Company’s accounts and corporate strategies will be presented.

On the occasion of the publication of the quarterly reports for 2003, the Company plans to organize special conference calls in order to present the relevant data to financial analysts and institutional investors.

A General Meeting of shareholders to pass resolutions regarding approval of the statutory financial statements of Enel S.p.A. as of and for the year ended December 31, 2002, and on the allocation of net income, is scheduled for May 23 and 24, 2003, on first and second call, respectively.

Any dividend for 2002 is scheduled to be paid on June 26, 2003, while the ex-dividend date is June 23, 2003.

The market will be in due time notified of any changes to the above arrangements.

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JUNE 30, 2002	I	Half-Year Report

DEALING CODE OF THE ENEL GROUP
FOR THE MANAGEMENT, TREATMENT AND COMMUNICATION TO THE MARKET
OF INFORMATION REGARDING TRANSACTIONS
OF FINANCIAL INSTRUMENTS
CARRIED OUT BY “IMPORTANT PERSONS”

ARTICLE 1

Definitions

1.1	In the present Code the following definitions are understood:

a)	“main Enel Group companies”: the following companies controlled directly and/or indirectly by Enel S.p.A.: Enel Distribuzione S.p.A., Enel Produzione S.p.A. and Wind Telecomunicazioni S.p.A.;
b)	“important persons”: persons who, by reason of their position at Enel S.p.A. or in the other companies of the Enel Group, have important decision-making powers within the Group and have access to information about matters that could determine significant changes in the prospects for the earnings, cash flow and financial condition of Enel S.p.A. and the Enel Group as a whole and could considerably influence the performance of the related listed financial instruments. Specifically, the following are considered important persons:
–	the members of the Board of Directors (1), the regular members of the Board of Statutory Auditors (2), and the General Manager of Enel S.p.A.;
–	the Chief Executive Officers of the main Enel Group companies;
–	the Department Heads (who report directly to the Chief Executive Officer) of Enel S.p.A.;
–	the Unit Heads who report directly to the Head of the Administration, Finance and Control Department of Enel S.p.A.;
–	the Department Heads who perform their duties in the following Departments of the main Enel Group companies: “Administration, Finance and Control”, “Communication”, “Legal Affairs” and “Corporate Affairs”;

(1)	Or the members of any equivalent managerial body instituted pursuant to the decrees implementing Law n. 366 of October 3, 2001.
(2)	Or the regular members of any equivalent supervisory body instituted pursuant to the decrees implementing Law n. 366 of October 3, 2001.

–	any other executives of Enel S.p.A. and the other Enel Group companies singled out by the Chairman of the Board of Directors or the Chief Executive Officer of Enel S.p.A. Their names shall be communicated to the executives themselves and to the Personnel, Organization and Services Department of Enel S.p.A.;

c)	“immediate family of important persons”: the spouse (unless legally separated) and minor children of each important person;
d)	“transactions of financial instruments”: transactions carried out on his or her own account, directly or indirectly (i.e., carried out by intermediaries, fiduciaries or controlled companies), by each important person or by members of his or her immediate family regarding:
(i)	financial instruments listed on regulated markets — with the sole exception of nonconvertible bonds — issued by Enel S.p.A. or by companies controlled, directly and/or indirectly, by Enel S.p.A.;
(ii)	financial instruments, including ones not listed on regulated markets, that entitle holders to subscribe, purchase or sell the instruments referred to under point (i) above;
(iii)	derivative financial instruments, as well as covered warrants, having as underlying assets the financial instruments referred to under point (i) above, even when the exercise of such derivative instruments takes place with the payment in cash of a differential;
e)	“recording period”: the time period, equal to a solar quarter, during which the sums of the transactions of financial instruments concerning each important person and his or her immediate family are considered cumulatively for the purpose of Enel S.p.A.’s communications to the market referred to in article 4 below. In this regard, the determination of the sums of the transactions of financial instruments referred to under letters d) (ii) (only if they regard warrants) and d) (iii) of the present paragraph 1.1 takes into account the value of the potential investment/disinvestment, the latter being calculated as the product of the quantity of the financial instrument underlying the derivative contract

(or the warrant or covered warrant) concerned in the transaction times the official price of the aforesaid financial instrument recorded on the day the transaction was formalized.

ARTICLE 2
Scope of application

2.1	The present Code, which was adopted by the Board of Directors of Enel S.p.A. in accordance with the provisions of the regulations dictated by Borsa Italiana S.p.A. and is endowed with mandatory force with respect to important persons, governs the obligations of the latter to Enel S.p.A with respect to information regarding transactions of financial instruments, including any exercise of stock options or preemptive rights.

2.2	The present Code also governs the communication to the market by Enel S.p.A. of the transactions of financial instruments about which it has been informed by important persons.

2.3	Finally, the present Code governs the cases of prohibition or limitation of the carrying out of transactions of financial instruments by important persons.

2.4	The Chairman of the Board of Directors or the Chief Executive Officer of Enel S.p.A. shall introduce into the present Code and the related attachments any amendments made necessary by changes in the regulatory provisions dictated by Borsa Italiana S.p.A.

ARTICLE 3
Obligations of important persons to Enel S.p.A. with respect to information

3.1	As from January 1, 2003 important persons shall inform Enel S.p.A. of transactions of financial instruments — including transactions regarding any exercise of stock options or preemptive rights — concerning the persons themselves and their immediate families by and no later than the third business day following the carrying out of each transaction. Such period begins on the day when the transaction is formalized, even though payment may be made on a subsequent day.

3.2	Important persons shall provide Enel S.p.A. with all the facts useful for the complete identification of the essential characteristics of the transactions of financial instruments reported and for this purpose shall compile the tables contained in attachment 1 to the present Code.

3.3	The information regarding transactions of financial instruments shall be provided by important persons in an e-mail message to be sent to the address XXXXXXXXXXXXXXXXX. In the event it is not possible to use e-mail, such information shall be provided by a fax to be sent to one of the following telephone numbers: XXXXXXXXXX; XXXXXXXXX. In exceptional cases, when it is not possible to send even a fax, the corporate Department indicated in paragraph 3.5 below shall temporarily arrange alternative instruments to ensure the flow of information and shall so inform the important persons. In any case, before the information is sent notice shall be given to one of the following telephone numbers: XXXXXXXXXX; XXXXXXXXXX. These telephone numbers may also be used to request elucidation regarding the application of the present Code. The aforesaid procedures for informing the Company of transactions of financial instruments are to be considered mandatory.

3.4	In the event the information referred to in paragraph 3.1 above is not provided by the deadline stated there and/or with the observance of the procedures referred to in paragraphs 3.2 and 3.3 above, the penalties referred to in article 6 below shall apply to the important persons. Each important person shall confirm — by signing the form contained in attachment 2 to the present Code, to be delivered to the corporate Department indicated in paragraph 3.5 below — that he or she has taken note of the regulations contained in the Code and undertakes, as far as he or she is concerned, to observe them.

3.5	Enel S.p.A.’s Personnel, Organization and Services Department shall see to the reception, filing and management of the information provided by important persons regarding transactions of financial instruments. It shall take all precautions necessary to ensure that the treatment of such information within the Group can take place without prejudice to the confidential character of the related content. This Department shall also be responsible for keeping and updating the list of important persons.

3.6	The following kinds of transactions of financial instruments are not required to be reported to Enel S.p.A.:

(i)	securities loans, in the event the important person or members of his or her immediate family assume the role of lender;
(ii)	transactions carried out by the persons specified in point (i) above with which pledge or usufructs are constituted;
(iii)	transactions carried out among the persons specified in point (i) above, including those carried out by intermediaries or fiduciaries;
(iv)	transactions carried out as part of a relation of investment portfolio management on an individual basis, in cases where the persons specified in point (i) above expressly and irrevocably waive the right to issue instructions regarding the transactions themselves;
(v)	assignments of stock options made to important persons.

ARTICLE 4
Communication to the market by Enel S.p.A. of
transactions of financial instruments

4.1	On the basis of the information received from important persons, as from January 1, 2003 Enel S.p.A. shall inform the market of transactions of financial instruments. Enel S.p.A.’s Department of Corporate Affairs shall make the related communication, according to the procedures specified in the Regulations for the markets organized and managed by Borsa Italiana S.p.A. and in the related Instructions.

4.2	The market shall be notified of the transactions of financial instruments concerning each important person and his or her immediate family by the tenth day with securities exchanges open following each recording period with regard to the transactions carried out in such period.

4.3	Notwithstanding the provisions of paragraph 4.2 above, transactions of financial instruments involving significant sums shall be communicated to the market without delay. By significant transaction is meant every transaction the amount of which — by itself or added to that of the other transactions carried out during the same recording period and not previously communicated to the market — is more than 125,000 euros per single important person concerned and his or her immediate family.

4.4	The following kinds of transactions of financial instruments are not required to be communicated to the market:

•	transactions carried out in each recording period the cumulative amount of which is less than 25,000 euros per single important person concerned and his or her immediate family;
•	the transactions specified in article 3.6 above.

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ARTICLE 5
Prohibitions or limitations of transactions of financial instruments by important persons

5.1	It is forbidden for important persons to carry out transactions of financial instruments during the following periods of the year:

•	in the period between the date on which the proposed statutory financial statements are scheduled to be approved by the Board of Directors of Enel S.p.A. and the same day of the preceding solar month;
•	in the period between the date on which the half-year report is scheduled to be approved by the Board of Directors of Enel S.p.A. and the same day of the preceding solar month.
To this end, the important persons shall be informed in due time by the corporate Department specified in article 3.5 above with regard to the dates on which the proposed statutory financial statements and the half-year report are scheduled to be approved by the Board of Directors of Enel S.p.A.

5.2	The Board of Directors of Enel S.p.A. reserves the right to forbid or limit the carrying out of transactions of financial instruments during additional periods of the year in conjunction with particular events, of which it shall inform the important persons concerned.

5.3	The exercise of stock options or preemptive rights and the consequent transactions regarding the financial instruments deriving from such exercise shall not be subject to the prohibitions and limitations referred to in paragraphs 5.1 and 5.2 above.

9

ARTICLE 6
Penalties against important persons

6.1	Important persons who do not properly fulfill the obligations regarding information referred to in article 3 above or violate the prohibitions or limitations established under article 5 above shall be subject to the disciplinary measures that may be inflicted under the national collective labor contract applicable to them if they are executives or employees of Enel S.p.A. or other companies of the Enel Group.

6.2	The disciplinary measures referred to in paragraph 6.1 above shall be applied in accordance with the criterion of proportionality, according to the seriousness and intentionality of the infraction committed, also taking into account any repetition of the failures to comply and/or violations provided for therein.

6.3	In the event the Directors (3) or Regular Auditors (4) of Enel S.p.A. or the Chief Executive Officers of the main Enel Group companies do not properly fulfill the obligations regarding information referred to in article 3 above or violate the prohibitions or limitations established under article 5 above, the Board of Directors and/or the Board of Statutory Auditors of Enel S.p.A. shall take all appropriate measures allowed by the law. In the event the aforesaid Directors are at the same time executives or employees of Enel S.p.A. or other companies of the Enel Group, the measures referred to in paragraph 6.1 above shall also be applied.

(3)	Or the members of any equivalent managerial body instituted pursuant to the decrees implementing Law n. 366 of October 3, 2001.
(4)	Or the regular members of any equivalent supervisory body instituted pursuant to the decrees implementing Law n. 366 of October 3, 2001.

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Attachment 1

TABLE 1: Transactions of financial instruments referred to in article 1.1, letter d) (i) of the Dealing Code, as well as of convertible bonds

Important person or member of his/her immediate family (1):

Stipulation	Kind of transaction (2)	Financial instrument concerned by	Action from which the	Quantity	Unit price	Amount paid/received in
date		transaction and issuing company(3)	transaction derives(4)			the transaction(5)

(1) If it is a member of the immediate family, indicate the degree of kinship with the important person.
(2) Indicate the kind of transaction:
A = Purchase
V = Sale
S = Subscription
O = other, in which case specify.

(3) Indicate the financial instrument (and related ISIN code) involved in the transaction:

AZO = ordinary shares
AZP = preferred shares
AZR = saving shares
OBCV = convertible bonds
O = other, in which case specify the financial instrument.
Also indicate the company that issued the financial instrument involved in the transaction.

(4) Indicate the kind of action from which the transaction derives:

-   transaction on the market
-   transaction outside the market
-   conversion of convertible bonds
-   exercise of stock options or preemptive rights
-   exercise of warrants
-   exercise of derivative instruments or covered warrants
-   other, in which case specify.

(5) The amount of the transaction is calculated as the product of the quantity times the unit price.

11

Attachment 1 (continued)

TABLE 2: Transactions of financial instruments referred to in article 1.1, letter d) (ii) and (iii) of the Dealing Code, with the exception of convertible bonds

Important person or member of his/her immediate family (6):

Stipulation	Kind of	Derivative financial instrument	Category	Underlying financial instrument	Quantity
date	transaction (7)	involved in the transaction(8)	(9)	and issuing company(10)

Unit price	Actual investment/	Potential investment/
	disinvestment(11)	disinvestment(12)	Conditions(13)

(6) If it is a member of the immediate family, indicate the degree of kinship with the important person.

(7) Indicate the kind of transaction:

A = Purchase
V = Sale
O = other, in which case specify.

(8) Indicate the kind of derivative financial instrument (and related ISIN code) involved in the transaction:

W = warrants
CW = covered warrants
OPZ = options
PR = premiums
O = other, in which case specify.

(9) Indicate the category of derivative financial instrument (or the warrant or covered warrant) involved in the transaction:

C = call
P = put
O = other, in which case specify.

(10) Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) involved in the transaction. Also indicate the company that issued the financial instrument underlying the derivative contract (or the warrant or covered warrant) involved in the transaction.

(11) The actual investment/disinvestment is calculated as the product of the quantity of the derivative financial instrument (or the warrant or covered warrant) involved in the transaction times the unit price.

(12) The potential investment/disinvestment is calculated as the product of the quantity of the financial instrument underlying the derivative contract (or the warrant or covered warrant) involved in the transaction times the official price of the aforesaid financial instrument recorded on the day the transaction was formalized. Specify in the present box also the indicated quantity and official price of the financial instrument underlying the derivative contract (or the warrant or covered warrant) involved in the transaction.

(13) Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction (including at least: strike price, exercise ratio and expiry date).

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Attachment 2

I, the undersigned, ____________________________________________________________________________

–	having taken note that I have been put on the list of “important persons” referred to in Enel Group’s Dealing Code for the management, treatment and communication to the market of information regarding transactions of financial instruments carried out by “important persons”, as approved by the Board of Directors of Enel S.p.A. on December 12, 2002;
–	attesting that I have received a copy of the aforesaid Dealing Code and that I have read and understood its regulations;
–	being aware of my legal obligations deriving from the aforesaid Dealing Code and of the penalties provided for in case of nonobservance of such obligations;

DECLARE

that I undertake with the utmost diligence, as far as I myself am concerned, to observe the regulations contained in the aforesaid Dealing Code.

(Date)	(Signature)

HIGHLIGHTS
Main events
The Enel Group
Board of Directors, Board of Statutory Auditors and Independent Auditors
The Enel Stock
REPORT ON OPERATIONS
Overview and Summary of Results
Regulatory Framework
OPERATING REVIEW
Financial Data by Segment
Generation and Energy Management
Networks and Sales
Electricity
Gas
Terna
Telecommunications
Services and Other Activities
Parent Company
RESEARCH AND DEVELOPMENT
HUMAN RESOURCES
EVENTS SUBSEQUENT TO JUNE 30, 2002 AND OUTLOOK
FINANCIAL REVIEW
CONSOLIDATED FINANCIAL STATEMENTS AND NOTES
Consolidated Balance Sheet
Consolidated Income Statement
Notes to the Financial Statements
Balance Sheet — Assets
Balance Sheet — Liabilities and Shareholders’ Equity
Off Balance Sheet Items
Income Statement
ATTACHMENTS
Subsidiaries, affiliated companies and other relevant equity investments of the Enel Group at June 30, 2002
COMPANIES INCLUDED IN THE CONSOLIDATION AREA USING THE LINE-BY-LINE METHOD AT JUNE 30, 2002
AFFILIATED COMPANIES ACCOUNTED FOR UNDER THE COST METHOD AT JUNE 30, 2002
OTHER RELEVANT EQUITY INVESTMENTS AT JUNE 30, 2002
ENEL SPA FINANCIAL STATEMENTS
Balance Sheet
Income Statement
REPORT OF THE INDEPENDENT AUDITORS

JUNE 30, 2002 Half-Year Report

4

CONTENTS

Highlights	7
Main events	8
The Enel Group	10
Board of Directors, Board of Statutory Auditors and Independent Auditors	11
The Enel stock	12

REPORT ON OPERATIONS

Overview and summary of results	16
Regulatory framework	21

Operating review
Financial data by segment	26

Generation and Energy Management	27
Networks and Sales	32
Electricity	32
Gas	37
Terna	39
Telecommunications	41
Services and Other Activities	46

Parent Company	50

Research and Development	55

Human Resources	56

Events subsequent to June 30, 2002 and outlook	59

Financial review	61

JUNE 30, 2002 Half-Year Report	Contents

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

Consolidated Balance Sheet	76
Consolidated Income Statement	78
Notes to the Financial Statements	79
Balance Sheet — Assets	85
Balance Sheet — Liabilities and Shareholders’ Equity	96
Off Balance Sheet Items	107
Income Statement	110

Attachments
Subsidiaries, affiliated companies and other relevant equity investments of the Enel Group at June 30, 2002	116

ENEL SPA FINANCIAL STATEMENTS

Balance Sheet	132
Income Statement	134

REPORT OF THE INDEPENDENT AUDITORS	137

4
JUNE 30, 2002 Half-Year Report	Contents

Highlights

	1st Half
	2002	2001

Income data (in millions of euro)
Revenues	14,404	14,757	(1)	14,291	(2)
Gross operating margin	3,869	4,380	(1)	4,616	(2)
Operating income	1,448	1,991	(1)	2,350	(2)
Net income	1,375	973	(1)	1,529	(2)
Financial data (in millions of euro)
Gross capital employed	48,350	47,191	(3)
Net capital employed	44,206	43,039	(3)
Total financial debt	23,932	21,930	(3)
Shareholders’ Equity including minority interests	20,274	21,109	(3)
Cash flow from operations	2,093	2,645
Share data (euro)(4)
Net income per share	0.23	0.16	(1)	0.25	(2)
Net equity per share	3.32	3.46	(3)
Operating data
Electricity sold on the regulated and free market (TWh)	96.8	103.6
Energy transported for the free market (TWh)	44.4	36.3
Net electricity generated (TWh)	76.4	77.7	(1)	86.1	(2)
Employees at period end (no.)	73,068	72,661	(3)
Market indicators
Average Brent oil price ($/barrel)	23.1	26.6
High-sulfur content fuel oil average price ($/t)	123.6	119.5
Average $/euro exchange rate	0.898	0.898
Average six-month Euribor rate	3.50%	4.57%

(1)	Figures for the 1st Half of 2001 relate to the Restated Consolidated Income Statement and does not therefore take into account figures of Elettrogen and Valgen (disposed in 2001) while including those for Infostrada from January 1, 2001. The effect of the acquisition of Infostrada and the sale of Elettrogen and Valgen on the amortization of consolidation differences and on financial charges are also reflected.
(2)	As reported in 2001.
(3)	At December 31, 2001.
(4)	Adjusted to take into account the number of shares resulting from the reverse stock split (6,063,075,189).

7

JUNE 30, 2002 Half-Year Report

MAIN EVENTS

January
•	Acquisition of the Viesgo Group, a Spanish holding company active in the generation and distribution of electricity, for euro 1,870 million (subject to an adjustment, following an assessment currently underway);
•	merger of Infostrada and WIND, effective January 1, 2002, and continuation of technical and commercial integration between the two companies;
•	spin-off of Enel Distribuzione Gas sales activities (sale of natural gas to regulated market customers) into Enel Vendita Gas effective January 1, 2002;
•	acquisition of the Marcotti Group, active in the distribution and sale of natural gas in Northern and Central Italy, for euro 91 million;
•	the Lombardy Regional Administrative Court granted in full Enel’s appeal against the resolution issued by the Authority for Electricity and Gas setting criteria for the determination of stranded costs. According to Enel, by issuing such regulation the Authority introduced a mechanism for the calculation in violation of criteria indicated in the applicable body of legislation. On May 9, 2002, the term for the Authority to appeal to the State Council expired making the ruling effective.

February
•	Agreement between Elettroambiente, Enel Group’s subsidiary active in the waste-to-energy field, and the Marcegaglia Group, providing for the construction of a biomass generation plant in Cutro (Crotone);
•	strategic alliance between Enel Green Power and the Camfin Group for the joint development of projects in the environmental technology and renewable sources sector.

March
•	Acquisition of 98.58% of Camuzzi Gazometri’s capital stock for euro 1,043 million (of which an advance of euro 434 million already paid in 2001). The operation was closed in May. Thanks to this acquisition the Enel Group consolidates its position, becoming the second largest operator in the domestic gas distribution market with 1.7 million customers and a yearly distribution capacity of more than 3 billion cubic meters;
•	agreement between Enelpower and Brazilian electricity utility ANEEL (Agencia Nacional de Energia Electrica) for the construction and management of a 1,300 kilometers long high-voltage power line linking Northern and Southern Brazil. The project, worth about euro 400 million, is 70% financed through a project financing;
•	the auction for the disposal of Eurogen was concluded with the awarding of the company to the Edipower consortium. The sale became effective May 31, 2002, with a payment of euro 3,057 million (subject to an adjustment currently under negotiation, as provided in the agreement) in addition to euro 751 million of debt held by Eurogen with the Enel Group;
•	start of the preliminary activities for the sale of Interpower, including the issue of the public offer and the drafting of the Information Memorandum;
•	sale by Enel Real Estate of 49% of Immobiliare Rio Nuovo to the Deutsche Bank Group for euro 44 million.

April
•	Pronouncement of the Lombardy Regional Administrative Court in favor of Enel Distribuzione regarding the appeal against the fine imposed by the Authority for Electricity and Gas in May 2001, amounting to euro 46.5 million. On June 5, 2002, the Authority appealed to the State Council against such ruling. A discussion of the case is pending.

JUNE 30, 2002	Half-Year Report

May
•	Start of operations of the new sale organization of Enel Distribuzione based on 25 Contact Centers and 2,300 operators answering calls made at toll free number 800 900 800, 24 hours on 24, seven days a week. Starting from May 7, 2002, a phone service provides all services previously offered exclusively at counters;
•	the Shareholders’ Meeting held on May 24, 2002 authorized the Board of Directors of the Parent Company to purchase, in one or more installments, up to a maximum of 155 million Enel ordinary shares, for a maximum amount of euro 1 billion. At the present date, the mandate has not been exercised;
•	the new Board of Directors, chaired by Piero Gnudi and composed of Mauro Miccio, Franco Morganti, Fernando Napolitano, Francesco Taranto and Gianfranco Tosi appointed Paolo Scaroni as Managing Director and General Manager of Enel SpA.

June
•	The State Council, with pronouncement dated June 22, 2002, accepted the appeal of the Italian Antitrust Authority against the Lazio Regional Administrative Court ruling granting in full Enel’s previous appeal against the Authority’s withholding of its approval on the purchase of Infostrada, subordinating it to the sale on the part of Enel of an additional 5,500 MW of generation capacity. The State Council has however annulled such obligation, referring to the Authority for further resolutions on the matter.

JUNE 30, 2002	Half-Year Report

THE ENEL GROUP

JUNE 30, 2002	Half-Year Report

BOARD OF DIRECTORS, BOARD OF STATUTORY AUDITORS
AND INDEPENDENT AUDITORS

Board of Directors Chairman Piero Gnudi Managing Director and General Manager Paolo Scaroni Directors Mauro Miccio Franco Morganti Fernando Napolitano Francesco Taranto Gianfranco Tosi	Board of Statutory Auditors Chairman Bruno De Leo Auditors Franco Fontana Gustavo Minervini Substitute Auditors Francesco Bilotti Roberto Ulissi

Independent Auditors KPMG SpA

JUNE 30, 2002	Half-Year Report

THE ENEL STOCK

In the first six months of 2002, international stock markets registered a decline in line with the negative performance of the economy in the United States and in Europe. Investors showed a loss of confidence in stock market investments as a result of events affecting the credibility of a number of large American corporations operating also in traditionally protected sectors such as energy.

In such context, the Enel stock registered in the first six months of the year a decline of about 8%, against a drop of about 13% in the MIB30 stock market index.

During the year, the stock maintained a performance in line or better than that of major stock markets, though affected by the negative performance of the telecommunications sector to which the Enel stock is exposed through WIND.

The overall performance of the stock was pushed by the euro 0.36 dividend per share paid in June, up 38.5% on the previous year (euro 0.26). The dividend represents a yield, calculated at the coupon date (June 24, 2002), equal to about 6.5%, one of the highest among European utilities.

Average trading volume for the first six months of the year was about 20 million shares per day.

JUNE 30, 2002	Half-Year Report

Enel stock performance from January 1, 2002 (official listed quotes/daily traded volume)
– MIB30 and FT-SE Electricity indexes

JUNE 30, 2002	Half-Year Report

REPORT ON OPERATIONS

OVERVIEW AND SUMMARY OF RESULTS

The Italian economy in 2002 continues to be strongly affected by the marked slowdown registered in the last Quarter of 2001.
Daily Italian industrial production between January and May 2002 declined by 3.1%, net of seasonal factors, on the same period in 2001.
Due to the strengthening of the euro against the dollar, to weak oil prices and the easing of food price increasing registered at the beginning of the year, inflation in June was 2.2%, declining from the beginning of the year.
In such context, due to a loose monetary policy followed by the Federal Reserve, the European Central Bank did not modify in the first part of 2002 its monetary policy, leaving the official interest rate unchanged at 3.25%.
The average $/€ exchange rate in the first six months of 2002 was equal to 0.898, in line with that for the same period in 2001. The exchange rate at June 30, 2002 was 0.9975, against 0.8813 at the end of 2001, representing a 13.2% increase in the value of the European currency.

With regards to energy prices, the average international spot price of Brent crude in the first six months of 2002 was 23.1 dollars per barrel ($/b), decreasing by 13.2% over the same period in 2001 (26.6 $/b). The price of oil registered however a marked increase in the first Quarter of 2002, recovering from the low level reached towards the end of the previous year. It increased in fact from about 19 $/b at December 31, 2001, to almost 27 $/b at the beginning of April 2002. Prices subsequently remained in a range included between 24 and 26 $/b, though continuing to fluctuate widely on a daily and weekly basis. The price of crude oil at June 30, 2002 was equal to 25.5 $/b.
Among the causes of such increase are, in addition to production cuts resolved by OPEC with the partial support of non-OPEC producers, political reasons linked to the highly tense situation in the Middle East, reflected in the price of oil through a premium paid for the risk of the spreading of the conflict to the whole area.
Fuel oil prices in the first six months of 2002 registered a higher increase on the same period in the previous year than crude prices, though varying according to sulfur content. The average price of oil (Oil Platt’s Mediterranean index) in the first six months of 2002 was equal respectively to 123.6 $/t for high-sulfur fuel oil and to 134.3 $/t for low-sulfur fuel oil. In the first six months of 2001 the average price was equal respectively to 119.5 $/t for high-sulfur fuel oil and 142.4 $/t for low-sulfur fuel oil, representing a 3% increase and a 6% decline respectively for high-sulfur and low-sulfur fuel oil.
In the first half of 2002, natural gas prices were lower than in the same period in 2001 due to lower energy prices in general (down by over 10% in the same period, though on an upward trend from lows registered towards the end of the year), and the rise in the €/$ exchange rate, to which gas prices are correlated with varying time lags.
In the first six months of 2002, the average international market price of coal (Coal Week International index for the Authority for Electricity and Gas mix) registered a significant decline over the average for the first six months of 2001, dropping from 41.81 $/t to 36.64 $/t (down 12.4%). Coal prices have been declining since the beginning of 2002 due mainly to excess supply and weak demand.

In the first six months of 2002, demand for electricity in Italy grew by 2.2% on the same period in 2001, increasing from 151.7 billion kWh to 155.1 billion kWh. The rate of growth is in line with that registered in the first six months of the year and for the whole of 2001, improving on growth registered in the first Quarter of 2002 (up 1.7%). Gross generation grew by 2.5%, in line with the increase in electricity delivered to the network. Thermal generation was higher by 10.9%, against a 27.1% decline in hydroelectric generation caused by the low water supply in the first months of 2002. The rise in imports is due to the upgrade of a number of interconnection lines, allowing to increase transport capacity from September 2001.

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JUNE 30, 2002 Half-Year Report	Report on operations

Domestic energy flows (source: ISO)

	1st Half
Millions of kWh	2002	2001	Change
Gross electricity generation
Thermal	117,249	105,727	11,522	10.9%
Hydroelectric	21,878	30,013	(8,135)	–27.1%
Geothermal and other sources	2,765	2,696	69	2.6%
Total gross electricity generation	141,892	138,436	3,456	2.5%
Auxiliary services consumption	(6,817)	(6,480)	(337)	5.2%
Net electricity generation	135,075	131,956	3,119	2.4%
Net imports	25,403	24,581	822	3.3%
Electricity delivered to the network	160,478	156,537	3,941	2.5%
Consumption for pumping	(5,386)	(4,828)	(558)	11.6%
Electricity absorbed by the network	155,092	151,709	3,383	2.2%

Due in part to climatic factors, the peak domestic electricity requirement (50,974 MW) was registered on June 21, 2002, up 5.9% on the corresponding peak registered in June 2001 (48,133 MW). Demand for electricity was met by thermal electricity (61.8%), imports (11.5%) and hydroelectric energy (25.7%), the residual part accounted for by geothermal and wind generated electricity.

Enel Group results

Domestic electricity generation, sales and transport

	1st Half				1st Half
Millions of kWh	2002	2001 restated	Change		2001
Net electricity generation
Thermal	60,729	55,855	4,874	8.7%	62,141
Hydroelectric	13,518	19,600	(6,082)	–31.0%	21,708
Geothermal	2,098	2,163	(65)	–3.0%	2,163
Other sources	21	58	(37)	–63.8%	59
Total net electricity generation	76,366	77,676	(1,310)	–1.7%	86,071
Sales of generation companies	7,088	3,017	4,071	134.9%	3,170
Electricity purchases
From domestic producers	11,776	9,034	2,742	30.4%	792
From foreign producers	11,309	12,627	(1,318)	–10.4%	12,627
From the ISO	15,212	18,697	(3,485)	–18.6%	18,697
Total electricity purchases	38,297	40,358	(2,061)	–5.1%	32,116
Electricity sales
Sales on the regulated market:
High-Voltage	8,527	9,128	(601)	–6.6%	9,128
Medium-Voltage	21,259	28,205	(6,946)	–24.6%	28,205
Low-Voltage	52,322	53,245	(923)	–1.7%	53,245
Total regulated market	82,108	90,578	(8,470)	–9.4%	90,578
Sales on the free market:
High-Voltage	7,464	8,357	(893)	–10.7%	8,357
Medium-Voltage	7,219	4,683	2,536	54.2%	4,683
Low-Voltage	9	2	7		2
Total free market	14,692	13,042	1,650	12.7%	13,042
Total electricity sales	96,800	103,620	(6,820)	–6.6%	103,620
Electricity transported on Enel Distribuzione’s network	126,525	126,920	(395)	–0.3%	126,920

JUNE 30, 2002 Half-Year Report	Report on operations

Data for the first half of 2001 provided for comparative purposes has been restated and excludes net electricity generated by Elettrogen and Valgen (the first sold on September 20, 2001 and the second on June 1, 2001), reclassifying it as an increase in purchases from domestic producers. The table includes in the last column data reflecting the operating perimeter existing at such time. Energy transported on Enel Distribuzione’s network consists of electricity sold directly to regulated market customers and electricity destined to the free market transported on the same. Starting January 1, 2002, the transport of electricity is remunerated through a single tariff, regardless of the final customer.

Sales on the free and regulated market declined by 6.6% over the first six months of 2001. Quantities sold on the regulated market decreased by 9.4%, concentrated in the high- and medium-voltage segments, due to the growth of the free market and the sale of the Rome and Turin distribution networks (in the second half of 2001). Net of the sale of the two distribution networks, the decline in sales is equal to about 6%.
Quantities sold on the free market grew by 12.7% on the first six months of 2001 thanks to the strong increase in medium-voltage sales, up 54.2%. The decline in high-voltage sales to free market customers, equal to 10.7%, is due to the possibility offered to final users, as provided by Authority for Electricity and Gas Resolution no. 317/2001, to acquire at auctions held by the ISO (Independent System Operator), electricity generated by plants falling under the incentives provided by CIP Regulation no. 6/92, in addition to part of electricity imported.

Electricity transported on Enel Distribuzione’s network amounts to 126,525 million kWh, in line with volumes transported in the first six months of 2001 (126,920 million kWh), showing that the loss of sales caused by the opening up of the market is offset by electricity transport.

The Enel Group’s net domestic electricity generation in the first six months of 2002 amounted to 76,366 million kWh, declining on a comparable basis by 1.7% over the same period in 2001. Hydroelectric generation declined (down 31.0%, equal to -6,082 million kWh) due to a lower water supply. The decline was compensated almost in full by the increase in thermal generation (up 8.7%, equal to +4,874 million kWh). Direct sales of generation companies increase from 3,017 million kWh in the first six months of 2001, to 7,088 million kWh in the same period in 2002 due to higher withdrawals from the network on the part of free market operators.

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JUNE 30, 2002 Half-Year Report	Report on operations

Operating performance

	1st Half
In millions of euro	2002	2001 restated	Change
Electricity, gas and services
Revenues	12,724	13,378	(620)	-4.9%
Gross operating margin	3,637	4,498	(861)	-19.1%
Operating income before amortization of consolidation differences	2,021	2,800	(779)	-27.8%
Operating income	1,990	2,784	(794)	-28.5%
Telecommunications
Revenues	1,887	1,620	267	16.5%
Gross operating margin	232	(118)	350
Operating income before amortization of consolidation differences	(269)	(520)	251	48.3%
Operating income	(542)	(793)	251	31.7%
Elisions
Revenues	(207)	(241)
Total Group
Revenues	14,404	14,757	(353)	-2.4%
Gross operating margin	3,869	4,380	(511)	-11.7%
Operating income before amortization of consolidation differences	1,752	2,280	(528)	-23.2%
Operating income	1,448	1,991	(543)	-27.3%

Results for the first half of 2001 are restated for comparative purposes excluding results of Elettrogen and Valgen, while including those of Infostrada (and the effects of its acquisition) for the 1st Quarter.

Gross operating margin for the period amounted to euro 3,869 million, declining by euro 511 million (down 11.7%) on the first half of 2001, restated on a comparable basis. The change is due to a euro 350 million improvement in the Telecommunications sector and a euro 861 million decline in electricity, gas and service related activities, of which euro 780 million due to Generation and Energy Management, and euro 160 million to the decline in the margin on electricity imports, partly offset by an improvement registered in Networks and Sales activities.
Main factors affecting the results of the Generation and Energy Management sector include the elimination in 2002 of the €¢ 0.31 contribution recognized only in 2000 and 2001 on the generation of electricity destined to the regulated market (down euro 202 million), the recording in the first half of 2001 of nonrecurring income (euro 201 million) and the charge imposed in 2002 pursuant to regulations regarding “green certificates” (euro 73 million). Other relevant elements are represented by lower hydroelectric generation and a reduction in the positive spread between the tariff component aimed at covering the cost of fuel and the actual fuel expense incurred, due to the different performance of fuel prices in the two periods. Positive effects were instead produced by higher margins on international activities (up euro 89 million), of which euro 72 million generated by the Viesgo Group, acquired at the beginning of 2002.
WIND reported a 16.5% increase in revenues over the first six months of 2001, improving from a negative gross operating margin of euro 118 million, to positive euro 232 million.

The consolidated operating income amounts to euro 1,448 million, declining by euro 543 million (down 27.3%), in line with the decline in the gross operating margin (in absolute value terms).

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JUNE 30, 2002 Half-Year Report	Report on operations

Group net income is equal to euro 1,375 million, as compared with euro 973 million in the first six months of 2001, also on a restated basis. The euro 402 million increase is partly due to higher net extraordinary income generated by the capital gain realized on the sale of Eurogen, net of the write-down in the value of the goodwill of WIND. The improvement is due also to lower income taxes resulting primarily from the capital gain on the disposal of Eurogen on which a lower substitute tax rate applies.

Cash flow from operations amounts to euro 2,093 million, as compared with euro 2,645 million in the first six months of 2001. The decline is due to higher income taxes payable, interest expense and other financial charges. Cash generated by operations is in line with the previous year at about euro 3,700 million.

Net capital employed at June 30, 2002 amounts to euro 44,206 million (euro 43,039 million at December 31, 2001), while total financial debt is equal to euro 23,932 million, increasing by euro 2,002 million on December 31, 2001, partly due to the payment by the Parent Company of dividends amounting to euro 2,183 million. The debt to equity ratio at June 30, 2002 is equal to 1.18, as compared to 1.04 at December 31, 2001 and 1.3 at June 30, 2001.

Capital expenditure (on tangible and intangible assets) for the first six months of 2002 amounts to euro 2,271 million, made up as follows:

	1st Half
In millions of euro	2002	2001	Change
Generation and Energy Management	473	246	227
Networks and Sales	782	609	173
Telecommunications	638	1,112	(474)
Terna	65	31	34
Services and Other Activities	313	192	121
TOTAL	2,271	2,190	81

Capital expenditure for the first six months of 2002 is in line with the same period in 2001 on a restated basis. The breakdown by sector shows a marked growth in electricity related activities (generation plant and distribution networks) due to the conversion of plant to turbogas combined-cycle technology and to expenditure on the “Digital Meter” project, involving an investment of about euro 100 million. Capital expenditure in the Telecommunications sector for the first six months of 2001 includes the euro 362 million balance paid for the UMTS license awarded to WIND. Net of such component, capital expenditure decreases by euro 112 million due to a temporary slowdown. The increase in capital expenditure registered by other activities is due primarily to the construction of a super-high voltage power line in Brazil, currently considered as part of Engineering and Contracting activities.

At June 30, 2002 the Group employed 73,068 persons (against 72,661 at December 31, 2001). In the first six months of the year, the difference between terminations of employment and new hirings was negative (-1,062 employees), while changes in the consolidation area generated a net increase of 1,469 employees.

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JUNE 30, 2002 Half-Year Report	Report on operations

REGULATORY FRAMEWORK

Electricity sector

On January 1, 2002, new norms regulating technical and economic conditions for the transport, measurement and sale of electricity for the free and regulated market came into effect. The norms were included in an integrated text body of law (Testo integrato) that replaces previous tariff regulations. A single set of norms regulating the transport of electricity for the free and regulated market, compatible with the launch of the Electricity Exchange, was introduced. These norms replace previously issued regulations on the transport of electricity.
Also starting from the beginning of 2002, new tariffs for regulated electricity services came into effect. In the case of household supplies, the Authority for Electricity and Gas (the Authority) reviewed provisionally individual tariff components, awaiting the coming into effect of the mechanism protecting lower income customers under discussion by the Government.
For non-household supplies, the Integrated Text sets the value of tariff components aimed at covering transport, distribution and sale costs for base tariff plans. The overall sum of such components is basically unchanged from the previous year.
With regards to the wholesale price of electricity for regulated market customers, the tariff component aimed at covering fixed generation costs was set, varying according to the time band in which it is generated, at a level slightly higher than in 2001 (averaging €¢ 2.06 per kWh against €¢ 2.05 per kWh in 2001).
As already provided by prior regulations, from January 1, 2002 the additional component of €¢ 0.31 per kWh, introduced for the years 2000 and 2001 in favor of the generation of electricity destined to the regulated market, is no longer applicable. Also from January 1, 2002 all gradual components aimed at aligning prices to the cost of energy supplied to non-household customers are suppressed. As a result, the price for low-voltage electricity will decline by about €¢ 0.7 per kWh, while those for medium- and high-voltage electricity will increase respectively by about €¢0.15 and €¢0.62 per kWh.
From January 1, 2002, Enel Distribuzione applies to its customers tariffs proposed in September 2001 (in line with limitations imposed) and approved by the Authority. In addition to base tariff plans, Enel Distribuzione offers its household and non-household customers special tariff plans from which to choose.

“Green certificates"
Legislative Decree no. 79/99 (Bersani Decree) provides a new regulatory framework for the promotion of electricity generated from “newly-built” generation plants using renewable sources, replacing regulations provided by Law no. 9/91 and CIP Regulation no. 6/92. The new set of regulations contains the following main provisions:

•	yearly quantitative objectives for the generation and import of electricity from new plants using renewable sources, assigning specific responsibilities to importers and producers of electricity;
•	remuneration of investments based on market mechanisms (sale of “green certificates” and sale of the renewable source electricity in a separate market), as opposed to a system based on rigidly-controlled prices, and strict rules for their revision.

Plants generating electricity from renewable sources which make use of facilitations for the sale of electricity to the ISO, as provided by Law no. 9/91 and CIP Regulation no. 6/92, continue to benefit from the ensured purchase of electricity at administered rates for a term of eight years from their coming into service.

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JUNE 30, 2002 Half-Year Report	Report on operations

Starting in 2002, importers and producers are required to input in the national electricity network a minimum of 2% of electricity generated using renewable sources (by plants coming into service, upgraded, reactivated or renovated after April 1, 1999), with reference to total electricity generated by nonrenewable sources or generated in the previous year.

Such requirement can be met also through the purchase of right (the so-called “green certificates”) from other producers or from the ISO.
With regards to the Enel Group, such requirements in 2002 are estimated at about 2,300 million kWh.

Gas sector

In the first half of 2002 new regulations for the gas sector were introduced. The Authority for Electricity and Gas regulated the stocking, regasification and distribution activities.
Tariffs currently applicable for transport and use of regasification terminals are those set for the period October 1, 2001 — September 30, 2002, determined by companies and approved by the Authority, in compliance of limits set in Resolution no. 120/01. In the first six months of 2002 tariffs applied for the distribution and sale of gas were those set for the period between July 1, 2001 to June 30, 2002, based on distribution revenues set by the Authority through Resolution no. 237/00.
The Authority modified and integrated regulations regarding the determination of gas distribution tariffs to keep into account pronouncements of the Lombardy Regional Administrative Court (TAR) that, though confirming the legitimacy of the determination of tariffs on the basis of parameters, recognized as legitimate the determination of tariffs on the basis of actual data, where available. The Authority has in fact regulated the prioritary access to new regasification terminals to those subjects that invest in their construction, reserving to these 80% of the capacity of the plant for a term of 20 years. The norm will apply until the total domestic capacity for regasification has reached 25 billion cubic meters per year and only to plant coming into operation by December 31, 2010.
In the context of the adoption of stocking rules, the Authority established transitional criteria for access to the stocking service valid from April 1, 2002, setting criteria for the determination of tariffs so as to ensure an appropriate return on capital invested. Based on such norms, stocking companies submitted tariff proposals to the Authority for approval.
The Authority finally established the criteria for the recognition in the tariff of costs relating to work aimed at improving the safety of equipment installed on the customers’ premises.

Law proposal on the “Restructuring and streamlining of the energy sector”

On July 19, 2002 the Council of Ministers gave its preliminary approval to the proposed law for the restructuring and streamlining of the energy sector.

The law proposal, which keeps into account opinions emerged from a survey of the sector carried out in the first months of 2002 by the Tenth Commission of the Chamber of Deputies, defines the role and responsibilities of the State and Regions in light of the new Section V of the Italian Constitution, with the aim of completing the liberalization of the markets for electricity and gas.

Main issues of interest for Enel introduced by the law proposal are the following:

•	the abrogation, effective January 1, 2004, of stranded cost refunds relating to

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JUNE 30, 2002 Half-Year Report	Report on operations

generation plants. As partial compensation, the “hydroelectric surcharge” is also abrogated from January 1, 2002;
•	the abrogation of increases in the carbon tax paid on fuel used in thermal plants and the assignment to the Government of the task of introducing an alternative taxation system for CO2 emissions based on emission trading;
•	the unification under a single owner of the ownership and management of the National Transmission Network and the listing on the stock exchange of the entity resulting from such process. The law proposal, moreover, separates the electricity network (and the gas network) from operators in the sector and public entities involved, that will not be allowed to hold a share higher than 10% in the companies owning and managing the said networks;
•	the issue by the Authority of guidelines for the setting of tariffs relating to transport and distribution operations for the next regulatory period. New tariffs must include, among other things, adjustments to bring remuneration in line with other European utilities and the application of the price cap mechanism exclusively on operating costs and depreciation charges, thus excluding capital employed;
•	the widening of the free market, with the extension of elegible customer status to all non-household final customers starting on January 1, 2004;
•	the redesign of relationships between Authorities overviewing the sector and the Italian Government, attributing to the Ministry of Industry substitute powers in case of lateness of the Authority in the exercise of its functions.

Once the examination on the part of the State-Region Conference, expected to take place by the beginning of September 2002, will be concluded the law proposal will return to the Council of Ministers for its final approval, subsequently beginning its parliamentary discussion phase.

Telecommunications sector

Main regulatory developments in the first six months of 2002 can be summarized as follows.

Flat rate Internet connections
Through Resolution no. 5/02/CIR, the Authority for Telecommunications (AT) approved the economic package for the FRIACO (Flat Rate Internet Access Call Origination) service, providing for discounts ranging between 19% and 26% on rates initially proposed by Telecom Italia.

General offer made by Telecom Italia for 2001
Through Resolution no. 4/02/CIR, the AT approved the offer published by Telecom Italia on September 7, 2001, reducing fees for telephone connection services (between -1.6% and -17.7%) and confirming fees for unbundled local loop access services set through Resolution no. 14/00/CIR.

General offer made by Telecom Italia for 2002
On April 18, 2002 Telecom Italia published its tariff proposal for 2002, currently being examined by the AT. With respect to the general offer made for 2001 and approved by the AT, the current offer features a reduction ranging from -5% and -10% of interconnection fees.

Leased lines
Economic conditions for the wholesale offer of leased lines on the part of Telecom Italia were approved by the AT on February 20, 2002 (Resolution no. 59/02/CONS). With respect to conditions offered to end customers, the offer

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JUNE 30, 2002 Half-Year Report	Report on operations

includes reductions of 10% for analog direct links and the standard offer of digital links, and a 3% reduction for the planned offer of direct digital links.

Mobile Number Portability
On February 25, 2002 TIM, Omnitel, WIND, Blu and IPSE signed a general agreement. The service was launched on May 5, 2002.

Equal treatment
On May 15, 2002, the AT passed Resolution no. 152/02/CONS containing a number of measures aimed at ensuring equal treatment of own customers and other customers by Telecom Italia. The resolution sets stricter conditions for settlement accounting procedures, the separation between network and services and price tests that must be passed by Telecom Italia prior to the introduction of a new commercial offer.

Wireless Local Loop
The auction for the awarding of licenses and frequencies for the Wireless Local Loop (WLL) service, announced through the publication on the Gazzetta Ufficiale dated January 21, 2002, was held on May 7, 2002. The auction provided for the awarding for each geographical area corresponding to the territory of each Italian Region and the autonomous Provinces of Trento and Bolzano of up to 7 licenses for the 24.5-26.5 GHz band, and up to 3 licenses for the 27.5-29.5 GHz, limited to a single license per geographical area held by an individual entity.
Twenty-nine companies were admitted to the bidding, with WIND, TIM and Omnitel competing for the awarding of WLL licenses in all Regions and in the two autonomous Provinces. WIND won one license and a block of frequencies in each of the Italian Regions (two separate licenses were assigned for the Trento and Bolzano autonomous Provinces).

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JUNE 30, 2002 Half-Year Report	Report on operations

OPERATING REVIEW

FINANCIAL DATA BY SEGMENT

	1st Half
In millions of euro	2002	2001 restated(1)	Change
Generation and Energy Management
Revenues	5,794	6,165	(371)	-6.0%
Gross operating margin	1,487	2,267	(780)	-34.4%
Operating income before amortization of consolidation differences	811	1,630	(819)	-50.2%
Operating income	790	1,628	(838)	-51.5%
Networks and Sales
Revenues	9,902	11,365	(1,463)	-12.9%
Gross operating margin	1,681	1,597	84	5.3%
Operating income before amortization of consolidation differences	1,039	771	268	34.8%
Operating income	1,029	757	272	35.9%
Terna
Revenues	413	376	37	9.8%
Gross operating margin	275	235	40	17.0%
Operating income	150	117	33	28.2%
Telecommunications
Revenues	1,887	1,620	267	16.5%
Gross operating margin	232	(118)	350
Operating income before amortization of consolidation differences	(269)	(520)	251	48.3%
Operating income	(542)	(793)	251	31.7%
Services and Other Activities
Revenues	1,280	913	367	40.2%
Gross operating margin	149	178	(29)	-16.3%
Operating income	(12)	75	(87)
Parent Company
Revenues	1,029	2,284	(1,255)	-54.9%
Gross operating margin	85	247	(162)	-65.6%
Operating income	73	233	(160)	-68.7%
Consolidation adjustments
Revenues	(5,901)	(7,966)	2,065
Gross operating margin	(40)	(26)	(14)
Operating income before amortization of consolidation differences	(40)	(26)	(14)
Operating income	(40)	(26)	(14)
Total Group
Revenues	14,404	14,757	(353)	-2.4%
Gross operating margin	3,869	4,380	(511)	-11.7%
Operating income before amortization of consolidation differences	1,752	2,280	(528)	-23.2%
Operating income	1,448	1,991	(543)	-27.3%

(1)	Figures for the first six months of 2001 relate to the Restated Income Statement that excludes Elettrogen and Valgen and includes Infostrada and the effect of its acquisition from January 1, 2001.

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JUNE 30, 2002 Half-Year Report	Report on operations

GENERATION AND ENERGY MANAGEMENT

The segment includes electricity generation activities in Italy and abroad, in addition to fuel trading and procurement (managed by Enel.FTL and its subsidiaries). The mission entrusted to companies in this sector as part of the new organizational structure of the Group is that of producing and offering energy on the market, integrating all the elements in the value creation chain, from the procurement of fuel, to trading and risk management.
Results of “International operations”, consisting of the Viesgo Group (Spain) — acquired in January 2002 — and of American subsidiaries CHI Energy and EGI, are reported separately from domestic operations.

Generation and Energy Management - key figures
	1st Half
In millions of euro	2002	2001 restated		Change
Domestic operations(1)
Revenues	5,360	6,136		(776)	-12.6%
Gross operating margin	1,382	2,251		(869)	-38.6%
Operating income before amortization of consolidation differences	764	1,618		(854)	-52.8%
Operating income	764	1,618		(854)	-52.8%
International operations(2)
Revenues	446	29		417
Gross operating margin	105	16		89
Operating income before amortization of consolidation differences	47	12		35
Operating income	26	10		16
Elisions	(12)	—		(12)
Total
Revenues	5,794	6,165		(371)	-6.0%
Gross operating margin	1,487	2,267		(780)	-34.4%
Operating income before amortization of consolidation differences	811	1,630		(819)	-50.2%
Operating income	790	1,628		(838)	-51.5%
Net capital employed	14,919	14,133	(3)	786	5.6%

(1)	Figures for the first six months of 2001 exclude Elettrogen and Valgen.
(2)	Figures for the first six months of 2001 relate exclusively to CHI Energy.
(3)	At December 31, 2001.

Domestic operations

The segment is managed by Enel Produzione and operates in Italy through the following companies:

•	electricity generation:

–	Enel Produzione (thermal and hydroelectric generation); Enel Green Power and Elettroambiente (active in the field of renewable sources);
–	Eurogen, sold on May 31, 2002 and Interpower, to be divested by the end of 2002, in compliance with regulations restructuring the sector;
•	fuel procurement, trading and logistic services:
–	Enel.FTL Group and Enel Logistica Combustibili (B&F Logistics);
•	technologies for the development of alternative sources:
–	Conphoebus.

The sale of subsidiary Eurogen to the Edipower consortium for euro 3,057 million, subject to an adjustment provided for in the sale contract, was completed in the first six months of 2002. In addition to the purchase price, the sale contract provides for the payment of debt owed by the subsidiary to other

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JUNE 30, 2002 Half-Year Report	Report on operations

Group companies, amounting to euro 751 million. The Edipower consortium includes among its shareholders Edison (40%), AEM Milano (13.4%), AEM Torino (13.3%), ATEL (13.3%), Unicredito Italiano (10%), Interbanca (5%) and Royal Bank of Scotland (5%).
Preliminary activities for the sale of Interpower were started alongside the conclusion of the sale of Eurogen. These included the publication of the offer on April 21, 2002, setting the term to submit letters of intent at May 13, date at which 19 letters manifesting interest from national and international operators and consortia were received. Enel subsequently prepared and issued to the 19 potential buyers an Information Memorandum, inviting them to make a nonbinding offer by June 26, 2002. In line with the procedure adopted for the sale of Elettrogen and Eurogen, the next phase in the process includes due diligence activities carried out by subjects admitted to the bidding. At the end of such phase, buyers will be invited to submit a binding offer for the acquisition of a share in Interpower. The bidding process and the signing of the final sale contract are expected to be concluded by the end of 2002.

Electricity generation

Enel Group net domestic electricity generation
	1st Half
Millions of kWh	2002		2001 restated		Change
Thermal	60,729	79.5%	55,855	71.9%	4,874	8.7%
Hydroelectric	13,518	17.7%	19,600	25.2%	(6,082)	-31.0%
Geothermal	2,098	2.7%	2,163	2.8%	(65)	-3.0%
Other sources	21	0.1%	58	0.1%	(37)	-63.8%
TOTAL	76,366	100.0%	77,676	100.0%	(1,310)	-1.7%

Net generation data for the first half of 2001 has been restated for comparable purposes and excludes the activity of Elettrogen and Valgen (sold respectively on September 20, 2001 and June 1, 2001). Eurogen’s contribution to generation for the first six months of 2002 relates to the five months prior to its sale.
As shown above, net generation declines by 1.7%. Hydroelectric generation registered a strong decline (down 31.0%, equal to 6,082 million kWh) due to the low water supply, particularly in the first three months of the year. In the first months of 2001, moreover, the water supply had been above average. Such decline was offset primarily by an increase in thermal generation, up 8.7% (+4,874 million kWh).

Contribution to gross thermal generation
	1st Half
Millions of kWh	2002		2001 restated		Change
Fuel oil	25,575	39.6%	21,999	36.8%	3,576	16.3%
Natural gas	20,351	31.4%	20,822	34.8%	(471)	-2.3%
Coal	15,882	24.5%	14,029	23.5%	1,853	13.2%
Other	2,934	4.5%	2,906	4.9%	28	1.0%
TOTAL	64,742	100.0%	59,756	100.0%	4,986	8.3%

The increase in generation was concentrated in fuel oil thermal plants and, to a lesser extent, in coal generation plants. The use of gas remains constant in absolute terms while plants converted to combined-cycle technology come into operation.

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JUNE 30, 2002 Half-Year Report	Report on operations

Capital expenditure and plants

Expenditure on plant and equipment in Italy
	1st Half
In millions of euro	2002	2001	Change
Thermal plants	327	175	152	86.9%
Hydroelectric plants	31	37	(6)	-16.2%
Geothermal plants	66	25	41	164.0%
Plants using renewable sources	17	20	(3)	-15.0%
TOTAL	441	257	184	71.6%

The strong increase in expenditure on thermal plants was due primarily to work for the conversion to combined-cycle technology of the La Casella, Priolo Gargallo, Porto Corsini and Pietrafitta plants owned by Enel Produzione. In the first six months of 2002 investments were made also in geothermal plant construction. The increase in capital expenditure on the first half of 2001, however, was partly due to lower investments made in such period, recovering in the second half of the year.

Net efficient domestic generation capacity
			Enel Green	Total domestic	Total domestic
	Enel Produzione	Interpower	Power	generation capacity	generation capacity
MW		at June 30, 2002			at Dec. 31, 2001	Change
Thermal	25,662	2,548	-	28,210	34,237	(6,027)
Hydroelectric	12,899	63	1,381	14,343	15,061	(718)
Geothermal	-	-	573	573	540	33
Wind and photovoltaic	-	-	51	51	43	8
TOTAL	38,561	2,611	2,005	43,177	49,881	(6,704)

The reduction in domestic net efficient generation capacity of the Enel Group resulting from the sale of Eurogen was equal to 7,008 MW, of which 6,242 MW of thermal electricity and 766 MW of hydroelectric power, while new plants coming into operation in the first six months of the year resulted in a 304 MW increase in generation capacity.

Operating performance
The domestic Generation and Energy Management sector registered in the first six months of the year a decline in revenues from euro 6,136 million to euro 5,360 million (down euro 776 million, or -12.6%).

Main factors contributing to the decline in revenues relate to the electricity generation area and include the following:

•	a reduction of about €¢ 1.3 per kWh on the first six months of 2001 of the electricity price component aimed at covering the cost of fuel, due to the different performance of energy prices in the two periods, resulting in a reduction in revenues of about euro 800 million;
•	the elimination in 2002 of the revenue component recognized in 2000 and 2001 on electricity generated for the regulated market by plants not included in incentive plants (€¢ 0.31 per kWh bonus), resulting in a decline in revenues equal to euro 202 million;
•	lower Electricity Equalization Fund contributions on electricity generated in past years by CIP Regulation no. 6/92 plants, down euro 84 million, and the euro 117 million reversal, in 2001, of accruals made against estimated stranded costs;

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JUNE 30, 2002 Half-Year Report	Report on operations

•	an increase in fuel sales made by Enel.FTL to third parties and to Group companies in other sectors, up about euro 400 million.

The economic impact of these factors was partly offset by the increase in activity reported by Enel.FTL with customers outside the Enel Group, and by natural gas sales made to Enel Trade. In the first six months of 2002, revenues from these activities amounted to euro 746 million, increasing by euro 387 million on the first six months of 2001.

The gross operating margin amounts to euro 1,382 million, declining by euro 869 million (down 38.6%) on the first six months of 2001 (euro 2,251 million), due mainly to the following factors:

•	a reduction of about euro 250 million in the spread between the tariff component aimed at covering the cost of fuel and actual costs incurred. Due to the mechanism applied in the determination of the tariff, such spread was particularly wide in the first half of 2001 and subsequently declined during the year, remaining in any case positive at around euro 50 million;
•	a decline of about euro 170 million in the gross operating margin on hydroelectric and geothermal generation as a result of the reduction in electricity generated on the first six months of 2001. The above margin is due primarily to the higher valuation of hydroelectric and geothermal energy generated by plants that do not fall under the provisions of CIP Regulation no. 6/92, following the introduction of a single price of electricity. Such margin is only partly eroded by higher charges for the access to the National Transmission Network. The gross margin includes also sales made to the ISO of electricity generated through renewable sources subsidized through CIP Regulation no. 6/92;
•	elimination of the mentioned €¢ 0.31 per kWh bonus, resulting in a decline of euro 202 million;
•	the euro 117 million reversal, in the first half of 2001, of accruals made against estimated stranded costs due to the issue in 2001 of specific regulations;
•	a reduction of euro 84 million in Electricity Equalization Fund contributions on electricity generated in past years by CIP Regulation no. 6/92 plants;
•	the recording in the first six months of 2002 of charges relating to the so- called “green certificates” amounting to euro 73 million;
•	increase of margins on Enel.FTL trading activity amounting to about euro 30 million, of which euro 24 million relating to gas.

The lower contributions of Eurogen for the first six months of 2002, due to its sale in May, was offset by net savings on personnel and services.

The operating income declines from euro 1,618 million to euro 764 million, down euro 854 million (-52.8%), registering a marginally better performance than the gross operating margin due to lower accruals to the Provisions for risks and charges, down euro 15 million. The depreciation expense is in line with the same period in 2001.

International operations

International operations are currently represented by the Viesgo Group, operating in Spain in the generation (and to a lesser extent in the distribution) of electricity, in addition to American subsidiaries CHI Energy and EGI (generation of electricity from renewable sources). In the first six months of 2001 the Group operated abroad exclusively through CHI Energy.
The Viesgo Group was acquired at the beginning of January 2002 for euro

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JUNE 30, 2002 Half-Year Report	Report on operations

1,870 million (subject to an adjustment, following an assessment currently underway), in addition to about euro 150 million of debt assumed by Enel. Net efficient installed capacity of Viesgo is equal to about 2,200 MW, of which about 73% represented by thermal generation (coal and fuel oil), and the residual 27% by hydroelectric power. Viesgo currently employs about 900 persons.

Net efficient generation capacity of international operations
MW	CHI Energy	EGI	Viesgo Group	Total
Thermal	—	—	1,599	1,599
Hydroelectric	163	134	604	901
Wind and photovoltaic	92	24	—	116
TOTAL	255	158	2,203	2,616

Revenues for the first six months of 2002 amount to euro 446 million, of which euro 391 million accounted for by Viesgo.
In the same period the Spanish Group’s net generation amounted to 4,055 million kWh (of which 3,668 million kWh of thermal electricity), while American subsidiaries generated a total of 798 million kWh. Net generation of CHI Energy in the first six months of 2001 was 331 million kWh.

Gross operating margin of international operations amounted to euro 105 million, of which euro 72 million relating to the Viesgo Group and euro 33 million to CHI Energy and EGI. The gross operating margin reported by CHI Energy in the first six months of 2001 was equal to euro 16 million.

The operating income amounts to euro 26 million, after depreciation, amortization and accruals amounting to euro 79 million, of which euro 21 million calculated on consolidation differences, amortized over 20 years.

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JUNE 30, 2002 Half-Year Report	Report on operations

NETWORKS AND SALES

The new organizational structure of the Group includes two specific operating areas, both managed by Enel Distribuzione:

•	Networks, in charge of managing regulated businesses, exploiting cost, investment and integrated management synergies. The area will group electricity and gas distribution activities;
•	Sales, in charge of developing an integrated offer of products and services in the field of electricity and gas through specialized distribution channels. The area will group electricity and gas sales on the free and regulated market, in addition to public and art lighting services (So.l.e.) and franchising (Enel.si) in the field of direct customer services.

Due to the current transitional stage and in view of the introduction of regulations for the above activities, in the analysis that follows they are considered jointly, separating the electricity and gas sector.

Networks and Sales - key figures
	1st Half
In millions of euro	2002	2001	Change
Electricity
Revenues	9,551	11,223	(1,672)	-14.9%
Gross operating margin	1,633	1,578	55	3.5%
Operating income before amortization of consolidation differences	1,010	758	252	33.2%
Operating income	1,010	758	252	33.2%
Gas
Revenues	351	142	209	147.2%
Gross operating margin	48	19	29	152.6%
Operating income before amortization of consolidation differences	29	13	16	123.1%
Operating income	19	(1)	20
Total
Revenues	9,902	11,365	(1,463)	-12.9%
Gross operating margin	1,681	1,597	84	5.3%
Operating income before amortization of consolidation differences	1,039	771	268	34.8%
Operating income	1,029	757	272	35.9%
Net capital employed	11,300	9,942	1,358	13.7%

Electricity

The area includes Enel Distribuzione (electricity distribution network serving the free and regulated market; sale of electricity on the regulated market), Deval (activities similar to those of Enel Distribuzione but limited to the Valle d’Aosta Region), Enel Trade (sale of electricity on the free market), So.l.e. (public and art lighting), and Enel.si (franchising).

Main events

Norms regarding the transport, metering and sale of electricity, contained in the Testo integrato law regulating the supply of main services supplied by distributors, came into effect in the first six months of 2002. Through this Resolution the Authority for Electricity and Gas aligned regulations for the free and regulated markets, bringing into line tariffs applied to free and regulated market customers for the transport of electricity, thus correcting unbalances contained in norms previously in force.

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JUNE 30, 2002 Half-Year Report	Report on operations

In the first six months of the year the sale of metropolitan distribution networks owned by Enel Distribuzione to municipalities requesting them continued. Main events in such field relate to the Milan and Verona distribution networks. In the first case, Enel and AEM Milano reached an agreement providing for the sale of the related business unit at the price set on March 31, 2001 by the “Arbitration Panel”, amounting to euro 424 million. Litigation is still pending at the Milan Court. The Milan distribution network serves about 385,000 customers through 4,500 kilometers of lines. With regards to the Verona distribution network, the Arbitration Panel formally concluded its work on June 26, 2002, indicating a value for the business unit of euro 108 million. Customers served are about 90,000, while the network stretches over 1,800 kilometers. In both cases the Antitrust Authority is examining the sale, the conclusion of which is expected within the year.

With reference to the court case promoted by Enel Distribuzione at the Lombardy Regional Administrative Court (TAR), requesting the repeal of Resolution no. 99, May 3, 2001 of the Authority for Electricity and Gas imposing a fine on the company, the first degree pronouncement of the Court was deposited on April 4, 2002. In its pronouncement, the Court granted Enel Distribuzione’s main request, declaring as paid the euro 46.5 million fine following the payment of a reduced amount (equal to about euro 52,000) made by the company on June 15, 2001, pursuant to article 16 of Law no. 689/91. Through a deed notified on June 5, 2002, the Authority appealed such pronouncement to the State Council and a discussion of the case is pending.

In March 2002 the Antitrust Authority opened an enquiry on the alleged abusive behavior with regards to the dominant position of the Parent Company and Enel Trade on the electricity market limited to eligible customers, in violation of article 82 of the European Community Treaty. Once the enquiry is concluded, the Antitrust Authority will communicate to Enel Trade and the Parent Company possible objections, granting a term for the defense and the possibility of a final hearing. At the present stage, February 15, 2003 represents the final term for the conclusion of the procedure. Enel Trade is cooperating with the Antitrust Authority, supplying data and information requested, and is confident to be able to demonstrate that its behavior in negotiations and marketing strategies that are the object of the enquiry are in line and conform to free competition rules.

The free market for electricity continued to grow, thanks also to the lowering from January 1, 2002 of elegibility thresholds, extending the eligible customer status to companies, consortia and final customers having an annual consumption of at least 9 million kWh and a minimum annual consumption of 1 million kWh for each participant in a consumer consortium, as established by the Bersani Decree.

At June 30, 2002, sites registered as “eligible” with the Authority for Electricity and Gas were 10,581 (8,525 relating to consortia), representing an annual consumption of 124.2 billion kWh. According to Enel estimates, the actual free market for 2002 amounts to about 92 billion kWh.

Capital expenditure on networks

Capital expenditure on electricity distribution networks
	1st Half
In millions of euro	2002	2001	Change
High-voltage	79	72	7	9.7%
Medium-voltage	309	280	29	10.4%
Low-voltage	324	212	112	52.8%
TOTAL	712	564	148	26.2%

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JUNE 30, 2002 Half-Year Report	Report on operations

The increase in capital expenditure on medium-voltage lines is due to the implementation of plans to improve the quality of service in compliance with Authority for Electricity and Gas resolutions.

The increase in capital expenditure on low-voltage lines reflects about euro 100 million of investments made in connection with the “Digital Meter” project. In the first half of 2002 the program involved the replacement of about 1.6 million meters.

The overall increase in capital expenditure is due in full to projects to improve the quality of service, as in the case of the replacement of meters, the upgrade of the medium-voltage network and the implementation of the program for the remote control of medium- and low-voltage transformer cabins.

The latter investments strongly contributed to the reduction by over 25% in the cumulative duration of power supply disruptions for low-voltage customers on the first six months of 2001.

In the first six months of the year, work aimed at reducing the environmental impact of electricity networks continued, in line with the Enel Group’s strategic objectives, such as the in-depth study of power line paths, the use of innovative technologies in the construction of new plant and equipment, the exclusive use of aerial insulated cables or underground cables in the laying of low-voltage lines and the use of aerial insulated cables or underground cables also in medium-voltage lines.

Electricity distribution lines
	km	no.	km	no.	km	no.
	at June 30, 2002		at Dec. 31, 2001		Change
High-voltage lines	20,125	–	20,154	–	(29)	–
Primary cabins	–	1,937	–	1,919	–	18
Medium-voltage lines	332,408	–	331,181	–	1,227	–
Secondary cabins	–	407,518	–	405,372	–	2,146
Low-voltage lines	710,828	–	708,905	–	1,923	–

The increased number of lines and cabins reflects construction activity aimed at improving service quality underway since 2000.

Operating performance
In the analysis that follows, revenues generated by Enel Distribuzione through the sale of electricity on the regulated market and the transport of electricity for the free market are considered jointly due to the introduction in 2002 of new norms providing for the unification of fees applied for the transport of electricity to regulated market and free market customers, and the setting of a maximum joint revenue per kWh used in the determination of tariffs.

The tariff component relating to “transport” costs represents the primary remuneration of Enel Distribuzione’s activity, while other tariff components, invoiced only to regulated market customers, represent the coverage of the cost of acquiring electricity and that incurred for the use of the National Transmission Network. The “margin on the sale and transport of electricity” —equal to the difference between revenues from the sale and transport of electricity and the total cost incurred for the acquisition of electricity, the use of the National Transmission Network and electricity transport fees paid — is the central element on which to base an analysis of Enel Distribuzione’s results in the current operating and regulatory framework.

Revenues reported in the first six months of 2002 by the Networks and Sales area in the electricity sector amount to euro 9,551 million, declining by euro

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JUNE 30, 2002 Half-Year Report	Report on operations

1,672 million (down 14.9%) on the same period in 2001, in which they amounted to euro 11,223 million. The decline is mainly due to the following factors:
•	a euro 1,677 million decline in revenues from the sale and transport of electricity recorded by Enel Distribuzione due to the reduction in average unit tariffs;
•	lower revenues from the sale of electricity on the free market, down euro 131 million;
•	higher revenues from energy trading on international markets, up euro 63 million;
•	higher revenues from franchising activities (Enel.si) and public lighting (So.l.e.), up euro 20 million;
•	higher sundry revenues, increasing by euro 53 million;

Sale and transport of electricity (Enel Distribuzione and Deval)
	Millions of kWh					Millions of kWh

	Transported	Sold on				Transported	Sold on
	for the free	regulated		Millions		for the free	regulated		Millions
	market	market	Total	of euro	€¢/kWh	market	market	Total	of euro	€¢/kWh
	1st Half 2002						1st Half 2001
High-voltage	21,672	8,527	30,199	626	2.07	19,401	9,128	28,529	649	2.27
Medium-voltage	22,504	21,259	43,763	1,916	4.38	16,931	28,205	45,136	2,627	5.82
Low-voltage	241	52,322	52,563	5,563	10.58	10	53,245	53,255	6,506	12.22
TOTAL	44,417	82,108	126,525	8,105	6.41	36,342	90,578	126,920	9,782	7.71

Total revenues from the sale and transport of electricity for the first six months of 2002 amount to euro 8,105 million, declining by euro 1,677 million on the same period in 2001. Sales on the regulated market decrease by 8,470 million kWh, while the volume of electricity transported for the free market increases by 8,075 million kWh. Total electricity “distributed” is, however, in line with the first six months of 2001.
Average revenues per kWh decline from €¢ 7.71 to €¢ 6.41 due primarily to the reduction in the tariff component aimed at covering the cost of fuel, declining from €¢ 5.30 per kWh in the first six months of 2001, to €¢ 4.00 in the same period in 2002.
The breakdown by voltage shows that the decrease in sales affected to different extents all segments according to voltage and the different impact of the suppression of the gradual adjustment mechanism.
More specifically:
•	revenues from the sale of high-voltage electricity amounted to euro 626 million (down euro 23 million on the first six months of 2001), against an increase in electricity distributed (up 1,670 million kWh, or +5.8%), and a decrease in the average price (down €¢0.20 per kWh) due mainly to changes in tariff plans applied for transport services, partly offset by the suppression of the gradual adjustment discount;
•	revenues from the sale of medium-voltage electricity amounted to euro 1,916 million, representing a decline of euro 711 million on the first six months of 2001. The decrease reflects the lower amount of electricity distributed (down 1,373 million kWh, or -3.0%), and the lower average price (down €¢ 1.40 per kWh). The reduction in the average price is due to the mentioned decline in the tariff component aimed at covering total generation costs and the different mix between regulated market customers (whose consumption declined by 6,946 million kWh) and free market ones (with sales increasing by 5,573 million kWh);
•	revenues from the sale of low-voltage electricity amounted to euro 5,563

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JUNE 30, 2002 Half-Year Report	Report on operations

million, declining by euro 943 million due to lower amounts distributed (-692 million kWh, down 1.3%), and a significant reduction in the average price (down  €¢1.60 per kWh). The latter can be traced mainly to the mentioned decline in the tariff component aimed at covering total generation costs and the elimination of the surcharge applied through the gradual adjustment component.

Electricity sales on the free market
	Millions	Millions		Millions	Millions		Millions
	of euro	of kWh	€¢/kWh	of euro	of kWh	€¢/kWh	of kWh	€¢/kWh
	1st Half 2002			1st Half 2001			Change
High-voltage	407	7,464	5.45	555	8,357	6.64	-10.7%	-17.9%
Medium-voltage	433	7,228	5.99	416	4,685	8.88	54.3%	-32.5%
TOTAL	840	14,692	5.72	971	13,042	7.45	12.7%	-23.2%

Sales of electricity on the free market increase in the first six months of 2002 by 12.7% thanks to higher medium-voltage sales (up 54.3%), while high-voltage sales decline by 10.7% due to the possibility offered to a number of customers to acquire directly from the ISO electricity generated by plants falling under the incentives provided by CIP Regulation no. 6/92 in addition to electricity imported. The increase in medium-voltage sales is due primarily to the coming into the free market of numerous customers grouped in consortia.

In terms of revenues, the first six months of 2002 register a decline of euro 131 million (down 13.5%) due to the fact that the decrease in sale prices (down an average of 23.2%) was proportionally higher than the increase in volumes sold. As for the regulated market, the strongest impact was determined by a reduction in the component linked to the price of fuels. A further negative element in terms of revenues was represented by regulatory changes relating to the transport of electricity. New regulations for the year 2002 issued by the Authority for Electricity and Gas through Resolutions no. 228/01 and 124/02 provide for the invoicing of network and exchange services exclusively to customers who have granted a mandate, instead of all customers, as in the past. According to the same regulations, distribution network managers will invoice transport costs to customers linked to the respective networks.

In the first six months of 2002, Enel Trade operated on the international electricity markets through major European Electricity Exchanges (Paris and Frankfurt), trading directly with primary international operators on the French, German and Swiss markets. Revenues from such activity amount to euro 63 million and were not present in the first six months of 2001.
In the first part of the year, franchising activities continued to be developed by Enel.si, while So.l.e.’s public lighting activity continued to grow, generating revenues of about euro 20 million.

The increase in sundry revenues (up euro 56 million) relates to the recognition on the part of the ISO of an adjustment of amounts invoiced in 2001 following the conclusion of the assessment of actual energy withdrawals made by Enel Distribuzione in 2001 (about euro 34 million), in addition to adjustments to transport fees payable by the ISO and other companies (about euro 33 million), net of lower miscellaneous revenues, declining by euro 11 million.

The gross operating margin increases by euro 55 million (up 3.5%), growing from euro 1,578 million in the first six months of 2001, to euro 1,633 million in the same period in 2002.

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JUNE 30, 2002 Half-Year Report	Report on operations

The increase is due primarily to the following:
•	a euro 99 million decline in Enel Distribuzione’s personnel costs due to a reduction in the average number of employees as a result of streamlining;
•	increase in sundry revenues, up euro 56 million, as described above;
•	decline in the margin on the sale and transport of energy recorded by Enel Distribuzione, down euro 71 million, due to negative factors such as the mentioned alignment of electricity transport prices, the sale, in the second half of 2001, of the Rome and Turin distribution networks, the suppression of the gradual adjustment tariff component, and the application of the price-cap mechanism (with an impact of about 1.2% on 2001), offset only in part by a more favorable breakdown of electricity purchases within the different time bands;
•	a euro 26 million reduction in Enel Trade’s gross operating margin due to higher competition on the free market and factors connected with procurement activities.

Operating income increases by euro 252 million (up 33.2%) to euro 1,010 million, as compared with euro 758 million in the first six months of 2001. The increase over the change in the gross operating margin is equal to euro 197 million. The adjustment of the accounting treatment of connection fees, as a consequence of the new operating framework, resulted in a positive effect of euro 235 million. Connection fees paid by customers in the electricity sector until December 31, 2001 were in fact recorded as adjustments to the cost of capital investments made on distribution networks, as they referred directly to these. Starting with the current fiscal year, connection fees are no longer correlated to the mentioned capital investments due to the new technological environment and of the different nature of such investments, increasingly oriented towards improvements in the quality of service and the safeguard of the environment. Connection fees are therefore recorded as revenues in the year in which they are invoiced. The resulting benefit described above was partly offset by higher depreciation charges, up euro 18 million, and higher accruals, growing by euro 20 million.

Gas

In the first six months of 2002, the Enel Group continued its expansion in the gas distribution and sale sector through the acquisition of the Marcotti and Camuzzi Groups.

The acquisition of the Marcotti Group for euro 91 million was finalized on January 31, 2002. The group is made up by six companies (Gead, Geico, Adda Gas, Coregas, Arda Gas and Gasdotti Comunali) active in the natural gas distribution sector in the Piedmont, Lombardy, Liguria, Emilia Romagna and Tuscany regions. The acquired companies hold 149 distribution concessions and serve about 70,000 customers.

Through an agreement signed on March 4, 2002 Enel acquired 98,58% of Camuzzi Gazometri’s capital stock for euro 1,043 million, of which euro 434 million have already been paid in 2001. Camuzzi Group’s Argentinean activities, the Piacenza Football Club, publishing and telecommunications activities are excluded from the sale.

Once the purchase was approved by competent authorities, the transaction was closed in May 2002. With this operation Enel consolidates its position, becoming the second largest operator in the Italian gas distribution market with over 1.7 million customers and a distribution capacity of more than 3 billion cubic meters. Results of the Camuzzi Group will be consolidated starting in the second half of 2002.

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In application of current regulations, the spin-off from Enel Distribuzione Gas into Enel Vendita Gas of gas sales on the regulated market became effective on January 1, 2002.
A reorganization of activities in the field will be carried out in the second half of the year with the aim of reaching by 2003 the concentration of the business in three companies, of which one dedicated to distribution (management of the network), the second to sales and the third to support services.

Operating performance
The strong growth in revenues, increasing from euro 142 million in the first six months of 2001 to euro 351 million (up euro 209 million, or +147.2%) relates to both the regulated market (up euro 99 million) and the free market (euro 110 million).
Operations on the regulated market grew considerably from the first six months of 2001 due to acquisitions made in 2001 and at the beginning of 2002. In the first six months of 2002, the Enel Group served, through Enel Vendita Gas and a number of minor companies, a total of about 700,000 customers, supplying about 770 million cubic meters of gas and generating revenues from sales on the regulated market amounting to about euro 220 million.
Enel Trade, still in its startup phase in the first six months of 2001, reported revenues of euro 122 million, supplying 652 million cubic meters of gas.

The gross operating margin amounted to euro 48 million, increasing by euro 29 million on the first six months of 2001 (up 152.6%).
The improvement is due to companies operating in the regulated market (registering an increase of euro 21 million), and to Enel Trade (up euro 8 million).
Gas trading carried out by Enel.FTL (included in the Generation and Energy Management area) generated in the first six months of 2002 a gross operating margin of euro 24 million. The overall gross operating margin generated by “gas” activities of the Enel Group in the first six months of 2002 amounts therefore to euro 72 million, as compared with euro 19 million in the same period in 2001.

The operating income improves by euro 20 million, from negative euro 1 million in the first six months of 2001, to positive euro 19 million in 2002, after euro 9 million in higher depreciation charges as compared with the gross operating margin.
The depreciation expense for the first six months of 2001 consists primarily of the amortization of consolidation differences, of which a relevant share was subsequently attributed as an increase in the value of tangible assets to which a lower depreciation rate applies. This explains the limited growth of depreciation over 2001 despite the strong growth in operations.

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JUNE 30, 2002 Half-Year Report	Report on operations

TERNA

Terna is the owner of the National Transmission Network (NTN) and is responsible within the Group for the management, maintenance and development of the same, based on the guidelines provided by the Independent System Operator (ISO). The ISO is an entity controlled by the Italian Treasury responsible for the transmission and dispatching of electricity, in addition to the unified management of the NTN.

In the first six months of 2002, the company consolidated its activity in the field of maintenance and construction of high-voltage power lines. Terna developed also new activities in unregulated markets, offering specialized services to other Group companies and third parties.

Terna — key figures
	1st Half
In millions of euro	2002	2001		Change
Revenues	413	376		37	9.8%
Operating costs	138	141		(3)	-2.1%
Gross operating margin	275	235		40	17.0%
Depreciation and accruals	125	118		7	5.9%
Operating income	150	117		33	28.2%
Net capital employed	3,282	3,330	(1)	(48)	-1.4%

(1)	At December 31, 2001.

Revenues increase by euro 37 million on the first six months of 2001. In such context, fees for the use of the NTN increase by euro 14 million due to tariff changes introduced on January 1, 2002, raising network fees. Revenues from the maintenance of high-voltage lines owned by Enel Distribuzione grew by euro 15 million, while other revenues registered an increase of euro 8 million. The first increase is due to the acquisition from Enel Distribuzione of the related business unit on June 1, 2001, while the second includes higher damage claims received, up about euro 4 million, and higher capital grants and other income, increasing by about euro 4 million.

Operating costs decline by euro 3 million, despite the growth in operations, due to cost reductions implemented.

The gross operating margin amounts to euro 275 million, up 17.0% on the first six months of 2001. Depreciation charges and accruals increase by euro 7 million due primarily to new plant coming into operation, among which the Italy—Greece power line.

Operating income increases to euro 150 million, up 28.2%.

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JUNE 30, 2002 Half-Year Report	Report on operations

Capital expenditure

Terna’s capital expenditure in the first six months of 2002 amounted to euro 61 million, up from euro 30 million in the same period in 2001 due to a slowdown, followed by a recovery in the second half of the year.

Terna’s network
	no.	km	no.	km
	at June 30, 2002		at Dec. 31, 2001
Stations	270	–	268	–
Transformers	553	–	550	–
Bays	3,654	–	3,649	–
Lines	–	33,883	–	33,580
Three-phase lines	1,795	37,514	1,786	37,218

The growth in lines reflects the coming into test operation of the Italy—Greece power line, while the increase in three-phase lines represents the difference between new lines and the suppression of obsolete ones.

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JUNE 30, 2002 Half-Year Report	Report on operations

TELECOMMUNICATIONS

The sector identifies with the WIND Group, operating in the fixed and mobile phone telecommunications and in the Internet services sector. Mobile and converging telephone services are offered under the WIND trademark, while fixed telephony services are offered under the Infostrada one. The Libero trademark is used for all Internet activities, both traditional and linked to fixed telephony or under development in the mobile telephone segment (Wap, GPRS and UMTS).

In the first six months of 2002 the WIND Group continued to grow in the fixed, mobile and Internet segments, reporting an increase in revenues equal, on a comparable basis, to 16.5% (20% if we consider exclusively services) over the first six months of 2001, and a gross operating margin of euro 232 million, equal to 12.3% of revenues.
In the same period, WIND introduced a number of important market innovations. New Multimedia Messaging Services (MMS) were launched in June. These represent a first step towards the development of new generation mobile services, while the company continued to prepare actively for the launch of fixed telephony services through the Unbundling of the Local Loop (ULL) with the installation of WIND equipment in over 400 sites.
The full integration with Infostrada was completed in the first six months of the year, with cross sales of services. As a result of such integration, the WIND Group currently represents the largest national operator in alternative to the former monopolist of the sector, and one of the most important groups in Europe.
At June 30, 2002, the total number of customers of the WIND Group reached 26.3 million, of which 7.2 million in fixed telephony, 8.1 million in mobile telephony and 11 million of registered Internet customers.

The domestic telecommunications market

Mobile telephony
At June 30, 2002 domestic mobile telephone services had a customer base of about 52 million SIM cards, representing about 90% of the population.
The increase on December 31, 2001 amounts to about 1 million SIM cards, representing about 2% of the population.
As expected, the market showed the first signs of reaching maturity. Two relevant factors must however be considered:
•	the Italian market is characterized by a high percentage of customers that possess more than one SIM card with the same operator or different operators. Keeping into account this phenomenon, it can be estimated that the actual market share of mobile telephony services of the Italian population should be reviewed downwards to around 86%;
•	the recent introduction of Mobile Number Portability (MNP) spurred the migration of customers between operators, generating a number of gross activations that is significant and continues to exceed by a large margin actual net growth.

In addition, the market appears to be concentrated with fewer operators active in the market than those actually licensed.
WIND increased its client base from 7.9 million SIM cards at December 31, 2001, to 8.1 million SIMcards at June 30, 2002, reaching a market share of 15%.
The increase of about 200,000 customers on the end of 2001 is due to the net balance between new acquisitions and disconnections, the latter carried out as part of a complex streamlining process aimed at eliminating customers no longer active.
The prepaid card segment continues to represent the near total (about 98%)

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JUNE 30, 2002 Half-Year Report	Report on operations

of WIND’s SIM cards, in line with the rest of the Italian market (where about 88% of cards are prepaid).
Total voice traffic in the first six months of the year was equal to 3.7 billion minutes, increasing over the same period in 2001 by about 28%.

Fixed telephony
In the fixed telephony market, the total number of subscribers acquired by new operators (thus excluding Telecom Italia Wireline) in the first six months of 2002 was close to 11 million (as compared to 10 million at the end of 2001). WIND continued to acquire new customers in fixed telephony, reaching 7.2 million at the end of June 2002, representing two thirds of the total market gained by new operators.
A strong growth was registered in the number of Carrier Pre-Selection (CPS) customers, reaching about 1.9 million. At June 30, 2002, about 8% of customers in the Italian market had chosen WIND-Infostrada as their sole provider of fixed telephony services, maintaining a relationship with the incumbent operator only with regards to the fee payable for the lease of the so-called last mile of telephone connection.
With regards to Carrier Selection (CS) services, WIND invoices regularly a total of 5.3 million customers.
Overall, about 30% of fixed telephone customers in Italy entertains relationships with the WIND-Infostrada Group, making it one of the strongest groups in Europe alternative to former telecommunications monopolies.
Total fixed telephone voice traffic in the first six months of 2002 was equal to about 11.4 billion minutes, representing a growth of over 18% on the first six months of 2001.

Internet
Growth in the Internet services sector continued in the first six months of the year.
With regards to WIND, at June 30, 2002 the number of registered users increased further to about 11 million. Of these, about 3.5 million were active users (used the service at least once in the last month).
WIND’s success in the Internet access market is confirmed by the fact that in the first six months of the year the number of minutes of Internet usage continued to exceed by about 30% the number of minutes of fixed telephone voice usage, totaling about 14.8 billion minutes, up almost 16% on the first six months of 2001.
With regards to portals, WIND unified the three former ones (www.inwind.it, www.iol.it and www.libero.it), maintaining the “Libero” trademark in communications.
In the first six months of the year, Libero held on its leadership of the Italian market, both in terms of page views (with an average of 630 million page views per month), and reach (market penetration on the total Internet user population), with a share of 54.8%.
The WIND Group continued to develop ADSL (Asymmetric Digital Subscriber Line) services, offered under the “Libero ADSL” and “Verde ADSL” trademarks. The acquisition of new customers continued despite the fact that it requires the cooperation of the former incumbent operator. At June 30, 2002, total ADSL lines activated amounted to 25,000.

Marketing activities

The growth in the customer base and the revenues of WIND was spurred by the continuous introduction of new services linked both to the development of technological platforms used and the positioning of WIND as an integrated

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operator offering mobile and fixed telephony in addition to Internet services. To stimulate the usage of services offered and increase the volume of traffic and interconnection revenues, the Group continued to offer the “Pieno WIND” plan, allowing customers to recharge their card for each second of call received (both from fixed and mobile networks).
In February WIND launched the “Non solo ADSL” integrated plan providing for a bonus to customers requesting an ADSL line together with CPS telephone service.
In March, the company launched “MinutoZero”, a service providing for former Infostrada CPS customers a first free minute for each urban and long distance call, including calls to two WIND mobile phones made from the home telephone line.
In April, WIND launched “Noi Tre”, an offer reserved to Infostrada fixed telephony and WIND mobile customers. The plan can be applied to a fixed Infostrada telephone number and to two WIND mobile phones, allowing calls between these three numbers at very low rates, with no distinction between fixed and mobile phones.
Also in April, WIND launched, first among domestic mobile operators, an MNP service through the “Passa a WIND” offer, allowing customers of other mobile phone operators (either with a prepaid card or full subscription contract) to migrate to WIND, retaining their original phone number and benefiting from a bonus on traffic generated — in addition to a free subscription to the WIP (Wind Important Person) service.
At June 30, 2002, WIND had already received about 26,000 reservations for the MNP service.
In June the company introduced a Multimedia Messaging Service (MMS) allowing to send from and to special mobile phones, images, sound and text messages to another mobile phone or an e-mail address.

Network rollout

Infrastructures and integrated fixed and mobile telephone services, in addition to Internet access services offered by the WIND Group, are technologically advanced, unique in Italy and among the first in the world.
In the first six months of 2002, network rollout continued at a strong pace, absorbing a total of euro 500 million in investments.
At June 30, 2002 the group’s network consisted of 47 Mobile Switching Centers (MSC) and 57 Access Switches (AS), representing the core of the network used to provide access, transit and management of traffic.
Thanks to the coverage of all 231 telephone districts, reaching 100% of the Italian population, CS and CPS fixed telephony services are available on the whole of the Italian territory. WIND’s network is, moreover, interconnected with main international operators, through two dedicated gateways located in Rome and Milan. The routing of international calls is carried out through a Least Cost Routing (LCR) system that evaluates the cost and quality of service and directs traffic on the optimal operator.
With reference to the radio network, at June 30, 2002, a total of 6,700 Base Transmission Stations (BTS) were operational, managed by 192 Base Station Controllers (BSC). The radio mobile transmission network offered direct coverage to 97% of the Italian population and about 83% of the domestic territory.
The company continued to update the General Packet Radio Service (GPRS) mobile network, allowing, in addition to mobile telephone services, data services at much higher speeds than those supported by the GSM network.
At June 30, 2002, the transmission backbone extended for about 18,000 kilometers, allowing to link 103 province capitals and a large part of Italian cities.

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JUNE 30, 2002 Half-Year Report	Report on operations

Thanks to this transmission network, nearly all backbone traffic is carried on the company’s network without recourse to third parties. This allows a significant reduction in transmission costs, a strong improvement in the management of transmission equipment and a higher quality of the service.

Fixed telephony and Internet access services are available on the whole national territory also for local traffic.

Finally, to provide high capacity and performance of voice, data transmission and Internet services also at the local level, in addition to optimizing interconnection costs (particularly in view of unbundling services), the company continued to develop projects and carry out work for the laying of fiber optic Metropolitan Area Networks (MAN). About 2,130 kilometers of infrastructure (conducts and fiber) have already been completed.

Acquisition of “Blu”

On August 2, 2002, WIND and Blu, the fourth Italian mobile phone operator, concluded a preliminary contract for the sale of Blu. Based on such agreement, at the signing of the final sale contract, WIND will receive a business unit represented by Blu’s current customer base (about 600,000 active customers at June 30, 2002), the Palermo call center, about 540 employees, rights for the use of the trademark and about 300 BTSs and other equipment. The signing of the final contract is subject to a favorable decision of the European Commission relating to compliance with free competition regulations and the underwriting of non-competition agreements on the part of TIM and Vodafone-Omnitel.

Operating data

Telecommunications - key figures
	1st Half
In millions of euro	2002	2001 restated	Change
Revenues	1,887	1,620	267	16.5%
Operating costs	1,655	1,738	(83)	-4.8%
Gross operating margin	232	(118)	350
Depreciation, amortization and accruals	501	402	99	24.6%
Operating income before amortization of consolidation differences	(269)	(520)	251	48.3%
Amortization of consolidation differences	273	273	–	–
Operating income	(542)	(793)	251	31.7%
Net capital employed	11,960	13,148	(1,188)	-9.0%

Results for the first six months of 2001 are restated for comparative purposes, consolidating Infostrada for the full period, thus reflecting the amortization of the consolidation difference resulting from the acquisition.

Revenues increase by 16.5% from euro 1,620 million in the first six months of 2001, to euro 1,887 million in the same period in 2002. Considering exclusively revenues from customers outside the Enel Group, amounting in the first six months of 2002 to euro 1,759 million, the growth in revenues achieved is equal to 24.3%, confirming WIND’s growing success on the fixed and mobile telephone market, in addition to that for Internet services, achieved through the widening of the product range and the growth in the number of customers. Operating costs decline from euro 1,738 million in the first six months of 2001, to euro 1,655 million in the same period in 2002, decreasing by euro 83 million

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JUNE 30, 2002 Half-Year Report	Report on operations

(down 4.8%). Roaming costs decrease by euro 125 million as a consequence of the development of the radio mobile transmission network and the resulting reduction in the amount of services required to competitors. The increase in other cost items is due to the described growth in activity.

The gross operating margin improves from negative euro 118 million, to positive euro 232 million, increasing by euro 350 million thanks to the growth in volumes and the lower weight of operating costs.

Operating income before amortization of consolidation differences  increases by euro 251 million, from negative euro 520 million in the first six months of 2001, to negative euro 269 million in the same period in 2002. The smaller improvement as compared with the gross operating margin is due to higher depreciation charges and accruals, up euro 99 million. Depreciation increased by euro 116 million due to capital expenditure in the development of the network.

Operating income reports a change in line with the above due to stable amortization of consolidation differences in the two periods under consideration.

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JUNE 30, 2002 Half-Year Report	Report on operations

SERVICES AND OTHER ACTIVITIES

In the new organizational structure of the Group, the “Services and Other Activities” area provides competitive services to Group companies and the market. The area includes Real Estate and Services, Engineering and Contracting, Information Technology, the Water sector, R&D, personnel training and administration, factoring and insurance services.

Services and Other Activities - key figures
	1st Half
In millions of euro	2002	2001	Change
Real Estate and Services
Revenues	232	295	(63)	-21.4%
Gross operating margin	84	87	(3)	-3.4%
Operating income	47	44	3	6.8%
Engineering and Contracting
Revenues	726	349	377	108.0%
Gross operating margin	(23)	21	(44)
Operating income	(82)	15	(97)
Information Technology
Revenues	223	181	42	23.2%
Gross operating margin	77	72	5	6.9%
Operating income	28	28	–	–
Other Activities
Revenues	139	126	13	10.3%
Gross operating margin	11	(2)	13
Operating income	(5)	(12)	7	58.3%
Elisions
Revenues	(40)	(38)	(2)
Total area
Revenues	1,280	913	367	40.2%
Gross operating margin	149	178	(29)	-16.3%
Operating income	(12)	75	(87)
Net capital employed	2,648	2,390	258	10.8%

Real Estate and Services

The Real Estate sector includes Enel Real Estate (formerly Sei) and Dalmazia Trieste.
Enel Real Estate owns the majority of the office space used by the Group, while Dalmazia Trieste owns primarily residential buildings to be sold.
Enel Real Estate is also active in the facility management sector (building maintenance, cleaning, catering, etc.) and materials logistics.
Revenues reported for the first six months of 2002 amount to euro 232 million, declining by euro 63 million (down 21.4%) on the same period in 2001 due to the reduced size of operations following the transfer of real estate and vehicle leasing businesses in 2001. Revenues from customers other than Group companies amount to euro 44 million, against euro 31 million in the first six months of 2001, up euro 13 million, of which euro 9 million due to higher sales of residential buildings on the part of Dalmazia Trieste.
Gross operating margin for the first six months of 2002 amounts to euro 84 million, declining by euro 3 million on the same period in 2001. The reduction caused by lower activity of Enel Real Estate was offset almost in full by higher property sales of Dalmazia Trieste.
Operating income improves by euro 3 million, reaching euro 47 million primarily due to lower depreciation resulting from the mentioned transfers of businesses.

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JUNE 30, 2002 Half-Year Report	Report on operations

In March 2002, Enel Real Estate sold to the Deutsche Bank Group its 49% share in subsidiary Immobiliare Rio Nuovo for euro 44 million, recording a capital gain of euro 5 million over the book value of the investments, and of about euro 13 million over the value recorded in the Consolidated Financial Statements.

Engineering and Contracting

Enel Group’s Engineering and Contracting sector is made up by Enelpower and its subsidiaries Enelpower UK, Enelpower Development and Contractor Saudi Arabia, Enelpower do Brasil and TSN.
Enelpower concentrated its interest in Europe, South America, the Middle East and Africa and was active in 2001 in the design and construction of industrial plants in the energy field. The company develops projects:
•	as a worldwide Developer, organizing the financing, construction and management of complex energy systems, in which Enelpower is sometimes directly involved as an investor in Italy and abroad;
•	as EPC General Contractor for the construction of turn-key complex energy systems, both on behalf of Enel and outside customers through international bidding in Italy and abroad.

Enelpower Group backlog

In millions of euro	Enel Group	Others	Total
Backlog at January 1, 2002	1,725	1,340	3,065
Reclassification of Elettrogen	(364)	364	–
Orders for the first six months of 2002	448	106	554
Extensions and renegotiations	403	(212)	191
Revenues for the first six months of 2002	(341)	(381)	(722)
Reclassification of Eurogen	(744)	744	–
Backlog at June 30, 2002	1,127	1,961	3,088

In the first six months of 2002, the Enelpower Group was active in the construction of plant for final customers and of a super-high voltage power line in Brazil. Once completed, the power line will extend for 1,100 kilometers and will be managed on a 30-year license basis by subsidiary TSN. The total expected investment amounts to euro 310 million, of which about euro 100 million invested in the first six months of 2002. On March 7, 2002, Enelpower signed a contract for the construction and subsequent management under a 30-year concession of another 1,300-kilometer stretch of the power line linking Northern and Southern Brazil. The project has a total cost of euro 400 million, 70% of which is expected to be financed through project financing to be organized by a local bank. The construction of the power line will be carried out by a company incorporated for the purpose, Novatrans, in which Enelpower will hold a 90% share.

Revenues for the first six months of 2002 (inclusive of changes in work in progress) amount to euro 726 million, up euro 377 million on the first six months of 2001 (increasing by 108.0%) due to orders acquired in 2001. The gross operating margin and the operating income for the first six months of 2002 (both negative) were negatively affected by difficulties encountered in the execution of a number of orders in North Africa and the Middle East. The impact of these on the gross operating margin amounts to euro 70 million, while the effect on the operating income amounts to euro 118 million, after accruals to the provisions for risks and charges of euro 48 million.

Extraordinary charges include a euro 73 million write-down of parts of a plant

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JUNE 30, 2002 Half-Year Report	Report on operations

to be used in a project in South America which is no longer expected to be carried on.

Information Technology

Enel.it. is a major operator in the domestic Information & Communication Technology (ICT) sector and is dedicated to the management and development of information technology activities of the Enel Group and the improvement of its competitive position in the market. Making use of the experience accumulated within the Group, Enel.it increased its presence on the market by offering a range of services that include full outsourcing of information technology, printing, mailing and integrated solutions services.

In the first six months of 2002, Enel.it increased its presence on the market through the offer of a wide range of customized solutions, acquiring new clients also through trade agreements with major market operators. Sales to non-Group companies amount to euro 20 million, as compared with euro 9 million in the first six months of 2001.

Highlights of Enel.it activities in the first six months of 2002 are:

•	the Contact Center project carried out for Enel Distribuzione and concluded in February with the coming into operation of the last cluster that includes the Rome, Potenza, L’Aquila and Campobasso sites;
•	Terna’s portals, upgraded in the first Quarter by adding services targeted to customers, and Enel Trade’s portals offering the on-line sale of electricity;
•	in March, Enel.it made available Enel Distribuzione’s new Business-to-Business portal called “EDB”. The portal is dedicated to Enel Distribuzione’s suppliers of materials and contractors, allowing to participate in on-line bidding, to deliver through the Internet trade documents and to request the recording in the supplier register. The platform will be subsequently extended to other Group companies;
•	the remote monitoring of digital meters through the “Telemanager” which started in January. The system allows to access remote equipment to obtain information. In June, about 400,000 digital meters were managed by the system;
•	in the first six months of the year, Enel.it gained new customers in the hybrid mail services sector and is currently active in the development of value added services (optical CD image storage, e-mail service, creativity, etc.), allowing, together with traditional transmission, printing, and delivery of any kind of correspondence services, to supply more complete and competitive solutions to its customers.

Revenues for the first six months of 2002 amounted to euro 223 million, increasing by euro 42 million (up 23.2%) on the first six months of 2001. Services to non-Group customers generated in the first six months of 2002 revenues amounting to euro 20 million, up euro 9 million on the first six months of 2001. The growth in revenues from other Group companies is due to the entrusting to Enel.it of invoice and commercial correspondence mail-related services formerly carried out by operating companies.

The gross operating margin amounts to euro 77 million, up euro 5 million on the first six months of 2001. Operating income is stable at euro 28 million.

Other Activities

The Water sector (Enel.Hydro) was active in the first six months of 2002 in joint negotiations with partners for the management of water resources in the areas of Latina, Sarnese Vesuviano and the Calabria Region, following the

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JUNE 30, 2002 Half-Year Report	Report on operations

winning of the related contracts in 2001. The second part of the year will see Enel.Hydro involved in auctions for the awarding of contracts in strategic areas, and particularly the management of water resources in main areas of Sicily.

Enel.Factor continued to operate in the first half of the year within the Enel Group, providing factoring services to suppliers of other Group companies and to the Group companies. Turnover increased sharply. The company generated in fact euro 971 million in revenues, up 86% on the first six months of 2001. Receivables at June 30, 2002 increased on the end of the previous year, reaching euro 784 million (up 12% on December 31, 2001).

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JUNE 30, 2002 Half-Year Report	Report on operations

PARENT COMPANY

As an industrial holding company, Enel defines strategic objectives for the Group and coordinates activities of Group companies. In addition, Enel manages treasury operations for all Group companies (with the exclusion of WIND), manages insurance risk coverage and provides assistance and guidelines on organizational, industrial relations, accounting, administrative, tax and legal issues.

Results of operations of Parent Company for the first six months of the year and the comparison with the same period in the previous year are strongly affected by the transformation process which the company is undergoing from an integrated electricity company to an industrial holding company.

For the first six months of 2002, the Parent Company retained title, due to contractual terms, to a number of thermal fuel purchase contracts. Fuel purchased is subsequently transferred at cost to subsidiaries of the Generation and Energy Management area. The transfer of such contracts to Enel.FTL — the Group company that manages fuel purchases, sales, trading and logistics — is expected to be completed by the end of the current fiscal year.

Moreover, the Parent Company retains title to long-term electricity import contracts. Electricity is subsequently sold at prices established by the Authority for Electricity and Gas to Enel Distribuzione.

The Parent Company’s reclassified Income Statement for the first six months of 2002 is shown below:

	1st Half
In millions of euro	2002	2001	Change
Revenues:
Sales to Group companies	886	2,101	(1,215)
Other revenues from Group companies	123	140	(17)
Other revenues from third parties	20	43	(23)
Total revenues	1,029	2,284	(1,255)
Operating costs:
Personnel	29	29	–
Fuel purchases	339	1,434	(1,095)
Electricity purchases	459	425	34
Services, leases and rentals	94	108	(14)
Other costs	23	41	(18)
Total operating costs	944	2,037	(1,093)
GROSS OPERATING MARGIN	85	247	(162)
Depreciation, amortization and accruals	12	14	(2)
OPERATING INCOME	73	233	(160)
Dividends and related tax credits	779	1,261	(482)
Net financial income (expense)	(130)	(204)	74
INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	722	1,290	(568)
Net extraordinary items	2,933	25	2,908
Write-downs of investments	(4,436)	(783)	(3,653)
INCOME BEFORE TAXES	(781)	532	(1,313)
Income taxes	(792)	204	(996)
NET INCOME	11	328	(317)

The Parent Company reported revenues for the first six months of the year amounting to euro 1,029 million, of which euro 1,009 million from other Group

50

JUNE 30, 2002 Half-Year Report	Report on operations

companies. The reduction in sales to Group companies is due mainly to the above-mentioned transfer of title of contracts for the purchase of fuel to Enel.FTL (reducing revenues by euro 1,089 million), in addition to a reduction in the price of imported electricity sold to Enel Distribuzione (representing a decline in revenues of euro 111 million).

Other revenues from Group companies relate primarily to revenues from advisory and consulting services provided to subsidiaries (management fees) and include charges relating to retirement benefits for managers terminating their employment (euro 9 million) paid by the Parent Company on behalf of subsidiaries. The reduction over the same period in the previous year is attributable to the change in the consolidation area of the Group, following the sale of subsidiaries in the electricity generation and distribution area in compliance with the Bersani Decree.

Other revenues from third parties include mainly income from the exchange of electricity (euro 8 million) and the sale of fuel to third parties (euro 1 million), as well as other extraordinary gains of various nature (euro 9 million). The change in the two periods can be traced primarily to the recording in 2001 of adjustments to the price of electricity acquired from domestic producers in previous years, whose assessment, taking into account both Electricity Equalization Fund contributions and the cost of electricity acquired, resulted in the recording of charges for the same amount under Other costs.

In the first six months of 2002, the average number of employees of the Parent Company amounts to 544, as compared with 542 in the same period of the previous year.

Electricity purchases relate to long-term import contracts stipulated before the introduction of new regulations for the electricity sector, and are represented by 10,736 million kWh acquired at an average price of €¢ 4.30 per kWh (as compared to €¢ 4.07 per kWh in the first half of 2001).

Costs for services, leases and rentals relate to charges made by Group companies (mainly for information technology services, the rental of office space, facility management and telecommunication services), and costs charged by third parties. The change from the same period in the previous year is mainly due to lower purchases of services from other Group companies.

Enel’s operating income for the first half of 2002 declines by euro 160 million over the same period in the previous year. Such decline is due primarily to lower margins on electricity trading due to the lower price of electricity sold to Enel Distribuzione, linked to particularly low fuel prices for the period.

Dividends received and related tax credits, amounting to euro 779 million, relate to dividends distributed by subsidiaries on 2001 net income, net of the advance paid by a number of them in September 2001.

Net financial expense amounted to euro 130 million. The decrease over the same period in the previous year can be attributed to lower debt resulting from divestments made in the period and to lower interest rates.

Net extraordinary items amounted to euro 2,933 million and were generated primarily by capital gain on the disposal of Eurogen to the Edipower consortium (euro 2,901 million, subject to price adjustments currently being evaluated, as provided in the sale contract).

51
JUNE 30, 2002 Half-Year Report	Report on operations

Write-downs of investments relate primarily to the telecommunications sector (euro 4,221 million). In light of recent developments in this sector following which growth expectations have been revised downwards, it has been deemed appropriate to reassess the value of the Group’s telecommunications sector. To such end, an evaluation of the business was carried out on the basis of a prudent estimate of future cash flows. From such assessment there emerged the need to write down the value of the investment held by Enel Investment Holding BV in WIND (representing a 38.725% share in its capital stock) by euro 3,733 million, reducing its net book value at June 30, 2002 to euro 3,098 million. In such context, it is noted that the interest of Enel Investment Holding BV in WIND represents the compensation received in August 2001 against the conferral to WIND of 100% of Infostrada, acquired on March 31, 2001. The book value is therefore represented almost entirely by the goodwill paid on the acquisition. As a result of such write-down, the Financial Statements at June 30, 2002 of Enel Investment Holding BV, a wholly-owned subsidiary of the Parent Company, report a loss of euro 4,221 million and a negative Shareholders’ Equity of euro 2,218 million. It has been consequently necessary to write down the full value of the investment in Enel Investment Holding BV (euro 2,003 million) and to accrue to the Provision for losses on investments an amount equal to the negative Shareholders’ Equity to be covered (euro 2,218 million).
It must however be noted that the investment in WIND held directly by the Parent Company (equal to 34.7%) is carried at euro 325 million, which includes write-downs of euro 1,420 million made in previous years exclusively for tax purposes. The historical cost of euro 1,745 million is therefore lower by euro 1,031 million than the proportional share calculated on the basis of the mentioned prudent valuation of the Group’s telecommunications business.

Write-downs in the value of investments include also euro 174 million relating to Enelpower that reported in the first six months of the year a loss of euro 175 million due to difficulties encountered in the execution of a number of contracts and extraordinary losses, thus achieving a negative Shareholders’ Equity of euro 42 million.

Income taxes relate to substitute taxes on the capital gain realized on the disposal of Eurogen (euro 539 million), in addition to deferred tax assets on the loss declared for tax purposes for the period (euro 1,331 million), expected to be retrieved on income generated for the second half of 2002. As this second adjustment prevails, the tax account has a positive effect on the Income Statement.

As a result of the above, net income of the Parent Company for the first six months of 2002 is equal to euro 11 million. The planned distribution to the Parent Company of accelerated depreciation reserves freed-up by Group companies in fiscal year 2001, coupled with the effect of other extraordinary operations planned for the second half of the year, should allow the Parent Company to report a net income for the whole of 2002 in line with that reported in 2001.

52

JUNE 30, 2002 Half-Year Report	Report on operations

A reclassified Balance Sheet of the Parent Company at June 30, 2002 and December 31, 2001 is included below:

In millions of euro	at June 30, 2002	at Dec. 31, 2001	Change
Net fixed assets:
Tangible and intangible	27	25	2
Financial assets	18,325	21,184	(2,859)
Total	18,352	21,209	(2,857)
Net current assets:
Trade receivables	32	23	9
Inventories	–	1	(1)
Net receivables from Electricity Equalization Fund	2	1	1
Other assets	1,839	631	1,208
Net receivables from subsidiaries and affiliated companies	313	50	263
Net tax receivables (payables)	(177)	302	(479)
Trade payables	(457)	(663)	206
Other liabilities	(424)	(230)	(194)
Total	1,128	115	1,013
Gross capital employed	19,480	21,324	(1,844)
Provisions	(2,411)	(154)	(2,257)
Net capital employed	17,069	21,170	(4,101)
Shareholders’ Equity	11,178	13,350	(2,172)
Total financial debt	5,891	7,820	(1,929)
TOTAL	17,069	21,170	(4,101)

Fixed financial assets decline by euro 2,859 million due to the following changes occurred in the first six months of the year:
•	sale of Eurogen in May 31, 2002. The book value of the investment sold was equal to euro 106 million. As part of streamlining of the Real Estate sector, the Parent Company has moreover sold at book value (euro 325 million) to Enel Real Estate its investment in Dalmazia Trieste;
•	write-down in full of the investments in Enel Investment Holding (euro 2,003 million) and Enelpower (euro 132 million), as illustrated in the financial review section. In light of the negative performance of markets in the respective sectors, a number of investments in the Venture Capital sector were written down by a total of euro 31 million. The book value of investments in certain subsidiaries and affiliated companies that reported losses was adjusted downwards by euro 10 million, up to the corresponding equity share held by the Group;
•	retrieval of euro 434 million paid in October 2001 on behalf of subsidiary Enel Distribuzione Gas as advance on the acquisition of Camuzzi Gazometri. The acquisition of 98.58% of the company’s capital stock was finalized in May 2002;
•	capital increases carried out by subsidiaries amounting to euro 182 million, of which euro 144 million relating to the Telecommunications sector and euro 38 million to other companies.

Net current assets amount to euro 1,128 million, up euro 1,013 million over December 31, 2001. The change is due mainly to the following:
•	the increase in other assets is due to the recording of euro 1,331 million of deferred tax assets expected to be retrieved in the second half of the year;
•	the increase in net receivables from subsidiaries and affiliated companies is due to the different credit and debit positions of individual companies in the context of Group VAT procedures, in addition to the recording at the end of

JUNE 30, 2002 Half-Year Report	Report on operations

the year of debits and credits of subsidiaries and affiliated companies relating to interest income and charges accruing on the current account held with the Parent Company, recorded in the year as Accrued income and expenses;

•	net tax payables increase due to the recording of substitute tax on the capital gain realized on the disposal of Eurogen;

•	trade payables are affected by the transfer of title of fuel purchase contracts;

•	finally, other liabilities at June 30, 2002 are partly affected by the recording of interest charges on intercompany current accounts.

Provisions increase by euro 2,257 million due primarily to the mentioned accrual of euro 2,260 million to the Provision for losses on investments relating to the negative equity to be covered of Enel Investment Holding and Enelpower.

Shareholders’ Equity at June 30, 2002 includes, with respect to December 31, 2001, the payment of euro 2,183 million of dividends and net income for the first six months of 2002 amounting to euro 11 million.

Total financial debt declines from euro 7,820 million to euro 5,891 million (down euro 1,929 million). The medium- and long-term net financial position, equal to euro 2,854 million, increases by euro 487 million, while the short-term net financial position amounts to euro 3,037 million, representing a decrease of euro 2,416 million on December 31, 2001. The above changes resulted in a balancing between long- and short-term debt that had grown in the past two years to achieve flexibility in the financial management necessary to absorb the effect of disposals provided for in the Bersani Decree. In addition, short-term debt allowed to take advantage of low short-term interest rates.

Financial debt of the Parent Company at June 30, 2002 and changes over December 31, 2001 are shown in the table that follows:

In millions of euro	at June 30, 2002	at Dec. 31, 2001	Change
Medium- and long-term debt:
Bank loans	2,432	2,674	(242)
Bonds	5,924	5,956	(32)
Own bonds and other items	(546)	(556)	10
Debt transferred to subsidiaries	(4,451)	(5,215)	764
Total medium- and long-term debt	3,359	2,859	500
Loan extended to WIND Telecomunicazioni SpA	(505)	(492)	(13)
Medium- and long-term net financial position	2,854	2,367	487
Short-term debt:
Short-term bank debt	5,428	5,454	(26)
Net financial position towards subsidiaries and affiliated companies	(2,355)	104	(2,459)
Total short-term debt	3,073	5,558	(2,485)
Cash at banks and marketable securities	(36)	(105)	69
Short-term net financial position	3,037	5,453	(2,416)
TOTAL NET FINANCIAL DEBT	5,891	7,820	(1,929)

JUNE 30, 2002 Half-Year Report	Report on operations

RESEARCH AND DEVELOPMENT

The Enel Group conducts a Research and Development program aimed at two kinds of research:
•	“System Research”, carried out for the common benefits of all domestic electricity operators, regulated by norms for the reorganization of the electricity sector and remunerated through a specific tariff component. Such activity is currently carried out by subsidiary CESI in which Enel holds a 43.92% share;
•	“Competitive Research”, carried out for the immediate benefit of the Enel Group, involving primarily qualified personnel employed by Enel Produzione and Enel Green Power.

In the first half of 2002, “System Research” activities continued through the development of the three-year program (2000-2002) submitted to the Authority for Electricity and Gas on November 19, 2001.
To provide a comparison and a direct evaluation on the part of final users of research, CESI organized in the first six months of 2002 the Second Annual System Research Convention, that included the presentation and distribution of the related Report for 2001.
With the aim of achieving a wider publication of results, courses on “Environmental issues relating to the Electricity System” and “Electricity Exchange, price volatility and market simulators”, in addition to a seminar titled “Area pricing in the current regulation of the electricity market” were held.
A “System Research” web site (www.ricercadisistema.it) was also opened. The site includes main information on activities and projects under development. Technical documents (about 1,000 reports) is currently accessible only to the Authority while public access rules are being developed.
With regards to “Competitive Research”, in the first six months of 2002, efforts concentrated on studies and tests relating mainly to the use of low cost fuels, the reduction of polluting emissions of coal fired plants, in addition to diagnostics and plant reliability.

JUNE 30, 2002 Half-Year Report	Report on operations

HUMAN RESOURCES

Policies for the development of human resources

Internal communication on values and orientations on which human resource management and development policies of the Enel Group are based started in the first six months of 2002. The process took place through a number of communication initiatives involving Group personnel — planned also for the second half of the year — allowing to review and share the rationale behind organizational changes aimed at supporting change.
With regards to development activities — supported also by adequate information systems — human resource integrated valuation processes will be defined and activated in the next months. These are based on the Group’s professional system, which will continuously be revised and integrated with reference to new areas and professional models, to ensure the constant respondence of the system to the Group’s evolution.
In the larger context of the training and development internal system, an institutional training plan targeted to a cross section of the Group’s employees (newly-hired graduates, new middle managers and managers) and aimed at enhancing the sharing of the fundamental values of the Enel Group, at developing a sense of belonging to the Group and at strengthening knowledge and capabilities deemed crucial was launched.

Compensation and incentive systems

Group remuneration systems aim at the integration between the evaluation and the compensation system, focusing on the market. In such context, to assess retribution levels of the Group vis-à-vis the market, an update of the Evaluation of Managerial Positions (managers and a number of middle managers) was carried out in the first six months of 2002 to keep into account recent organizational developments.

Stock option plans
On March 28, 2002, Enel’s Board of Directors approved the 2002 stock option plan and the related implementation norms, in execution of the mandate conferred upon it by the Extraordinary Shareholders’ Meeting held on May 25, 2001.
According to the plan, company directors identified by the Board of Directors are assigned personal rights (“options”) entitling them to underwrite a corresponding number of newly-issued Enel ordinary shares. In particular, the Board of Directors resolved the allocation of 39,245,000 options to about 380 Group managers.
Once the conditions for their exercise have been met, the plan provides for 30% of these to become exercisable from 2003, a further 30% from 2004 and the residual 40% from 2005. Options may not be exercised after December 31, 2007. The exercise of the options is conditional upon the achievement of performance targets set by the Board of Directors. In particular, the plan establishes that all options allotted can be exercised whenever, in the course of 2002, the gross operating margin rises above a set level and the price of the Enel stock —calculated in accordance with the criteria indicated in stock option regulations —rises above a specified benchmark. In the event that even one of the objectives is not met, the allotted options automatically lapse. The strike price of the options was set at euro 6.426 per share, equal to the arithmetic mean of listed stock market prices recorded by the Enel stock in the period included between February 28 and March 28, 2002.
With regards to pre-existing stock option plans resolved by Enel and WIND, there are no events in addition to those reported in the 2001 Annual Report.

JUNE 30, 2002 Half-Year Report	Report on operations

Industrial relations

On March 26, 2002, the preliminary negotiation with Trade Unions on Enel Distribuzione’s Network Area lasted for more than one year, was concluded with the signing of a “classification” document. This allowed the start of the restructuring of the Administration and to proceed to a ‘review’ of the Sales Department.
On April 19, 2002, an agreement acting as a bridge between regulations contained in the contract for the sector and previously applicable regulations included in individual company contracts was signed with Trade Unions.
In the second half of 2002, industrial relations activities will focus primarily on the attempt to draft, together with representatives of employers (including Confindustria) norms regulating the right to strike, in addition to the reaching, in the context of the Group, of a long-term agreement on bonuses paid by the Group.

Headcount

Balance at December 31, 2001	72,661
Changes in consolidation area and acquisitions:
Camuzzi Group	2,167
Viesgo Group	941
Other acquisitions	110
Sale of companies and business units	(1,749)
1,469
Hirings	643
Terminations of employment	(1,705)
(1,062)
Balance at June 30, 2002	73,068

The number of employees of the Group increases by 407 in the first six months of 2002, as a result of changes shown above. Changes in the consolidation area resulted in a net gain of 1,469 employees, while the balance between hirings and terminations is negative, representing a loss of 1,062 employees. The sale of Eurogen resulted in the exit of 1,738 employees from the Group, while terminations were primarily the result of early retirement incentives.
Employees working for the Group’s foreign activities at June 30, 2002 were 1,562.

The breakdown of personnel shows an increase in higher level personnel (officers and managers) as a result of the Group’s positioning towards activities having a higher service content.

Headcount by category
No. of employees	at June 30, 2002	at Dec. 31, 2001	Change
Managers	905	859	46
Middle managers	5,310	5,153	157
Employees	43,093	43,284	(191)
Workers	23,760	23,365	395
TOTAL	73,068	72,661	407

JUNE 30, 2002 Half-Year Report	Report on operations

Personnel of Generation and Energy Management companies declines due primarily to the sale of Eurogen. That of Networks and Sales increase due to the growth in gas distribution and sale activities (acquisition of the Camuzzi Group and minor operators).

Headcount by segment

	no. of		no. of
	employees	%	employees	%
	at June 30, 2002		at Dec. 31, 2001
Parent Company	542	0.7%	534	0.7%
Generation and Energy Management	13,756	18.8%	15,046	20.8%
Networks and Sales	41,193	56.4%	39,629	54.5%
Terna	3,203	4.4%	3,214	4.4%
Telecommunications	8,261	11.3%	8,428	11.6%
Services and Other Activities	6,113	8.4%	5,810	8.0%
TOTAL GROUP	73,068	100.0%	72,661	100.0%

JUNE 30, 2002 Half-Year Report	Report on operations

EVENTS SUBSEQUENT TO JUNE 30, 2002 AND OUTLOOK

Agreement with Gazprom for the supply of Russian gas

On July 3, 2002, Enel.FTL and Russian company Gazprom signed a 20-year agreement for the supply, starting in 2005, of 3 billion cubic meters of Russian gas. The operation is part of Enel’s strategy for the diversification and direct supply of gas from producing countries, with the object of importing directly within five years 18 billion cubic meters of gas to be used in its thermal generation plants and sold on the Italian market.

New organizational structure of the Group

On July 5, 2002, the Enel Group adopted a new organizational structure providing for the grouping of subsidiaries in five areas. The new organizational structure is aimed at increasing the focus and specialization of the Group’s businesses. The Parent Company retains its role in setting strategies and main operating decisions, while the management of day-to-day operations is entrusted to individual business areas: Generation and Energy Management, Networks, Sales, Telecommunications, Services and Other Activities.

Inauguration of the Italy-Greece interconnection power line

On July 9, 2002, the underwater power line linking Italy and Greece was inaugurated. The power line is 163 kilometers long and was laid at depths of up to 1,000 meters. The project, developed and completed by Enel, involved an investment of euro 339 million, 40% of which financed by the European Union. Enelpower was the lead engineering company of the project. The management of the power line was entrusted to the ISO, while its ownership remains in the hands of Enel, through subsidiary Terna.

Inauguration of the 500th Enel.si store

One year after the opening of the first store, on July 26, 2002, Enel.si inaugurated in Livorno its 500th store. The company plans to reach 2,500 sales points by 2004. Enel.si stores offer a wide range of innovative services and products aimed at households and businesses in the field of electrical equipment installation, air conditioning, security, rational use of energy and domotics.

Conclusion of the arbitration between Enel and AGSM Verona

The arbitration between Enel and AGSM Verona for the sale of the electricity distribution networks in the municipal territories of Verona and Grezzana, in compliance with the Bersani Decree, was concluded at the end of July 2002 with a valuation of euro 108 million. The distribution networks serve 90,000 customers and extend over 1,800 kilometers.

Reaching of a protocol of intents with Assopetroli

On July 31, 2002, Enel Green Power and Conphoebus signed a protocol of intents with Assopetroli, the industry associations representing about 1,000 suppliers of energy products. According to the protocol, companies involved

JUNE 30, 2002 Half-Year Report	Report on operations

will promote the use of renewable sources and energy saving both at plants owned by the companies and with its customers.

Acquisition of “Blu"

On August 2, 2002, WIND and Blu, the fourth Italian mobile phone operator, concluded a preliminary contract for the purchase of Blu. Based on such agreement, at the signing of the final sale contract, WIND will receive a business unit represented by Blu’s current customer base (about 600,000 active customers at June 30, 2002), the Palermo call center, about 540 employees, rights for the use of the trademark and about 300 BTSs and other equipment. The signing of the final contract is subject to a favorable decision of the European Commission relating to compliance with free competition regulations and the underwriting of non-competition agreements on the part of TIM and Vodafone-Omnitel.

Sale of the local electricity distribution network to AEM Milano

On August 7, 2002, Enel and AEM Milano reached an agreement providing for the sale to AEM Milano of the electricity distribution networks for the municipal territories of Milan and Rozzano at the price set on March 31, 2001 by the Arbitration Panel, amounting to euro 424 million. Litigation is still pending at the Milan Court.

Government tariff freeze

On August 31, 2002, the Italian Government suspended the planned increase in electricity tariffs. The measure will result in a loss of revenues and a reduction in margins for the Enel Group in the three months of its validity (September—November 2002) of about euro 40 million, net of possible adjustments to be made in October —in application of current norms— applying to the last two months of the year.

Outlook

The liberalization of the electricity market is expected to continue in the second half of the year with the disposal of Interpower and of the Milan and Verona metropolitan distribution networks.
Regulatory changes at the beginning of 2002 will have an impact on profit margins in line with that registered in the first six months of the year.
The reduction in the gross operating margin resulting from the sale of generation capacity and of local distribution networks, in addition to regulatory changes, will be partly offset by the increase in contributions from WIND and gas operations (Camuzzi), and by the further reduction in operating costs helped by lower personnel costs induced by early retirement incentives offered.
Financial debt will benefit from the sale of the mentioned businesses and will decline at the end of the year from June 30, 2002.

JUNE 30, 2002 Half-Year Report	Report on operations

FINANCIAL REVIEW

A reclassified Income Statement of the Enel Group for the first six months of 2002, obtained by reclassifying, according with criteria in line with international practice, the Income Statement prepared in accordance with Italian Law, is shown in the table that follows.
For comparative purposes the Income Statement for the first six months of 2001 has been restated excluding figures of Elettrogen and Valgen (sold respectively on September 20, 2001 and June 1, 2001) while including those for Infostrada (acquired on April 1, 2001) from January 1, 2001. The effects of the above-mentioned changes in the consolidation area on financial charges and on the amortization of consolidation differences (taking into account the related tax effect) are also reflected. Changes in the consolidation area with respect to June 30, 2001, considered on a restated basis, are limited to the Viesgo Group (acquired on January 8, 2002), and to some minor gas operators (acquired at the beginning of 2002), the Powerco Group, and the Rome and Turin electricity distribution networks (sold in the second half of 2001). As these changes, due to their size, do not affect the comparability of figures, no adjustment was made in the restated Income Statement for the first six months of 2001 to reflect them. The table includes also the Income Statement for the first six months of 2001 in the previously reported version. Changes shown in the table and subsequent comments refer to changes from the restated Income Statement for the first six months of 2001.

	%		%		%		%
	1st Half						1st Half
In millions of euro	2002		2001 restated		Change		2001

Revenues:
Electricity sales and Electricity Equalization Fund contributions	10,140	70.4	11,433	77.5	(1,293)	-11.3	11,372	79.6
Telecommunications services	1,759	12.2	1,415	9.6	344	24.3	1,141	8.0
Other services, sales and revenues	2,505	17.4	1,909	12.9	596	31.2	1,778	12.4
Total revenues	14,404	100.0	14,757	100.0	(353)	-2.4	14,291	100.0
Operating costs:
Personnel	1,784	12.4	1,878	12.7	(94)	-5.0	1,891	13.2
Fuel consumption for thermal generation	2,298	16.0	2,296	15.6	2	0.1	2,607	18.2
Electricity purchased	2,188	15.2	2,329	15.8	(141)	-6.1	1,743	12.2
Interconnections and roaming	717	5.0	770	5.2	(53)	-6.9	672	4.7
Services, leases and rentals	2,048	14.2	2,047	13.9	1		2,007	14.0
Fuel for trading and gas for distribution	853	5.9	631	4.3	222	35.2	358	2.5
Materials	791	5.5	511	3.5	280	54.8	490	3.4
Other costs	347	2.4	335	2.3	12	3.6	322	2.3
Capitalized expenses	(491)	-3.4	(420)	-2.8	(71)	-16.9	(415)	-2.9
Total operating costs	10,535	73.2	10,377	70.5	158	1.5	9,675	67.6
GROSS OPERATING MARGIN	3,869	26.8	4,380	29.5	(511)	-11.7	4,616	32.4
Depreciation, amortization and accruals:
Depreciation and amortization	2,202	15.3	2,217	15.0	(15)	-0.7	2,104	14.7
Accruals and write-downs	219	1.5	172	1.2	47	27.3	162	1.1
Total depreciation, amortization and accruals	2,421	16.8	2,389	16.2	32	1.3	2,266	15.8
OPERATING INCOME	1,448	10.0	1,991	13.3	(543)	-27.3	2,350	16.6
Net financial income (expense)	(606)	-4.2	(519)	-3.5	(87)	-16.8	(521)	-3.6
Equity investments	(21)	-0.1	—	—	(21)		—	—
INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	821	5.7	1,472	9.8	(651)	-44.2	1,829	13.0
Extraordinary items	544	3.7	29	0.2	515		457	3.2
INCOME BEFORE TAXES	1,365	9.4	1,501	10.0	(136)	-9.1	2,286	16.2
Income taxes	74	0.5	692	4.7	(618)	-89.3	921	6.4
INCOME BEFORE MINORITY INTERESTS	1,291	8.9	809	5.3	482	59.6	1,365	9.8
Minority interests	84	0.6	164	1.1	(80)	-48.8	164	1.1
NET INCOME	1,375	9.5	973	6.4	402	41.3	1,529	10.9

62

JUNE 30, 2002 Half-Year Report	Report on operations

Revenues

Revenues for the first six months of 2002 amount to euro 14,404 million, decreasing by euro 353 million (down 2.4%) over the first six months of 2001. Changes in major items are reviewed below.

Electricity sales and Electricity Equalization Fund contributions
As described in the section dedicated to the Networks and Sales area, revenues from the sale of electricity on the regulated market are considered jointly with revenues from the transport of electricity destined to the free market. For comparative purposes, figures for the first six months of 2001 are also stated in the same way.
Revenues from the sale and transport of electricity and contributions from the Electricity Equalization Fund decrease by euro 1,293 million (down 11.3%) over the first six months of 2001 due mainly to the following factors:
•	a euro 1,704 million decline in revenues from the sale on the regulated market and the transport of electricity due to lower quantities sold (down 9.4%, or - 8,470 million kWh) and a decline in the tariff component aimed at covering thermal fuel costs, decreasing from €¢ 5.30 per kWh in the first six months of 2001, to €¢ 4.00 per kWh in the same period in 2002. The negative impact on revenues was partly offset by the 8,075 million kWh increase in electricity transported for the free market (up 22.2%);
•	a reduction of euro 131 million in revenues from free market sales caused by a decline in energy prices, partly compensated by higher sales volumes (up 12.7%);
•	a euro 293 million decline in Electricity Equalization Fund contributions, of which euro 202 million due to the suppression from January 1, 2002 of the €¢ 0.31 per kWh component surcharge (over the wholesale price) recognized by the Authority for Electricity and Gas for years 2000 and 2001 for electricity generated sold on the regulated market. In the first six months of 2002, contributions for electricity produced in past years by plants falling under the incentives of CIP Regulation no. 6/92 declined by euro 84 million.

Factors partly offsetting the effect of the above were:
•	a euro 417 million increase in revenues from international operations, mainly due to the acquisition of the Viesgo Group;
•	higher revenues from direct sales made by generation companies operating in Italy (up euro 267 million) due to higher quantities sold (up 4,071 million kWh, representing a 134.9% increase), as a result primarily of higher quantities of electricity withdrawn from the network by free market operators following the introduction of new norms on the balancing of flows and the exchange of electricity issued by the Authority through Regulation no. 317/2001. In the first six months of 2002, generation companies reported also revenues from energy commodity hedging transactions amounting to euro 98 million, in the context of the current mechanism used to determine the tariff component aimed at covering fuel costs;
•	revenues from electricity trading on international markets, started by Enel Trade in 2002, amounting to euro 63 million.

Telecommunication services
WIND revenues from customers outside the Enel Group increased from euro 1,415 million in the first six months of 2001, to euro 1,759 million in the same period in 2002, growing by euro 344 million (up 24.3%) due to the increasing success of its marketing strategy, in addition to the growth of the market in which it operates.

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JUNE 30, 2002 Half-Year Report	Report on operations

Other services, sales and revenues
The item increases in the first six months of the year by euro 596 million (up 31.2%) mainly due to the following activities:
•	higher engineering and contracting revenues, up euro 238 million (from euro 135 million to euro 373 million);
•	an increase of euro 110 million in revenues from Enel Trade’s sales of natural gas on the free market;
•	a euro 95 million increase in revenues from the sale of natural gas on the regulated market;
•	a euro 104 million increase in revenues from fuel trading;
•	an increase of about euro 37 million in revenues from information technology, facility management, franchising and public lighting.

In the first six months of 2001, other revenues included euro 117 million relating to the reversal of the accrual made to the Provision for stranded costs. Non-recurrent income recorded in the first six months of 2002 amounts to euro 67 million and relates to adjustments made by the ISO and other operators on the withdrawal and transport of electricity for the previous year. The reduction of about euro 50 million in revenues from the above was offset in the first six months of 2002 by higher revenues from the use of the National Transmission Network, up euro 14 million, by the effect of changes in the consolidation area, equal to euro 17 million, and by higher sales of residential buildings and materials, up about euro 20 million.

Operating costs

Operating costs increase from euro 10,377 million in the first six months of 2001, to euro 10,535 million in the same period in 2002, registering an increase of euro 158 million (up 1.5%), as described more in detail below.

Personnel
Personnel costs decline by euro 94 million (down 5.0%). Excluding the impact of changes in the consolidation area (up euro 29 million, relating primarily to the Viesgo Group) and of the Telecommunications area (up euro 7 million), they decline by euro 130 million, representing a 7.6% reduction over the same period in 2001, vis-à-vis a decrease in the average headcount equal to 9.6%. The higher average cost per employee reflects the retribution increase introduced with the renewal of the labor contract for the sector and normal pay progression.

Fuel consumption and electricity purchased
Fuel consumption for thermal generation amounted to euro 2,298 million, of which euro 2,193 million relating to domestic operations and euro 105 million to the Viesgo Group. The former declined by euro 103 million, against an 8.7% increase in net thermal generation. The different performance is due to lower unit prices of energy products in the first six months of 2002 over the same period in 2001.
The cost for the purchase of electricity from third parties in the first six months of the year declines by euro 141 million (down 6.1%), vis-à-vis a 5.1% reduction in amounts acquired. Lower average unit costs are due primarily to the decline in the price of energy products to which the price of part of electricity purchases are correlated.

Interconnection and roaming
Interconnection and roaming services, relating exclusively to the telecommunications sector, decrease by euro 53 million in the first six months

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JUNE 30, 2002 Half-Year Report	Report on operations

of the year (down 6.9%), due to the benefits deriving from the development of WIND’s networks, allowing to terminate in the third Quarter of 2001 the roaming agreement with Telecom Italia Mobile and to reduce the amount of traffic diverted on other operator’s networks. Roaming costs decline by euro 125 million (from euro 175 million to euro 50 million), while interconnection costs increase by euro 72 million (from euro 595 million to euro 667 million) due to the strong increase in traffic.

Services, leases and rentals
The cost of services, leases and rentals amount to euro 2,048 million, in line with the first six months of 2001 (euro 2,047 million) due to a number of changes:
•	a euro 127 million increase in the cost of services and contracts reported by engineering and contracting due to a growth in activity;
•	a euro 60 million increase in leasing, rental and related ancillary costs following the sale in 2001 of businesses operating in such sectors and to outsourcing;
•	a euro 34 million increase in costs recorded in the Telecommunications area for the maintenance of the network and outsourced services relating to the development of the first and the growth in activity;
•	a euro 26 million increase in costs reported in the first six months of the year by international activities due to the growth in operation perimeter;
•	a reduction in the hydroelectric surcharge, down euro 243 million, due to lower hydroelectric generation.

Other operating costs
Other operating costs include the following:
•	costs for the acquisition of fuel for trading and gas for distribution, increasing from euro 631 million on the first six months of 2001, to euro 853 million in the same period in 2002, up euro 222 million (+35.2%). The increase reflects the growth in the customer base resulting from the acquisition of gas distribution companies in 2001 and at the beginning of 2002, the development of fuel trading activities by Enel.FTL and of gas trading on the free market by Enel Trade;
•	the costs of materials consumed increase by euro 280 million (up 54.8%) primarily due to needs connected with the growth in engineering and contracting work for third parties and higher internal construction for the period. These increase from euro 420 million in the first six months of 2001, to euro 491 million in the same period in 2002;
•	other costs increase by euro 12 million, from euro 335 million to euro 347 million in the first six months of 2002, due to the recording of euro 87 million of charges relating to the “green certificates” system, offset by a euro 75 million reduction in other items. Previous year items decline by euro 49 million, and charges relating to telecommunications licenses decline by euro 13 million.

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JUNE 30, 2002 Half-Year Report	Report on operations

Gross operating margin

Gross operating margin for the first six months of 2002 amounts to euro 3,869 million, decreasing by euro 511 million (down 11.7%) over the first six months of 2001. Changes are summarized below:

In millions of euro
Improvement in WIND’s margin	350
Reduction in personnel costs (net of Telecommunications area and changes in consolidation area)	130
Higher margin reported by international operations and gas sector	118
€¢ 0.31 per kWh cut in tariff recognized to producers in 2000 and 2001	(202)
Decline in hydroelectric generation	(170)
Higher thermal fuel cost contributions in the first six months of 2001	(250)
Lower non-recurrent income	(134)
“Green certificate” charges	(87)
Lower margin on sale and transport of electricity reported by Enel Distribuzione	(71)
Lower margin reported by the Parent Company (mainly on electricity imports)	(162)
Other changes	(33)
TOTAL	(511)

The improvement in the Telecommunications sector is discussed in the related section of the Report. The reduction in personnel costs is analyzed in the specific section of the present chapter. The largest contribution, equal to about euro 100 million was provided by the electricity sector in the area of Networks and Sales.
The contribution provided to the gross operating margin by the expansion of international operations is equal to euro 89 million (of which euro 72 million relating to the Viesgo Group), while the gas distribution and sale sector generated higher margin equal to euro 29 million.
The negative impact of the suppression of the €¢ 0.31 tariff component, the decline in hydroelectric generation, the lower spread on the reimbursement of fuel costs and the “green certificates” charges are described in the section relating to the Generation and Energy Management area.
The decline in non-recurrent income is due to the reversal of the euro 117 million accrual to the Provision for stranded costs recorded in the first six months of 2001, and to lower contributions on electricity generated in past years by plants falling under the provisions of CIP Regulation no. 6/92 (down euro 84 million), partly compensated by adjustments made by the ISO and other operators on electricity withdrawals and transport for the previous year (euro 67 million).
The decline in gross operating margin recorded by the Parent Company (relating mainly to electricity imports) is discussed in the specific chapter as well as the slight decline in the sales margin on the sale and transport of electricity reported by Enel Distribuzione.
Other factors included difficulties encountered by Enelpower in the execution of some contracts in North Africa and the Middle East, determining a negative impact of euro 70 million.

Operating income

The operating income for the first six months of 2002 is equal to euro 1,448 million, declining by euro 543 million (down 27.3%) on the first six months of 2001. In absolute terms, such decline is in line with the decline in the gross

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JUNE 30, 2002 Half-Year Report	Report on operations

operating margin as depreciation, amortization and accruals increase by euro 32 million. Depreciation declines by euro 15 million, though registering a different performance by area. In the Telecommunications sector, depreciation charges increase by euro 116 million due to the coming into operation of network equipment. The growth in the operations perimeter, due primarily to the acquisition of the Viesgo Group, determines an increase of euro 71 million, while the decline attributable to the remaining areas is equal to euro 202 million. Such effect is due primarily to the adjustment of the accounting treatment of connection fees due to the new operating framework, described more in detail in the section relating Networks and Sales area. Accruals and write-downs increase by euro 47 million, attributable mainly to the Engineering and Contracting sector due to risks relating to contract work.

Net financial income (expense)

Net financial expense increases by euro 87 million (up 16.8%), of which about euro 50 million relating to the decline of the Brazilian Real, the currency of account for the project involving the construction of a super-high voltage power line in Brazil. The impact of higher average debt with respect to the first six months of 2001 is offset by the decline in interest rates, which the Group was able to exploit thanks to debt management policies implemented.

Extraordinary items

Net extraordinary items for the first six months of 2002 amounted to an income of euro 544 million, as compared with euro 29 million in the first six months of 2001. This figure relates to the restated Income Statement for the same period that excludes Valgen from the consolidation, thus excluding also the extraordinary income received at the time of its sale on June 1, 2001. Extraordinary income recorded in the first six months of 2002 amounts to euro 2,459 million and consists of the following:
•	capital gain on the disposal of Eurogen, amounting to euro 2,340 million;
•	other capital gains amounting to euro 13 million;
•	extraordinary gains of various nature amounting to euro 106 million, of which euro 57 million relating to previous years’ taxes linked primarily to extraordinary operations.

Extraordinary expenses amount to euro 1,915 million and are due to the following:
•	a euro 1,511 million write-down in the consolidation difference relating to the investment in WIND, determined on a prudent basis in view of the outlook for the Telecommunications sector and the downwards revision of growth expectations;
•	charges on early retirement incentives amounting to euro 223 million;
•	euro 73 million write-down of parts of plants destined to international projects in the Engineering and Contracting sector which, in view of the adverse economic situation in the area in which such projects were based (South America), are not expected to be carried on;
•	write-down of euro 59 million in the value of plants to be decommissioned in the context of plans for the conversion of generating plants to combined- cycle turbogas technology;
•	other extraordinary charges totaling euro 49 million.

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JUNE 30, 2002 Half-Year Report	Report on operations

Income before taxes

Income before taxes decreases by euro 136 million (down 9.1%) due to the following:

In millions of euro
Decrease in operating income	(543)
Increase in net financial expense and equity investments	(108)
Increase in net extraordinary income	515
TOTAL	(136)

Income taxes

The effective tax rate for the first six months of 2002 is equal to 5.4%, as compared with 46.1% in the first six months of 2001, on a restated basis. The strong reduction in the tax rate is affected by the taxation of the disposal of Eurogen at a 19% tax rate, in addition to the reversal of excess accruals to the deferred tax provision originally made on consolidation adjustments relating to the subsidiary. Estimated income taxes for the first six months of the year take into account a prudent estimate of the benefits resulting from the application of the “Tremonti-bis” Law (tax incentives on investments).
The adjusted tax rate, relating exclusively to ordinary income (excluding the effects connected with the sale of Eurogen and those relating to the Telecommunications sector, in addition to the benefits deriving from the Tremonti-bis Law), is equal in the first six months of 2002 to about 47%, in line with the adjusted tax rate for 2001.

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JUNE 30, 2002 Half-Year Report	Report on operations

Cash flows for the first six months of 2002 are shown in the statement of cash flows that follows, compared with the one for the same period in 2001 previously reported. The latter represented a consolidation area that included Elettrogen and Valgen, sold in 2001, and the full consolidation of Infostrada from April 1, 2001. Cash flows for the first six months of 2002 relate to the new consolidation area, that includes also the activities of the new companies operating in the gas sector (with the exclusion of the Camuzzi Group), and the Viesgo Group, acquired at the beginning of 2002.

	1st Half
In millions of euro	2002	2001	Change
CASH FLOW FROM OPERATIONS
Net income (including minority interests)	1,291	1,365	(74)
Depreciation and amortization	2,202	2,104	98
Write-down of fixed assets	1,602	501	1,101
Net change in provisions	144	(224)	368
Net change in employee termination indemnity provision	26	(4)	30
Capital gains/losses and extraordinary items	(2,362)	(935)	(1,427)
Financial income	(145)	(92)	(53)
Financial expense	751	617	134
Income taxes	74	921	(847)
Cash generated by operations before changes in net
current assets	3,583	4,253	(670)
(Increase)/Decrease:
Inventories	(502)	(47)	(455)
Receivables	160	(976)	1,136
Accrued income and prepaid expenses	(164)	(145)	(19)
Net current receivables from Electricity Equalization Fund	241	1,412	(1,171)
Payables	120	(913)	1,033
Other liabilities	245	91	154
Cash generated by operations	3,683	3,675	8
Interest and other financial income received	145	92	53
Interest and other financial expense paid	(702)	(440)	(262)
Income taxes paid	(1,033)	(682)	(351)
Cash generated by current operating activities	2,093	2,645	(552)
CASH FLOW FROM INVESTMENTS
Investments in intangible assets	(207)	(559)	352
Investments in tangible assets	(2,064)	(1,576)	(488)
Net investments /divestments in consolidated
subsidiaries (net of cash belonging to acquired companies)	806	(8,127)	8,933
Investments in long-term financial assets and other long-term investments	(60)	(34)	(26)
Disposal of tangible assets	33	1,235	(1,202)
Other changes in fixed assets	(50)	(23)	(27)
Cash employed in investing activities	(1,542)	(9,084)	7,542
CASH FLOW FROM FINANCING ACTIVITIES
Change in medium- and long-term debt	747	2,239	(1,492)
Change in short-term debt and credit lines	1,325	5,694	(4,369)
Dividends paid and reserves distributed	(2,183)	(1,578)	(605)
Payment of substitute tax on freeing-up of reserves	(402)	-	(402)
Capital increases contributed by third parties	57	191	(134)
Cash employed in financing activities	(456)	6,546	(7,002)
CASH FLOW GENERATED (EMPLOYED) IN THE SIX MONTHS	95	107	(12)
BEGINNING CASH BALANCE	587	491	96
WIND’s beginning cash balance	-	61	(61)
ENDING CASH BALANCE	682	659	23

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JUNE 30, 2002 Half-Year Report	Report on operations

Changes in Balance Sheet items resulting from the disposal of Eurogen and the purchase of controlling shares (Viesgo Group, Camuzzi Group, etc.) in the first six months of 2002 are shown in the table that follows:

In millions of euro
Consolidation differences	1,682
Intangible assets	(20)
Tangible assets	561
Financial assets	72
Total assets	2,295
Net current assets	(128)
Provisions and other items	139
Financial payables	(53)
TOTAL	2,253

Cash flow from operations

Cash generated from operations in the first six months of 2002 is equal to euro 2,093 million, compared to euro 2,645 million in the first six months of 2001. The euro 552 million decline in cash generated is due prevalently to higher income taxes paid (as a result of substitute tax on extraordinary gains) and to financial charges. Liquidity generated from operations is in fact in line with the previous year (euro 3,683 million in the first six months of 2002, as compared with euro 3,675 in the same period in 2001). Cash generated by the management of net current assets (up euro 678 million) allowed to compensate for the lower contribution of operating activities (down euro 670 million) reflecting the difference in the gross operating margin reported for the two periods.

Cash flow from investments

Cash requirements absorbed by investments in the first six months of 2002 amount to euro 1,542 million. In the first six months of 2001, financial requirements amounted to euro 9,084 million, due primarily to the acquisition of Infostrada. Investments in tangible and intangible assets for the first six months of 2002 amount to euro 2,271 million, while proceeds from the disposal of Eurogen, net of outlays for the acquisition of investments in consolidated subsidiaries, is equal to euro 806 million. The amount does not consider debt of companies sold and purchased, and is net of advances paid in 2001 and of cash held by acquired companies.

Cash flow from financing activities

In the first six months of 2002, dividends paid by the Parent Company from 2001 net income amounted to euro 2,183 million. Substitute tax payments due upon the freeing-up of accelerated depreciation reserves amounted to euro 402 million. Such financial requirements and those absorbed by investment activities were covered in equal shares by current operations (euro 2,093 million) and an increase in debt (euro 2,072 million, of which euro 1,325 million short-term).
The increase in short-term debt (represented by bank loans and commercial paper) allowed a more flexible financial management in a period characterized

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by large inflows and outflows, allowing moreover to take advantage of low interest rates in the first six months of 2002.
With regards to medium- and long- term debt, in the first six months of the year, Enel Green Power was extended a 15-year loan from the EIB amounting to euro 300 million to be used to finance work on its plant. In the same period, WIND utilized a further euro 900 million of funds provided under facility agreements.

Cash flow generated in the period and cash balance

The combined effect of the various financial flows determined an increase in the beginning cash balance of euro 95 million. The ending cash balance, equal to euro 682 million, consists of cash at banks and Post Office accounts amounting to euro 648 million, and by euro 34 million in marketable securities. Current account balances represent primarily funds used to cover payments to be made at the beginning of July 2002, some of which relating to the restructuring of financial debt of the Camuzzi Group.

Total financial debt at June 30, 2002 and changes from December 31, 2001 are shown in the table below:

In millions of euro	at June 30, 2002	at Dec. 31, 2001	Change

Medium- and long-term debt:
Bank loans	9,709	8,695	1,014
Bonds	8,124	7,962	162
Own bonds and other items	(546)	(556)	10
	17,287	16,101	1,186
Financing extended by others	329	538	(209)
Total medium- and long-term debt	17,616	16,639	977
Short-term debt:
Bank loans:
18-month loans	700	500	200
Use of revolving credit lines	2,363	2,421	(58)
Other short-term bank debt	3,131	2,985	146
	6,194	5,906	288
Commercial paper	1,498	604	894
Other short-term financial loans	11	30	(19)
Total short-term debt	7,703	6,540	1,163
Factoring receivables	(705)	(644)	(61)
Financial payables to affiliated companies	-	(18)	18
Cash at banks and marketable securities	(682)	(587)	(95)
	(1,387)	(1,249)	(138)
Net short-term financial position	6,316	5,291	1,025
TOTAL FINANCIAL DEBT	23,932	21,930	2,002

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JUNE 30, 2002 Half-Year Report	Report on operations

A Balance Sheet at June 30, 2002, reclassified in accordance with international accounting practices and compared with the Balance Sheet at December 31, 2001, is reported in the table that follows:

In millions of euro	at June 30, 2002	at Dec. 31, 2001	Change

Net fixed assets:
Tangible and intangible	49,627	48,917	710
Financial	719	1,399	(680)
Total	50,346	50,316	30
Net current assets:
Trade receivables	7,273	6,863	410
Inventories	2,404	1,932	472
Other assets and net receivables from Electricity Equalization Fund	787	870	(83)
Trade payables	(5,903)	(6,176)	273
Net taxes payable	(199)	(995)	796
Other liabilities	(6,358)	(5,619)	(739)
Total	(1,996)	(3,125)	1,129
Gross capital employed	48,350	47,191	1,159
Provisions:
Employee termination indemnity	(1,428)	(1,418)	(10)
Retirement benefits	(489)	(430)	(59)
Net deferred taxes	(966)	(1,219)	253
Other provisions	(1,261)	(1,085)	(176)
Total	(4,144)	(4,152)	8
Net capital employed	44,206	43,039	1,167
Group Shareholders’ Equity	20,139	20,966	(827)
Minority interests	135	143	(8)
Total Shareholders’ Equity	20,274	21,109	(835)
Total financial debt	23,932	21,930	2,002
TOTAL	44,206	43,039	1,167

Net fixed assets are in line with those at the end of the previous year (up euro 30 million).
Tangible and intangible assets  increase by euro 710 million due mainly to the following factors:
•	investments for the period amounting to euro 2,271 million;
•	increases due to acquisitions made in the first six months of the year amounting to euro 3,720 million (including consolidation differences);
•	a depreciation expense for the six months amounting to euro 2,202 million;
•	decreases following the sale of Eurogen amounting to euro 1,469 million;
•	write-down in the consolidation difference relating to WIND, amounting to euro 1,511 million;
•	ordinary disposals and write-downs totaling euro 99 million.

The decrease in financial assets, down euro 680 million, is due to the following factors:
•	full consolidation of the Viesgo Group, following the completion of the acquisition procedure. The Financial Statements at December 31, 2001 reported among the financial assets a first 12.5% share in Viesgo, amounting to euro 234 million, in addition to a euro 94 million advance. Such items are no longer present at June 30, 2002;
•	similarly, the euro 434 million advance paid in 2001 for the acquisition of the Camuzzi Group has been reclassified;

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JUNE 30, 2002 Half-Year Report	Report on operations

•	a euro 50 million increase in affiliated companies, of which euro 45 million relating to Camuzzi Group companies;
•	increases in other investments and other items totaling euro 32 million.

Net current assets, having a negative balance of euro 3,125 million at the end of 2001, amount at June 30, 2002 to negative euro 1,996 million. The change, equal to euro 1,129 million, is due mainly to the following factors:
•	a euro 410 million increase in trade receivables, concentrated primarily in fuel trading, distribution of natural gas and engineering and contracting, due to an increase in activity;
•	a euro 472 million increase in inventories, relating primarily to the growth in contract work carried out by the Engineering and Contracting sector;
•	a euro 273 million decline in trade payables due to normal seasonal fluctuations;
•	a euro 796 million decline in net taxes payable due to the payment of income taxes for 2001, the first advance payment for 2002 and the first installment of the amount due as substitute tax on the freeing-up of accelerated depreciation reserves, net of the increase in VAT receivables;
•	a euro 739 million increase in other liabilities, due mainly to the increase in advances received from customers in the Engineering and Contracting sector, in addition to normal increases in accrued liabilities and deferred income within the year due to 13th monthly salary payments, etc.

Net capital employed increases from euro 43,039 million at the end of 2001 to euro 44,206 million at June 30, 2002, up euro 1,167 million, due in part to a euro 8 million reduction in Provisions. Net capital employed is represented by Shareholders’ Equity (Group and minority interests) amounting to euro 20,274 million and total financial debt amounting to euro 23,932 million. The debt to equity ratio is equal to 1.18 (1.04 at December 31, 2001).

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CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

CONSOLIDATED BALANCE SHEET

ASSETS
In millions of euro	at June 30, 2002	at Dec. 31, 2001	at June 30, 2001

SHARE CAPITAL NOT PAID-IN	-	-	-
FIXED ASSETS
Intangible assets	13,738	13,913	14,374
Tangible assets	35,889	35,004	36,493
Financial assets	719	1,399	786
Total fixed assets	50,346	50,316	51,653
CURRENT ASSETS
Inventories	2,404	1,932	1,757
Receivables	11,676	9,835	9,057
Short-term investments	1,264	1,248	932
Cash and cash equivalents	648	547	535
Total current assets	15,992	13,562	12,281
ACCRUED INCOME AND PREPAID EXPENSES	389	227	319
TOTAL ASSETS	66,727	64,105	64,253

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JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

LIABILITIES AND SHAREHOLDERS' EQUITY
In millions of euro	at June 30, 2002	at Dec. 31, 2001	at June 30, 2001

SHAREHOLDERS’ EQUITY
Capital stock	6,063	6,063	6,263
Legal reserve	1,453	1,453	1,253
Other reserves	2,244	2,244	2,258
Retained earnings	9,004	6,980	6,974
Net income	1,375	4,226	1,529
Shareholders’ Equity	20,139	20,966	18,277
Minority interests	135	143	268
Total Shareholders’ Equity	20,274	21,109	18,545
PROVISIONS FOR RISKS AND
CHARGES	4,871	4,095	5,236
EMPLOYEE TERMINATION
INDEMNITY	1,428	1,418	1,561
ACCOUNTS PAYABLE
Bonds	8,124	7,962	8,462
Banks:
medium- and long-term debt	9,708	8,695	6,379
short-term debt	6,194	5,906	11,225
Payables to other financing entities:
commercial paper	1,498	604	—
other loans	340	568	557
Trade and other payables	13,176	12,966	11,354
Total accounts payable	39,040	36,701	37,977
ACCRUED LIABILITIES AND
DEFERRED INCOME	1,114	782	934
TOTAL LIABILITIES AND
SHAREHOLDERS’ EQUITY	66,727	64,105	64,253
COMMITMENTS
Guarantees given	14	20	90
Other commitments	45,646	48,194	45,859
Total commitments	45,660	48,214	45,949

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JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

CONSOLIDATED INCOME STATEMENT

	1st Half
In millions of euro	2002	2001	2001

REVENUES
Revenues from sales and services	13,633	13,840	27,725
Change in contract work in progress	395	133	515
Capitalized expenses	491	415	934
Other revenues	398	340	622
Total revenues	14,917	14,728	29,796
OPERATING COSTS
Fuel and materials	6,214	5,110	10,989
Services	2,436	2,432	5,112
Leases and rentals	371	268	615
Personnel	1,784	1,891	3,722
Depreciation and amortization	2,183	2,104	4,445
Write-downs	80	75	249
Change in inventories	(85)	89	258
Accruals to provisions for risks and charges	102	47	230
Other accruals	37	40	120
Other operating costs	347	322	578
Total operating costs	13,469	12,378	26,318
Operating income	1,448	2,350	3,478
FINANCIAL INCOME AND EXPENSE
Investment income	14	4	2
Other financial income	143	92	205
Interest and other financial charges	751	617	1,317
Total financial income (expense)	(594)	(521)	(1,110)
ADJUSTMENTS TO THE VALUE OF
FINANCIAL ASSETS	(33)	—	(85)
EXTRAORDINARY ITEMS
Extraordinary income	2,459	1,037	3,444
Extraordinary expense	1,915	580	1,126
Total extraordinary items	544	457	2,318
Income before taxes and minority interests	1,365	2,286	4,601
Income taxes	74	921	649
Net income before minority interests	1,291	1,365	3,952
Minority interests	84	164	274
NET INCOME	1,375	1,529	4,226

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JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

NOTES TO THE FINANCIAL STATEMENTS

The present Consolidated Half-Year Report of the Enel Group has been prepared in accordance with the provisions of article 2428 of the Italian Civil Code and of Legislative Decree no. 58, February 24, 1998. The present Report has also been prepared in compliance with article 81 of the mentioned Legislative Decree and in accordance with regulations on statutory and consolidated accounts. It includes information on the operations of the Group to which we refer for a better understanding of the present Notes. The Half-Year Report includes a Balance Sheet and Income Statement of Parent Company Enel SpA. The main issues relating to the performance of the same and main changes occurred in Balance Sheet items are illustrated in the related chapter of the Report on operations.

Form and content of the Consolidated Financial Statements

The area of consolidation includes Parent Company Enel SpA and the companies on which it exercises, either directly or indirectly, control by holding the majority of the voting rights, pursuant to article 2359 of the Italian Civil Code.
As shown in the attached list of subsidiaries, a number of companies and consortia have been excluded from the consolidation area as not significant.
A list of companies included in the consolidation area using the line-by-line method, and for which the financial year coincides with the calendar year, is enclosed and represents an integral part of the present Notes.
In the first half of 2002, the area of consolidation changed significantly from the end of the previous financial year, due mainly to the disposal of Eurogen (at the end of May) and to the following purchases:
•	Viesgo Group (generation and distribution of electricity on the Spanish market), acquired at the beginning of January 2002;
•	Marcotti Group (distribution and sale of natural gas) also acquired in January 2002;
•	Camuzzi Group (distribution and sale of natural gas, collection and treatment of urban waste) purchased in the 2nd Quarter of 2002 and whose consolidation is therefore limited to Balance Sheet items at June 30, 2002.

Main differences in the consolidation area generating a difference in income data for the first six months of 2002 over the same period in 2001 are represented by the exclusion of Elettrogen (sold in September 2001), that of Valgen (sold in June 2001), and the inclusion of Infostrada limited to the 2nd Quarter of 2001, following its acquisition on March 31, 2001. In addition to these, the mentioned acquisitions of Viesgo, the Marcotti Group and other minor distributors of natural gas, acquired in the second half of 2001, and the sale of the Rome and Turin electricity distribution networks in the same period, also affected the comparison between the two periods.
The effect of the mentioned changes in the consolidation area with reference to the main items of the consolidated accounts are described in the Notes.
To allow a better comparison of income data for the two periods, a restated Income Statement for the first six months of 2001, that excludes Elettrogen and Valgen, while including Infostrada for the full period, has been included in the “Report on operations”. The impact of the said changes on financial charges and the amortization of consolidation differences, in addition to the related tax effect, have also been reflected. The comment on the financial performance of the Group included in the “Financial Review” section of the “Report on operations” makes therefore reference to the mentioned restated Income Statement for the first six months of 2001.
The Financial Statements of consolidated companies have been prepared in accordance with criteria established by Italian Law, interpreted and integrated by accounting principles adopted by the Italian accounting profession and,

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where lacking, by the IFRS issued by the IASB. Such principles are consistent throughout the Group. Half-year accounts of main subsidiaries have been approved by the respective Boards of Directors. Finally, where necessary, entries made solely for tax purposes have been eliminated, bringing them into line with accounting principles adopted in the preparation of the Financial Statements of the Group’s Parent Company.

Consolidation principles

Main consolidation principles, adopted in line with the previous year, are described below:
•	the difference between the acquisition cost of equity investments and the related share in the Shareholders’ Equity acquired is recorded as an adjustment to specific asset or liability items, based on the valuation made at the time at which the interest was purchased, or at which control was acquired, in case the latter is due to subsequent equity acquisitions. Positive differences are recorded under intangible assets as Consolidation differences; negative amounts are recorded under Consolidation reserve in the consolidated Shareholders’ Equity;
•	minority interests in the income and Shareholders’ Equity of consolidated companies are recorded in the Income Statement and under Shareholders’ Equity in the Balance Sheet;
•	relevant unrealized gains and losses from transactions between Group companies as well as receivables and payables, costs and revenues generated between consolidated companies are eliminated;
•	dividends distributed between Group companies are eliminated from the Consolidated Income Statement and reattributed to equity reserves;
•	adjustments made to the Financial Statements of individual companies to eliminate tax related entries and with the aim of bringing them into line with accounting principles applied by the Parent Company and all other consolidation adjustments, keep into account, when applicable, prepaid and deferred taxes, recorded under the appropriate items;
•	Balance Sheet items of companies operating in countries that are not part of the euro area are translated into euro at the exchange rate applicable at the date of the Financial Statements (US dollar = 0.9975; British Pound = 0.6498; Brazilian Real = 2.7938; SR Rial = 3.6971). Income Statement items are translated into euro at the average exchange rate for the period (US dollar = 0.8979; British Pound = 0.6217; Brazilian Real = 2.1959; SR Rial = 3.3674). Differences arising from the translation into euro of the accounts are recorded in the Shareholders’ Equity under Retained earnings.

The Group does not currently operate in hyperinflationary economies.

Accounting principles

The accounting principles used in the preparation of the Consolidated Financial Statements at June 30, 2002 are consistent with those applied in the Financial Statements at December 31, 2001. These criteria are in line with those provided for in article 2426 of the Italian Civil Code, integrated by the accounting principles adopted by the Italian accounting profession.
The most significant criteria are illustrated below.

Intangible assets
They include the unamortized balance of investments whose economic life spans over several years, recorded at purchase or production cost, inclusive of

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any additional expense incurred. In case of permanent impairment in value, such cost is written down accordingly and restored (net of amortization) in case of a reversal.
Amortization is calculated on a straight line over a period deemed to be representative of the expected useful life of the assets. Goodwill is recorded in the Balance Sheet when acquired for a consideration; amortization is calculated on a straight line over five years or a different period deemed to be more representative of the related business. Such criterion is adopted also for consolidation differences. The extraordinary contribution due upon the suppression of the Electricity Sector Employee Pension Fund, pursuant to Law no. 488, December 23, 1999 (2000 Budget Law), has been recorded under Intangible assets. The amount is amortized over a period of 20 years, as also allowed by Law.

Tangible assets
Tangible assets are recorded at purchase or production cost, inclusive of any additional expense incurred and of revaluations made pursuant to applicable regulations.
Fixed connection fees paid by customers in the electricity sector were recorded until December 31, 2001 as adjustments to the cost of capital expenditure made on distribution networks, as they were directly correlated and referred to these. Starting with the current fiscal year, fixed connection fees are no longer correlated to the mentioned capital expenditure due to the new technological environment and to the different nature of such investments, increasingly oriented towards improvements in the quality of service and the safeguard of the environment. They are therefore recorded as revenues in the year in which they are invoiced.
In case of permanent impairment in value, tangible assets are written down accordingly (net of accumulated depreciation). Their value is restored in case of a reversal.
Ordinary maintenance costs are charged to the Income Statement for the year in which they are incurred.
Tangible assets are depreciated on a straight line at rates reflecting their expected residual useful life (ordinary depreciation rates). Assets in concession are amortized over the life of the concession, where this is shorter than the expected useful life.

Main depreciation rates applied are shown in the table that follows.

Ordinary depreciation rate

Buildings	2.5%
Hydroelectric power plants (*)	2.5%
Thermal power plants (*)	5.0%
Geothermal power plants	8.0%
Power plants using other sources	4.7%
Power lines	2.85%
Transformer stations	5.0%
Medium- and low-voltage distribution lines	5.0-5.5%
Telecommunication equipment and networks	5.0-18.0%
Industrial and commercial equipment	25.0%

(*) Excluding assets in concession.

The above rates are reduced by half for assets acquired during the year.

Financial assets
Equity investments in affiliated companies are accounted for under the equity

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method. Equity investments in a number of subsidiaries, excluded from the consolidation as not significant, and investments in other companies are accounted for at the acquisition or underwriting cost, adjusted where necessary for permanent impairment in value. In case of a reversal, the original value of investments is restored, and the adjustment is recorded in the Income Statement as a revaluation.
Advances paid towards the purchase of investments are recorded among receivables under Financial assets.

Inventories
Raw material, auxiliary and consumption goods inventories are valued at the weighted average acquisition cost, not exceeding the current market value. Obsolete and slow moving stocks are written down according to their expected use or realizable value.
Contract work in progress is valued at the amounts set in order contracts accrued with reasonable certainty, according to the percentage of completion method.

Receivables and financial assets
Receivables are recorded at their expected realizable value and classified among Financial assets and Current assets, according to their nature and use. Non-interest bearing long-term receivables are recorded at their current value, determined according to the interest rate applicable at the time of their recording.

Marketable securities are valued at the lower between acquisition cost and market value, which, in the case of listed securities, corresponds to the average Stock Market price for the month of June.

Accruals and deferrals
Accruals and deferrals are recorded as accrued. Issue discounts and other costs relating to financing are recorded in the Income Statement over the life of the loan or issue to which they relate.

Provisions for risks and charges
Provisions for retirement benefits
The provision includes primarily the estimated present value of the amount due as supplementary pension benefits for Italian managers of Group companies retired up to April 1, 1998.
The provision, moreover, includes compensation paid in lieu of notice to existing personnel entitled to the same, pursuant to applicable collective labor contracts and union agreements.

Income taxes
Income taxes for the half-year are recorded under the Provision for income taxes and are calculated by applying to the net income for the period the expected tax rate applicable for the whole year.
The Provision for income taxes includes also accruals for deferred tax liabilities, excluding those relating to Shareholders’ Equity reserves for which the application of the tax is suspended, which are recorded when due and according to the expected amount of taxes payable.
Tax prepayments are recorded under assets among other receivables, limited to the amount reasonably expected to be recovered in the future.

Other provisions for risks and charges
Other provisions for risks and charges are accrued against known or probable losses and charges whose amount and timing is undetermined at the date of

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the Financial Statements. Accruals are calculated on the basis of the best estimate made according to information available.

Provision for employee termination indemnity
The provision covers amounts owed to employees pursuant to the Italian Law and labor contracts in force at the date of the Financial Statements, net of advances made and Pension Fund contributions withheld.

Accounts payable
Accounts payable are recorded at face value.

Capital grants
Grants received for the execution of specific work, the value of which is included under tangible assets, are recorded as deferred income at the time at which legal title to the grant is recognized, the amount may be determined with reasonable certainty and is free from constraints. Grants are deferred and recorded in the Income Statement over the depreciable life of the assets to which they relate.

Other grants
Other grants are recorded in the Income Statement at the time at which legal title to the grant is recognized and the amount may be determined with reasonable certainty and is free from constraints.

Revenues
Revenues from the sale and transport of electricity and gas in Italy relate to quantities supplied in the period and are calculated according to consumption measured by meter readings carried out at set intervals, integrated with appropriate consumption estimates as necessary. Calculations are based on tariffs established by the Italian Authority for Electricity and Gas and law provisions applicable for the period.
Revenues for the Telecommunications sector from traffic, connections and roaming are recorded in the Income Statement according to usage by customers and telephone operator, recognizing revenues on the accrual method.
Revenues from other services and the sale of goods are recorded at the time the service is supplied or title of ownership of the goods is transferred to the customer.

Translation of amounts denominated in foreign currencies
Receivables and payables denominated in currencies other than the euro are translated into euro at the exchange rate applicable at the time of the transaction.
At the Balance Sheet date, amounts denominated in currencies other than the euro are translated into euro at current exchange rates and differences are recorded in the Income Statement as Financial income and expenses.

Interest rate, currency and other hedging instruments
In order to hedge against the risk of fluctuations in interest rates, exchange rates and commodity prices, the Group enters into derivative contracts to hedge specific transactions or series of transactions.

Interest rate differentials accrued on interest rate hedging instruments are recorded in the Income Statement among financial income and expenses, in line with charges related to the underlying liabilities.

Foreign currency hedging instruments are valued at the exchange rate at the Balance Sheet date. Related gains and losses are recorded in the Income

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Statement as exchange rate differences under Other financial income and expense. Premiums and discounts paid or received on such instruments are deferred and recorded in the Income Statement over the life of the instrument purchased or sold.

The economic effects of currency and commodity risk hedging contracts aimed at hedging risks deriving from the current fuel cost reimbursement system, set by applicable norms, are recorded in the Income Statement among Other revenues. If the economic effect of the hedged transaction has not yet accrued, the corresponding economic effect relating to the hedging instruments is deferred.

Derivative contracts originally entered into as hedging contracts, for which the underlying asset or liability is extinguished prior to expiration or is not specifically identifiable, are valued at the lower of cost or market value as of Balance Sheet date. The corresponding effect of the valuation is recorded among Financial charges.

Environmental costs
Environmental costs relate to the avoidance, reduction and monitoring of the environmental impact of production activities. Costs relating to the extension of the useful life, increase in capacity and improvement in the safety of tangible assets are capitalized.
Provisions for risks and charges are accrued when it is probable or certain that the cost will be incurred and its amount can be reasonably estimated.

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BALANCE SHEET - ASSETS

Fixed assets

Intangible assets - Euro 13,738 million

Changes in intangible assets
					Coming into
					service and
In millions of euro	at Dec. 31, 2001	Increases	Write-downs	Amortization	other changes	at June 30, 2002
Incorporation costs	35	5	–	(12)	14	42
Research, development and advertising	127	11	–	(33)	5	110
Industrial patents and intellectual property rights	458	70	–	(79)	8	457
Concessions, licenses, trademarks and similar rights	2,840	8	—	(9)	7	2,846
Goodwill	46	6	—	(5)	8	55
Consolidation differences	8,056	1,690	(1,511)	(306)	3	7,932
Work in progress and advances	174	57	—	—	(29)	202
Other:
extraordinary contribution for the suppression of the Electricity Sector Employee Pension Fund	1,751	—	—	(48)	(51)	1,652
software development	82	5	—	(21)	3	69
charges for the liberalization of broadcasting frequencies	41	2	—	(2)	—	41
other	303	49	—	(32)	12	332
Total other	2,177	56	—	(103)	(36)	2,094
TOTAL	13,913	1,903	(1,511)	(547)	(20)	13,738

The increase registered in the first half of 2002, equal to euro 1,903 million, is due to the following factors:

Increases
In millions of euro
Consolidation differences on acquisition of the Camuzzi Group	887
Consolidation differences on acquisition of the Viesgo Group	708
Consolidation differences on acquisitions of other companies in the gas distribution area	84
Other consolidation differences	11
Investments in Telecommunications area	132
Other increases	81
TOTAL INCREASES	1,903

Items that make up intangible assets are described in the paragraphs that follow.

Incorporation costs relate primarily to startup costs incurred in the past by WIND in addition to incorporation costs, amendments to the by-laws and capital stock increases. Incorporation costs are amortized over 5 years.

Research, development and advertising relate to the costs of advertising campaigns carried out by WIND to support new services and trademarks, in addition to costs for the promotion of its new image following the merger with Infostrada. These are also amortized over five years.

Industrial patents and intellectual property rights consist primarily of costs

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JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

incurred by WIND for the acquisition of proprietary and licensed software. Main applications are represented by the management of the network, billing and customer management, the development of Internet portals and the management of corporate systems. Amortization is calculated on a straight line basis over the expected residual useful life of the assets (normally between 3 and 5 years).

Concessions, licenses, trademarks and similar rights include costs incurred by WIND to participate in the auction for the awarding of a license for the installation and operation of third generation mobile telecommunications systems (UMTS—IMT 2000) and, subsequently, for the issue of the same, amounting to euro 2,447 million. The said license was issued on January 10, 2001 for an initial term of 15 years (currently being extended to 20 years), effective January 1, 2002. Such cost will be amortized from the time at which the service is launched over the residual life of the license.

The item includes moreover about euro 340 million relating to costs incurred by Infostrada (now part of WIND) in acquiring concessions for usage and passage rights relating to the Ferrovie dello Stato (State Railways) network as well as the use of fiber optic lines existing on such network, provided for in the contract signed on April 7, 1998 with Ferrovie dello Stato. The cost of network passage rights is amortized over the life of the contract (30 years), while that relating to the use of the network is amortized over 20 years.

Item Goodwill consists mainly of amounts already recorded under assets for some companies operating in the gas distribution sector. Goodwill relates to concessions for the distribution of gas in the areas in which these companies operate and is amortized over 10 years, keeping into account the average residual life of the concessions.

Item Consolidation differences at June 30, 2002 is made up as follows:

	Balance	Amortization for the	Amortization
In millions of euro	at June 30, 2002	1st Half 2002	period
WIND	6,006	273	15 years
Camuzzi	890	–	n. a.
Viesgo	691	18	20 years
CHI Energy and EGI	139	4	20 years
Gas distribution companies	179	10	10 years
Other	27	1	varying
TOTAL	7,932	306

The item includes differences between the purchase price, inclusive of ancillary costs, and the Shareholders’ Equity of subsidiaries at the time of their acquisition.

The amortization period adopted for consolidation differences in the Telecommunications sector, 15 years, is in line with international practice and the life of the concessions.
The Camuzzi Group and other companies, acquired in the sector of the distribution and sale of natural gas, will be reorganized in the second half of the year through a series of mergers and spin-offs. In such context, differences between the value of the investments and the related value of the respective Shareholders’ Equities will be attributed to the appropriate Balance Sheet items, based on expert surveys on the value of tangible assets acquired. As the result of such surveys is not available at the present time, said differences have been allocated to Consolidation differences and amortized (limited to subsidiaries

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other than Camuzzi) over 10 years, based on the same considerations made for Goodwill.
The above considerations relating to gas sector companies can be applied also to consolidation differences arising from the acquisition of the Viesgo Group, for which a restructuring plan will be implemented. A 20-year amortization term is in any case deemed appropriate for the sector and is in line with the average life of fixed assets acquired, on the book value of which consolidation differences may be partially allocated.

The consolidation difference relating to WIND emerged primarily at the time of the acquisition of Infostrada on March 31, 2001 and, to a lower extent, from the acquisition of a 5.63% share in WIND from Deutsche Telekom in July 2000. In view of the recent performance of the Telecommunications sector and the downwards revision of growth expectations, inevitably affecting WIND, it has been deemed necessary to review the residual value of the consolidation difference relating to the company at June 30, 2002.
The change in the medium- and long-term outlook is reflected in the performance of stocks in the sector. In the period between January 1 and August 31, 2002, the FT-SE-TLC index for the sector posted a 37% decline (down 26% from April), against a 24% drop recorded in the global FT-SE 300 index. A valuation of the Group’s Telecommunications business was thus carried out on the basis of a prudent estimate of future cash flows. From such valuation there emerged the need to write down, due to a permanent impairment, the unamortized balance of the consolidation difference at June 30, 2002 by euro 1,511 million. Such write-down was recorded among Extraordinary expenses in the Income Statement.

Consolidation differences arising from the acquisition of CHI Energy and EGI, active in the field of electricity generation from renewable sources in the Americas, are amortized over 20 years in connection with the long-term electricity sale agreements held by the same.

Work in progress and advances include costs incurred in important projects, such as the introduction of the SAP information system, the creation of a remote management and monitoring system (“Digital Meter”), and the graphic management of the electricity distribution network (Sigraf).

The extraordinary contribution due following the suppression of the Electricity Sector Employee Pension Fund was established through Law no. 488, dated December 23, 1999 (2000 Budget Law). Changes reflect the amortization for the period and the exit of Eurogen from the consolidation area.

Software development costs relate to application programs developed for internal use, whose useful life spans over several years. They are amortized over three years.

Charges for the liberalization of broadcasting frequencies relate to the contribution provided for by Ministerial Decree no. 113 dated March 25, 1998, to reimburse expenses incurred by the Ministry of Defense following changes introduced in 1998 to the national frequency allocation plan. Such contribution is amortized over the residual life of the license for the exercise of mobile telecommunications services (DCS 1800).

Other costs include mainly leasehold improvements carried out by WIND and Infostrada on technical sites, ancillary costs relating to loans and other intangible assets recorded by CHI Energy and amortized over their residual useful life.

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Tangible assets — Euro 35,889 million

Changes in tangible assets
								Ordinary
			Coming			Acquisition		divestments
In millions of euro	at Dec.		into		Write-	of	Disposal of	and other	at June
	31, 2001	Investments	service	Depreciation	downs	companies	Eurogen	changes	30, 2002
Land and buildings	5,372	110	29	(131)	(1)	85	(263)	(16)	5,185
Plant and machinery	26,906	1,027	410	(1,415)	(57)	1,895	(1,042)	(202)	27,522
Industrial and commercial equipment	145	11	3	(20)	–	5	(3)	8	149
Other assets	325	55	6	(70)	–	8	(1)	95	418
Total fixed assets	32,748	1,203	448	(1,636)	(58)	1,993	(1,309)	(115)	33,274
Work in progress and advances	2,256	861	(448)	–	(1)	37	(160)	70	2,615
TOTAL	35,004	2,064	–	(1,636)	(59)	2,030	(1,469)	(45)	35,889

Revaluations to the gross value of assets at June 30, 2002 made pursuant to the Law and amendments made through Law no. 292/1993 are shown below:

In millions of euro
Land and buildings	2,265
Plant and machinery	8,872
Equipment, other goods and plant under construction	14
TOTAL	11,151

The table that follows shows gross tangible fixed assets at June 30, 2002, accumulated depreciation and the resulting net value. The table shows also percentage accumulated depreciation on gross asset values at June 30, 2002, compared with the same at December 31, 2001.

	Gross book	Accumulated	Net book	Accumulated depreciation
	value	depreciation	value	on total gross asset value (%)
In millions of euro				at June 30, 2002	at Dec. 31, 2001
Land and buildings	8,167	2,982	5,185	36.5%	36.8%
Plant and machinery	69,269	41,747	27,522	60.3%	60.5%
Industrial and commercial equipment	539	390	149	72.4%	73.0%
Other assets	1,022	604	418	59.1%	59.0%
TOTAL FIXED ASSETS	78,997	45,723	33,274	57.9%	58.0%

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Tangible assets by category of use
	Fixed assets,	Accumulated	Fixed assets,
In millions of euro	gross	depreciation	net
Generating plants:(1)
- thermal	17,151	9,500	7,651
- hydroelectric	8,141	3,273	4,868
- geothermal	1,720	925	795
- alternative sources	117	21	96
Total generating plants	27,129	13,719	13,410
Power lines and transformer stations	6,584	3,274	3,310
Electricity distribution networks	33,629	24,268	9,361
Telecommunications networks	3,692	994	2,698
Gas distribution networks	1,832	832	1,000
Buildings and other assets(2)	6,131	2,636	3,495
Total fixed assets	78,997	45,723	33,274
Contract work in progress and advances	2,615	—	2,615
TOTAL	81,612	45,723	35,889

(1)	Includes the value of industrial property.
(2)	Prevalently office space, warehouses, etc.

Fixed assets include assets in concession for a net book value of euro 2,865 million, consisting mainly of hydroelectric plants (euro 2,832 million, of which euro 351 million relating to the Viesgo Group).

Legislative Decree no. 79/99 (implementing EU directive 96/92 on domestic electricity markets) set the expiration date for concessions for the exploitation of large water bodies held in Italy by Enel Group companies at year 2029. Law no. 340 dated November 24, 2000 extended to 2020 concessions regarding State property used for thermal generation activities. Barring the renewal of the concessions, at such date, all water collection and regulation works, in addition to high pressure and drainage conducts, shall be returned free of charge to the State in good working order.

The Autonomous Provinces of Trento and Bolzano, pursuant to the above decree, set the expiration of water concessions at 2010. The expiration of concessions for hydroelectric plants of the Viesgo Group varies between 2032 and 2065.

Capital expenditure
	1st Half
In millions of euro	2002	2001
Generating plants:
- hydroelectric	31	37
- thermal	327	175
- geothermal	66	25
- alternative sources	17	20
Total generating plants	441	257
Power lines and transformer stations	156	30
Electricity distribution networks	712	564
Telecommunications networks	506	516
Land, buildings, other assets and equipment	249	209
TOTAL CAPITAL EXPENDITURE	2,064	1,576

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JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

The increase in capital expenditure on generation plants over the same period in the previous year is due to the conversion of a number of thermal generation plants to combined-cycle turbogas technology, the start of construction of a super-high voltage power line in Brazil and an increase in activity in the electricity distribution sector over the first six months of 2001.

Write-downs relate almost entirely to extraordinary charges incurred in the first six months of 2002 for the conversion of thermal generation plants to combined-cycle turbogas technology.

Increases due to the acquisition of companies relate primarily to the Viesgo Group (euro 1,421 million), the Camuzzi Group (euro 575 million), and minor gas companies (euro 34 million).

As described in the “Report on operations”, the sale of Eurogen to the Edipower consortium was completed in May 31, 2002. The operation resulted in the deconsolidation of fixed assets amounting to euro 1,469 million.

Financial assets — Euro 719 million

Breakdown of financial assets
In millions of euro	at June 30, 2002	at Dec. 31, 2001	Change
Investments:
- in unconsolidated subsidiaries	27	10	17
- in affiliated companies	337	287	50
- in other companies	105	335	(230)
Total	469	632	(163)
Receivable from unconsolidated subsidiaries and affiliated companies	8	7	1
Receivable from others:
- withholding taxes on employee termination indemnity (Law no. 662/1996)	118	136	(18)
- advance on the acquisition of Camuzzi	–	434	(434)
- advance on the acquisition of Viesgo	–	94	(94)
- other	102	87	15
Total receivable from others	220	751	(531)
Other securities	22	9	13
TOTAL	719	1,399	(680)

Equity investments in unconsolidated subsidiaries
In millions of euro	at June 30, 2002	at Dec. 31, 2001	Change
Metan Gas Sicilia Srl	2	1	1
Mobilmat SpA	7	8	(1)
WIND-PPC Holding NV	12	–	12
Enel M@p SpA	5	–	5
Alfin Srl	1	–	1
Enel Finance Ireland Ltd.	–	1	(1)
TOTAL	27	10	17

The above companies were not consolidated as not significant.
Mobilmat, WIND-PPC Holding and Enel M@p are not yet operational.

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Equity investments in affiliated companies
	% ownership		% ownership
In millions of euro	at June 30, 2002		at Dec. 31, 2001		Change
Immobiliare Foro Bonaparte SpA	120	49.00%	127	49.00%	(7)
Immobiliare Porta Volta SpA	5	49.00%	–	–	5
Immobiliare Progetto Ostiense SpA	2	49.00%	–	–	2
Leasys SpA	109	49.00%	109	49.00%	–
Euromedia Luxembourg One SA	12	28.57%	16	28.57%	(4)
AES Distrib. Salvador. Y Comp	7	20.00%	8	20.00%	(1)
Star Lake Hydro Partnership	5	49.00%	6	49.00%	(1)
Lotti & Associati SpA	6	40.00%	6	40.00%	–
Estel SpA	–	–	3	39.78%	(3)
Q-Channel SpA	2	24.00%	2	24.00%	–
Megamind SpA	2	30.00%	2	30.00%	–
FSB SpA	—	25.86%	2	21.04%	(2)
MyCasa Network Inc.	3	40.26%	–	–	3
Compagnia Porto di Civitavecchia SpA	13	25.00%	–	–	13
Gesam SpA	13	40.00%	–	–	13
T.E.S.A. Piacenza SpA	31	40.00%	–	–	31
Other	7	–	6	–	1
TOTAL	337		287		50

Investments in affiliated companies are accounted for under the equity method, with the exception of shares held in a number of consortia and small investments whose amount is not significant, which are recorded at purchase or subscription cost.
The change over December 31, 2001 is due primarily to the acquisition of the Camuzzi Group, holding investments in T.E.S.A. Piacenza and Gesam carried at euro 44 million, to the acquisition for euro 13 million of a 25% interest in Compagnia Porto di Civitavecchia, operating in the Generation and Energy Management sector, in addition to the write-down of investments made in the context of venture capital activities (Euromedia Luxembourg One and FSB) amounting to euro 6 million.

Equity investments in other companies
	% ownership		% ownership
In millions of euro	at June 30, 2002		at Dec. 31, 2001		Change
Electra de Viesgo	–	–	234	12.50%	(234)
Echelon Corporation	56	7.56%	60	7.74%	(4)
ETF Group	–	1.50%	3	1.50%	(3)
Sheldon Springs Hydro Associates	10	1.00%	11	1.00%	(1)
Lower Saranac Hydro Partners LP	4	1.00%	4	1.00%	–
Digital Persona Inc.	–	8.37%	6	8.37%	(6)
Selecta SpA	1	4.30%	3	5.00%	(2)
Eutilia N.V	2	9.81%	2	9.81%	–
Cam Tecnologie SpA	5	10.00%	–	–	5
Geotermica Salvadoreña SA	20	8.50%	–	–	20
Other	7	–	12	–	(5)
TOTAL	105		335		(230)

Following the acquisition of the Viesgo Group all subsidiaries of the Group are fully consolidated. The minority share held at the end of the previous year has therefore been eliminated.

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JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

In the first six months of 2002, an 8.5% share in Geotermica Salvadoreña was acquired through subsidiary Enel Green Power. The acquisition is part of a cooperation project pursuant to which Enel Green Power will participate in the development of geothermal electricity generation in the Republic of El Salvador.

The majority of investments held at the end of the previous year, consisting primarily of equity acquired in the context of venture capital activities, were written down by euro 21 million to bring them into line with current market values.

Withholding taxes on employee termination indemnities relate to amounts paid according to current regulations. Interest accrues on the balance at the same rate applied for amounts accrued to the provision. The decrease registered is due to the reduction in the headcount.

Advances paid in 2001 for the acquisition of the Camuzzi and Viesgo Groups were eliminated in the first half of the current year due to the finalization of their acquisitions.

Other items relate mainly to loans made to employees at current rates of interest for the acquisition of their first home and to face exceptional economic hardships.

Current assets

Inventories — Euro 2,404 million

Inventories

In millions of euro	at June 30, 2002	at Dec. 31, 2001	Change
Materials and fuels:
- fuel for thermal generation	506	537	(31)
- materials, equipment and other stocks	266	280	(14)
Total	772	817	(45)
Residential buildings to be sold	304	304	—
Finished goods and merchandise	69	38	31
Contract work in progress	1,221	707	514
Advances	38	66	(28)
TOTAL	2,404	1,932	472

The decline in the value of inventories of fuel used in thermal generation is due primarily to lower amounts in stock than at the end of the previous year as a result of the disposal of Eurogen, whose effect is compensated only in part by the acquisition of the Viesgo Group. The value of inventories (carried at the weighted average cost) is in line with market values at June 30, 2002.

Finished products inventories consist of telephone equipment and related accessories for resale.

The increase in Contract work in progress is due primarily to the development of activities in the Engineering and Contracting sector for contract work acquired internationally. The increase is in line with advances paid by customers, recorded under liabilities.

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JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

Receivables — Euro 11,676 million

Receivables

In millions of euro	at June 30, 2002	at Dec. 31, 2001	Change
Trade receivables:
- sale and transport of electricity	5,095	5,041	54
- telecommunications	1,153	1,177	(24)
- other activities	993	633	360
Total	7,241	6,851	390
Unconsolidated subsidiaries and affiliated companies	32	33	(1)
Electricity Equalization Fund	353	417	(64)
Other:
- income and other taxes receivable	1,291	600	691
- deferred tax assets	2,155	1,361	794
- other receivables	604	573	31
Total	4,050	2,534	1,516
TOTAL	11,676	9,835	1,841

The increase in trade receivables for sectors other than the electricity sale and transport and telecommunications services ones is due mainly to the increase in fuel trading activities, the growth in the gas distribution sector and higher turnover registered by the Engineering and Contracting sector outside the Group.

Receivables from the Electricity Equalization Fund include euro 276 million relating to amounts due to the Group mainly as contributions for the generation of electricity carried out in past years by plants falling under incentive plans, and euro 77 million payable to CESI for system research activities. Payables to the Electricity Equalization Fund amount to euro 539 million (euro 359 million at December 31, 2001). The net debt amounts therefore to euro 186 million. At December 31, 2001, the net balance held with the Electricity Equalization Fund amounted to a credit of euro 58 million. The change is due primarily to the invoicing, starting in 2002, of tariff components payable to the Electricity Equalization Fund also to free market customers that make use of the Enel network for the transport of electricity. Until December 31, 2001, such components were invoiced only to regulated market customers.

The increase in income and other tax receivables is due to normal fluctuations during the year, affected by the payment of the first advance on income taxes for the year.

Deferred tax assets increase by euro 794 million, of which euro 561 million due to the recording of the amount relating to the Parent Company, net of consolidation adjustments. A further euro 111 million increase is represented by deferred tax assets recorded by WIND on the loss reported for the first six months of the year, while the impact of the change in the consolidation area is euro 122 million. Deferred tax assets on WIND’s cumulative losses available for tax purposes amount to euro 766 million, of which euro 174 million relating to losses that may be carried forward indefinitely, and euro 592 million to losses that may be retrieved in years 2004 to 2007.

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JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

Short-term investments — Euro 1,264 million

In millions of euro	at June 30, 2002	at Dec. 31, 2001	Change
Investments in affiliated companies	-	32	(32)
Marketable securities:
- Enel bonds	524	532	(8)
- other fixed income securities	34	40	(6)
Total	558	572	(14)
Financial receivables	706	644	62
TOTAL	1,264	1,248	16

Investments in affiliated companies at December 31, 2001 consisted exclusively of a 49% interest in Immobiliare Rio Nuovo, sold in the first six months of 2002 for euro 44 million.

Enel bonds are represented by a “Special series reserved to Enel employees”.

At June 30, 2002, financial receivables were represented mainly by receivables on factoring transactions. The change is due to the development of such activity.

Cash and cash equivalents — Euro 648 million

In millions of euro	at June 30, 2002	at Dec. 31, 2001	Change
Bank deposits	620	519	101
Post Office deposits	26	26	—
Cash on hand	2	2	—
TOTAL	648	547	101

Bank deposits include cash used in ordinary operations. The balance at the end of the period is made up primarily by funds used to make payments falling due at the beginning of July 2002.

Cash and cash equivalents are available on demand, with the exception of euro 39 million pledged as collateral for transactions entered into by CHI Energy Inc. and EGI.

Accrued income and prepaid expenses

Accrued income and prepaid expenses — Euro 389 million

In millions of euro	at June 30, 2002	at Dec. 31, 2001	Change
Accrued income
- financial receivables	2	1	1
- operating receivables	20	4	16
Total	22	5	17
Prepaid expenses
- financial expenses	51	64	(13)
- operating expenses	316	158	158
Total	367	222	145
TOTAL	389	227	162

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JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

The change in accrued income and prepaid expenses reflects normal fluctuations during the year. The strong increase in operating prepaid expenses is due to the 14th monthly salary payment made to employees and related charges.

- - - - - - - - - - - - - - - - - -

Receivables by maturity

		Falling due between	Falling due
	Maturing by	Jan. 1, 2003 and	beyond
In millions of euro	Dec. 31, 2002	Dec. 31, 2006	Dec. 31, 2006	Total
FINANCIAL RECEIVABLES
Receivable from third parties	31	146	43	220
Total	31	146	43	220
CURRENT RECEIVABLES
Trade receivables	7,073	185	15	7,273
Receivables from Electricity
Equalization Fund	329	24	—	353
Receivables from others	1,619	2,413	18	4,050
Total	9,021	2,622	33	11,676

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JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

BALANCE SHEET — LIABILITIES AND
SHAREHOLDERS’ EQUITY

Shareholders’ Equity

Changes in Shareholders’ Equity

	Capital	Legal	Other	Retained	Net
In millions of euro	stock	reserve	reserves	earnings	income	Total
Balance at Dec. 31, 2000	6,263	1,253	3,146	5,462	2,188	18,312
Translation of foreign companies’
Financial Statements and other changes	—	—	—	6	—	6
Reserve distribution	—	—	(902)	(451)	—	(1,353)
Appropriation of 2000 earnings:
- accrued to reserves	—	—	—	1,963	(1,963)	-
- dividends	—	—	—	—	(225)	(225)
Restatement of the capital stock in euro and reverse stock split	(200)	200	—	—	—	—
2001 net income	—	—	—	—	4,226	4,226
Balance at Dec. 31, 2001	6,063	1,453	2,244	6,980	4,226	20,966
Translation of foreign companies’
Financial Statements and other changes	—	—	—	(19)	—	(19)
Appropriation of 2001 earnings:
- accrued to reserves	—	—	—	2,043	(2,043)	—
- dividends	—	—	—	—	(2,183)	(2,183)
Net income for the six months of 2002	—	—	—	—	1,375	1,375
BALANCE AT JUNE 30, 2002	6,063	1,453	2,244	9,004	1,375	20,139

Capital stock — Euro 6,063 million
The capital stock is currently made up by 6,063,075,189 ordinary shares of nominal value euro 1 each, after its restatement in euro and the subsequent reverse stock-split in the second half of 2001.
At June 30, 2002, according to the Shareholders’ Register and information available, there are no shareholders holding an interest larger than 2% of the capital stock of the Company other than the Italian Treasury (with about 68% of the capital stock).

Legal reserve — Euro 1,453 million
The legal reserve represents 24% of the Parent Company’s capital stock.

Other reserves — Euro 2,244 million
Other reserves, amounting to euro 2,244 million, are made up as follows:

Restatement reserve (Law no. 292/1993) — Euro 2,215 million
It includes the residual amount of value adjustments made upon the transformation of Enel from Governmental Entity to corporation.
No tax credit or taxation is applicable to shareholders on the amounts distributable from the reserve as it does not constitute a dividend distribution pursuant to article 44, comma 1 of Presidential Decree no. 917, December 22, 1986.

Reserves other than the above — Euro 29 million
These include mainly the consolidation reserve arising from the first-time preparation of the Consolidated Financial Statements.

Retained earnings — Euro 9,004 million
Changes in the first six months of the year relate to the impact of the translation of Financial Statements of foreign subsidiaries stated in currencies other than

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JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

the euro (mainly US$ and Brazilian Real), in addition to the portion of 2001 net income not distributed as dividends. Retained earnings of the Parent Company amount to euro 1,396 million.

Reconciliation between the Shareholders’ Equity and net income of the
Parent Company and those recorded in the Consolidated Financial Statements

	Net income	Shareholders'	Net income	Shareholders'
	1st Half	Equity	1st Half	Equity
In millions of euro	2002	at June 30, 2002	2001	at Dec. 31, 2001
Balance from the Parent Company’s Financial Statements	11	11,178	328	13,350
Effect of the consolidation of subsidiaries’ Financial Statements	1,381	9,107	1,221	7,737
Elimination of intra-group gains	(24)	(150)	(15)	(117)
Other consolidation adjustments	7	4	(5)	(4)
CONSOLIDATED BALANCE	1,375	20,139	1,529	20,966

The effect of consolidation of subsidiaries’ Financial Statements reflects the difference between the Shareholders’ Equities, the subsidiaries’ net incomes, the respective book values of investments and dividends recorded, taking into account consolidation differences, their amortization and the elimination of write-downs in the value of investments recorded in the respective statutory accounts, in addition to the related tax effect, where available.

The elimination of intra-group gains consists mainly of the elimination of margins earned on intra-group generation and transmission plant construction activities.

Provisions for risks and charges

Changes in provisions for risks and charges

				Disposal of	Acquisition of
In millions of euro	at Dec. 31, 2001	Accruals	Withdrawals	Eurogen	companies	at June 30, 2002
Retirement benefits provision	430	22	(24)	—	61	489
Tax provisions	2,581	666	(7)	(195)	76	3,121
Other provisions:
- Legal disputes and other contingencies:
. legal proceedings	369	27	(10)	(5)	3	384
. other	674	115	(116)	(7)	41	707
Total	1,043	142	(126)	(12)	44	1,091
- Restructuring of financial instruments	11	—	—	—	—	11
- Early retirement incentives	30	156	(26)	(1)	—	159
Total	1,084	298	(152)	(13)	44	1,261
TOTAL PROVISIONS FOR RISKS AND CHARGES	4,095	986	(183)	(208)	181	4,871

Retirement benefits provision — Euro 489 million
The provision includes the present value of expected future retirement benefits for retired managers of Italian Group companies, amounting to euro 411 million. Accruals to the retirement benefits provision are made up by euro 11 million of adjustments to the present value of future pension benefits of retired managers. The difference is due to the indemnity due in lieu of notice accrued during the period by personnel currently employed and by agents. Withdrawals relate to ordinary payments of benefits made in the first six

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JUNE 30, 2002 Half-Year Report	Consolidate Financial Statements and Notes

months of the year. The increase resulting from the change in the consolidation area is due to the Viesgo Group pension fund.

Tax provisions — Euro 3,121 million
In addition to income taxes accrued at June 30, 2002, the tax provision includes deferred taxes recorded both in the statutory accounts of consolidated companies and on consolidation adjustments. The latter consist in the elimination, upon consolidation, of depreciation calculated in excess of that determined by applying ordinary depreciation rates. Deferred taxes accrued directly by subsidiaries relate primarily to accelerated depreciation charges calculated solely for tax purposes in 2001, as prior years’ amounts were freed-up (limited to IRPEG), as allowed by the 2002 Budget Law, recording the related effect on the 2001 statutory accounts.

The disposal of Eurogen resulted in a withdrawal from the deferred tax provision of euro 195 million, of which euro 121 million relating to consolidation adjustments, and euro 74 million to the reserve for accelerated depreciation (not subject to freeing-up). Such amounts are recorded in the Income Statement for the first six months of the year as a reduction of the tax expense for the operation, represented by the substitute tax (19%) recorded by the Parent Company on the capital gain reported in the statutory accounts.

Other provisions — Euro 1,261 million
Provision for legal disputes and other contingencies — Euro 1,091 million
The balance relates to the following components:

Legal proceedings — Euro 384 million
The provision covers potential liabilities arising from current legal proceedings and other disputes without taking into consideration the effect of proceedings for which a favorable outcome is expected or those for which an adverse outcome may not be quantified. For these, refer to the note on “Off Balance Sheet items”.
Accruals relate to the proceedings and disputes arisen in the first six months of the year in addition to the update of estimates on proceedings from previous years, based on advice provided by internal and external legal advisors.

Other — Euro 707 million
Other accruals relate to risks and charges of various nature, connected mainly to the operation and conversion of plants, to litigation with local administrations for taxes and fees of various nature (determined according to independent estimates), to the estimated cost arising from the merger of WIND and Infostrada’s activities, in addition to contributions due by holders of telecommunications licenses (for which the related resolution imposing them was appealed as deemed illegitimate) recorded on a prudent basis. Accruals for the first six months of the year relate to risks on Engineering and Contracting contracts, amounting to euro 53 million, the mentioned telecommunication services contributions, amounting to euro 24 million (calculated pursuant to the resolution appealed), an estimate of damages in excess of insurance coverage, equal to euro 14 million, and other charges amounting to euro 24 million.

Withdrawals relate mainly to the settlement of litigation on contracts and supplies, amounting to about euro 40 million, a charge of euro 14 million for the merger between Infostrada and WIND, charges on completed contracts, uninsured risk coverage, local tax litigation, etc., amounting to euro 62 million.

Provision for the restructuring of financial instruments — Euro 11 million
The provision includes charges deriving from the restructuring of derivative contracts (swaps and swap options) entered into in previous years to hedge

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JUNE 30, 2002 Half-Year Report	Consolidate Financial Statements and Notes

against the risk of fluctuations in interest rates with reference to medium- and long-term debt repaid before expiration. Costs accrued in the provision cover the potential cost of interest rate hedging instruments which have been reassigned to other debt not hedged for such risk.

Provision for early retirement incentives — Euro 159 million
The provision for early retirement incentives consists of the extraordinary expense relating to the cost of incentives offered to employees (collectively or individually) to promote early retirement as part of the Company’s reorganization. Accruals made in the first six months of the year relate primarily to the new early retirement incentive plan offered to personnel in April 2002. Withdrawals from the provision relate to payments made to employees taking advantage of the early retirement plan in the first six months of the year.

Employee termination indemnity

Changes in employee termination indemnity

In millions of euro
Balance at December 31, 2001	1,418
Accruals	105
Ordinary distribution	(79)
Disposal of Eurogen	(43)
Acquisition of companies and other changes	27
BALANCE AT JUNE 30, 2002	1,428

The provision includes all amounts accrued by employees upon retirement in accordance with applicable legislation, net of advances paid to employees for medical expenses, the first-time purchase of a home and the acquisition of Enel shares, in addition to payments accrued to the Enel Management Pension Fund (FONDENEL) and the Enel Employee Pension Fund (FOPEN).

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JUNE 30, 2002 Half-Year Report	Consolidate Financial Statements and Notes

Accounts payable

Bonds — Euro 8,124 million
Medium- and long-term bank debt — Euro 9,708 million
The items include debt relating to bond issues and other medium- and long-term financing denominated in euro and in other currencies.
Medium- and long-term debt at June 30, 2002 includes bond issues guaranteed by the Italian State amounting to euro 1,406 million (euro 1,438 million at the end of 2001) and bank loans guaranteed by the Italian State amounting to euro 385 million (euro 451 million at the end of 2001).

Medium- and long-term debt

	Maturity	Balance at	Balance at			Maturing by
In millions of euro	range	June 30, 2002	Dec. 31, 2001	2002	2003	2004	2005	2006	Over
Bonds
- listed fixed-rate	2004-2031	5,075	5,075	—	—	3,000	750	225	1,100
- listed floating-rate	2006-2009	452	252	—	—	200	—	166	86
- unlisted fixed-rate	2005-2008	194	195	—	—	—	76	45	73
- unlisted floating-rate	2002-2021	2,139	2,157	10	18	20	21	20	2,050
- fixed rate EU agencies	2003-2010	244	263	34	54	38	39	37	42
- floating-rate EU agencies	2003-2009	20	20	4	4	3	3	3	3
Total bonds		8,124	7,962	48	76	3,261	889	496	3,354
Bank loans
- fixed-rate	2002-2012	84	89	7	11	11	9	8	38
- floating-rate	2002-2011	6,666	5,853	103	887	633	286	334	4,423
- fixed-rate from EU agencies	2002-2009	355	429	108	79	47	36	30	55
- floating-rate from EU agencies	2004-2016	2,603	2,324	28	49	56	100	233	2,137
Total bank loans		9,708	8,695	246	1,026	747	431	605	6,653
TOTAL		17,832	16,657	294	1,102	4,008	1,320	1,101	10,007

Unlisted-floating rate bonds include euro 524 million relating to “1994-2019 Special series reserved to personnel” repurchased by Enel and recorded among current assets under Marketable securities.

Breakdown of debt by currency and interest rate

	Balance at	Average	Balance at	Average
In millions of euro	June 30, 2002	interest rate	Dec. 31, 2001	interest rate
Euro	17,504	4.70%	16,295	4.94%
US dollar	49	4.10%	53	4.57%
British pound	13	9.71%	17	9.74%
Swiss franc	57	6.90%	65	6.95%
Danish kroner	-	-	1	10.55%
Yen	173	2.39%	183	2.59%
Other currencies	36	7.75%	43	7.75%
Total non-euro currencies	328		362
TOTAL	17,832		16,657

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JUNE 30, 2002 Half-Year Report	Consolidate Financial Statements and Notes

Changes of medium- and long-term debt

	Balance			Changes in the	Foreign	Balance
	at Dec.			consolidation	exchange	at June
In millions of euro	31, 2001	Repayments	New debt	area	differences	30, 2002
Bonds:
- fixed-rate	5,533	(20)	—	—	—	5,513
- floating-rate	2,429	(18)	—	200	—	2,611
Bank loans:
- fixed-rate	518	(80)	4	4	(7)	439
- floating-rate	8,177	(174)	1,216	53	(3)	9,269
TOTAL	16,657	(292)	1,220	257	(10)	17,832

Bonds and medium- and long-term bank loans increase over December 31, 2001 by euro 1,175 million, of which euro 1,220 million relating to new debt, euro 257 million to changes in the consolidation area, euro 292 million to repayments and euro 10 million to foreign exchange differences.

Repayments made in the first six months of the year relate mainly to debt expiring in the period.

In the first six months of 2002, the European Investment Bank (EIB) extended to Enel Green Power a euro 300 million, 15-year floating-rate loan guaranteed by Enel. Such loan will contribute to finance investment projects for new construction, revamping and upgrade of existing plant in the sector of electricity generation from renewable sources.
Other increases relate primarily to the use by WIND of funds extended under Facility Agreements underwritten with a pool of banks on September 28, 2001 and December 4, 2001 to finance capital expenditure on the network. Such credit lines are subject, for the full duration of their term, to equity, debt and financial ratio covenants according to which the availability of funds and the applicable spread are determined.

At June 30, 2002, floating-rate debt accounted for about 67% of total medium-and long-term debt outstanding. To reduce exposure to interest rate risk, at the same date the Group had entered into interest rate hedging transactions for a total nominal value of euro 7,080 million, of which euro 6,543 million of interest rate swaps, euro 180 million of swaptions, euro 150 million of forward rate agreements, and euro 207 million of interest rate collars.
After taking into account such hedging positions, the total exposure to interest rate fluctuations, weighting interest rate collar and swaption nominal values, can be estimated at about 45% of outstanding debt.
The fair value at June 30, 2002 of interest rate hedging instruments amounted to negative euro 124 million. Such amount is net of euro 10 million of accruals and euro 11 million accrued to the provision for the restructuring of financial instruments.

Short-term bank debt — Euro 6,194 million
Payables to other financing entities: Commercial Paper — Euro 1,498 million
Short-term bank debt includes the use of revolving credit lines amounting to euro 2,363 million, and 18-month loans amounting to euro 700 million. A total of euro 516 million of revolving credit lines expired in the first six months of 2002.

Commercial paper payables relate to euro 1,500 million of commercial paper issued by Enel Investment Holding BV under the Commercial Paper Program launched in 2001. Euro 881 million of commercial paper issued is denominated

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JUNE 30, 2002 Half-Year Report	Consolidate Financial Statements and Notes

in euro, a total of euro 347 million is denominated in dollars, euro 117 million in pounds, and euro 153 million in Swiss francs. All amounts denominated in currencies other than the euro are hedged through currency swaps.

The euro 1,182 million increase in short-term financial debt (bank debt and commercial paper issued) on December 31, 2001 allowed to maintain a high flexibility in the management of the overall debt exposure in a period characterized by strong inflows and outflows. In addition, short-term financial debt allowed to take advantage of the decline in interest rates in the first half of 2002.

Payables to other financing entities: other loans — Euro 340 million

The decrease of euro 228 million over December 31, 2001 results from a euro 217 million reduction in the loan extended by France Télécom to WIND, following the decline in the share held in the latter’s capital from 43.37% to 26.575% in 2001.

Trade and other payables — Euro 13,176 million

Trade and other payables

In millions of euro	at June 30, 2002	at Dec. 31, 2001	Change
Advances	1,472	801	671
Trade payables	5,901	6,174	(273)
Payables to subsidiaries and affiliated companies	14	12	2
Tax payables	1,490	1,595	(105)
Social security payables	844	819	25
Payables to Electricity Equalization Fund	539	359	180
Other payables	2,916	3,206	(290)
TOTAL	13,176	12,966	210

Advances — Euro 1,472 million
The increase in advances can be attributed mainly to the growth of Engineering and Contracting activities with outside customers.

Trade payables — Euro 5,901 million
Trade payables include payables for the supply of electricity, fuel, materials and equipment, in addition to those relating to contract work carried out and other services supplied by June 30, 2002. The decline is due to normal seasonal fluctuations.

Payables to subsidiaries and affiliated companies — Euro 14 million
These relate mainly to amounts payable to Leasys (euro 2 million) on commercial transactions, and the amount payable to Euromedia Luxembourg One SA (euro 8 million) and Enel M@p (euro 4 million) as capital not paid-in.

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JUNE 30, 2002 Half-Year Report	Consolidate Financial Statements and Notes

Tax payables — Euro 1,490 million

Tax payables

In millions of euro	at June 30, 2002	at Dec. 31, 2001	Change
VAT payable	301	—	301
Withholding taxes	92	89	3
Electricity and gas consumption taxes	125	123	2
Substitute tax due upon freeing-up of accelerated depreciation reserves	310	712	(402)
Income taxes	573	570	3
Other	89	101	(12)
TOTAL	1,490	1,595	(105)

The change is due mainly to the euro 301 million increase in VAT payables and the reduction of euro 402 million in the amount due as substitute tax on the freeing-up of reserves for accelerated depreciation as a results of payments made.

Social Security payables — Euro 844 million
The item includes mainly the residual amount payable to INPS as extraordinary contribution following the suppression of the Electricity Industry Employee Pension Fund (euro 631 million). The balance declines by euro 19 million in the first six months of the year due to the disposal of Eurogen.
Payables to social security and insurance institutions, amounting to euro 213 million, relate to accrued contributions on salaries and compensation, suppressed holidays, overtime and other indemnities for the month of June paid in July, in addition to payables relating to contributions withheld from employees’ salaries.

Payables to Electricity Equalization Fund — Euro 539 million
Payables to the Electricity Equalization Fund are commented upon in the related note to the corresponding asset item.

Other payables — Euro 2,916 million

Other payables

In millions of euro	at June 30, 2002	at Dec. 31, 2001	Change
Payable to personnel	202	533	(331)
Water and urban development fees	91	110	(19)
Security deposits and reimbursements due to customers	1,452	1,371	81
Payable to Treasury for UMTS license	325	325	—
Payable to Ferrovie dello Stato for
Telecommunications network	304	304	—
Prepaid telephone traffic	136	126	10
Other payables	406	437	(31)
TOTAL	2,916	3,206	(290)

The decline over December 31, 2001 is due primarily to the payment of termination indemnities to employees who left the Group by December 31, 2001.

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JUNE 30, 2002 Half-Year Report	Consolidate Financial Statements and Notes

Accrued liabilities and deferred income

Accrued liabilities and deferred income — Euro 1,114 million

Accrued liabilities and deferred income

In millions of euro	at June 30, 2002	at Dec. 31, 2001	Change
Accrued liabilities
- accrued interest	194	192	2
- operating liabilities accrued	186	28	158
Total	380	220	160
Deferred income
- deferred interest	16	17	(1)
- deferred operating income	718	545	173
Total	734	562	172
TOTAL	1,114	782	332

Operating liabilities accrued include components not present at December 31, 2001 such as 13th monthly salary payments. Deferred income is affected by changes in the consolidation area in addition to capital grants paid to Enel Green Power for capital expenditure on plants for the generation of electricity from renewable sources currently under construction.

– – – – – – – – – – – – – –

Payables by maturity

		Falling due between	Falling due
	Maturing by	Jan. 1, 2003 and	beyond
In millions of euro	Dec. 31, 2002	Dec. 31, 2006	Dec. 31, 2006	Total
LOANS
Bonds	48	4,722	3,354	8,124
Bank loans	6,440	2,809	6,653	15,902
Other loans	1,511	63	264	1,838
Total loans	7,999	7,594	10,271	25,864
OTHER ACCOUNTS PAYABLE
Advances	516	956	—	1,472
Trade payables	5,824	61	16	5,901
Payables to subsidiaries and affiliated companies	14	—	—	14
Tax payables	1,222	268	—	1,490
Social security payables	837	7	—	844
Other payables	2,225	344	347	2,916
Payables to Electricity
Equalization Fund	539	—	—	539
Total other accounts payable	11,177	1,636	363	13,176
Accrued liabilities	380	—	—	380
TOTAL	19,556	9,230	10,634	39,420

104

JUNE 30, 2002 Half-Year Report	Consolidate Financial Statements and Notes

Commitments

Commitments include amounts relating to deposits, guarantees, risks and other commitments assumed by the Group, as shown below:

In millions of euro	at June 30, 2002	at Dec. 31, 2001	Change
GUARANTEES GIVEN
Guarantees on loans to:
- ELCOGAS SA	14	20	(6)
Total	14	20	(6)
OTHER COMMITMENTS
Commitments to suppliers of:
- electricity	5,093	5,001	92
- fuel	29,900	33,643	(3,743)
- sundry supplies	2,502	2,797	(295)
- contract work	1,439	1,194	245
Forward currency purchases	3,069	1,978	1,091
Forward currency sales	2,276	2,197	79
Fuel hedging contracts	598	602	(4)
Sundry guarantees to lending institutions	52	52	—
Third party securities received in safe custody	712	712	—
Leasing payments	5	18	(13)
Total	45,646	48,194	(2,548)
TOTAL	45,660	48,214	(2,554)

Commitments to suppliers of electricity

In millions of euro
Year
July 1, 2002-2006	3,212
2007-2011	1,881
2012-2016	—
2017 and beyond	—
TOTAL	5,093

The above commitments relate entirely to imports, as all domestic energy purchase contracts have been transferred to the ISO effective January 1, 2001, pursuant to a decree issued by the Ministry of Industry.

Commitments to suppliers of fuel

	Natural	Fuel			Logistics	Other
In millions of euro	gas	oil	Coal	Orimulsion	services	fuels	Total
Year
July 1, 2002-2006	7,532	914	182	57	285	103	9,073
2007-2011	7,993	44	—	—	—	—	8,037
2012-2016	7,993	—	—	—	—	—	7,993
2017 and beyond	4,797	—	—	—	—	—	4,797
TOTAL	28,315	958	182	57	285	103	29,900

105
JUNE 30, 2002 Half-Year Report	Consolidate Financial Statements and Notes

The price of fuel supplies is variable and for the most part denominated in foreign currency. Amounts have been calculated according to parameters and exchange rates at the end of the first six months of the year.

The Enel Group acquires electricity abroad and fuel on the international oil and natural gas market. It is consequently exposed to the risk of fluctuations in exchange rates and in the price of energy commodities.
The current tariff system reduces considerably the exposure of the Enel Group to currency and commodity price risk deriving from the purchase of fuel and from electricity imports. The tariff system provides, in fact, for the reimbursement of fuel and electricity import costs, indexed, among other parameters, to a basket of fossil fuel prices quoted on international markets. Based on such indexing mechanism, changes in the price of fuel and foreign exchange fluctuations are reflected in the amounts reimbursed, and therefore on tariffs. As a result, the exposure of the Enel Group to currency and commodity price fluctuations relates primarily to the timing difference between the time fuel is purchased and the period considered for the reimbursement of costs. In addition, exposure to risk is also affected by the different breakdown of raw materials used in the production process vis-à-vis the raw materials basket used as benchmark in determining the tariff applied.
Following the strong increase in volatility registered in currency and commodity markets and in view of the start of operations of the Electricity Exchange interrupting the current reimbursement mechanism, the Group began to hedge systematically the currency and commodity price risk deriving from the mentioned timing difference. Currency risk is currently managed by the Parent Company, while commodity risk is managed by Enel.FTL.
The Group extends coverage to the effects connected to the breakdown of the basket used as benchmark.
The majority of commitments deriving from forward currency transactions which, due to their nature, are recorded both under commitments to buy and commitments to sell, relates to currency and commodity risk hedging transactions.

Securities held in custody and deposit consist of WIND shares worth about euro 712 million held with the company.

106

JUNE 30, 2002 Half-Year Report	Consolidate Financial Statements and Notes

OFF BALANCE SHEET ITEMS

Litigation

Rulings on tariffs
A number of industrial customers who consume large amounts of electricity have questioned, in full or in part, the legitimacy of the method with which the CIP and subsequently the Authority for Electricity and Gas determined electricity tariffs in the past.
All decisions up to now taken have confirmed the legitimacy of measures appealed. In case of a repeal of measures taken on tariff setting, which could give rise to claims for the reimbursement of amounts paid to Enel for the supply of electricity, the latter’s economic position would be unchanged, since any repeal of tariffs would have to be followed by the issue on the part of the Authority of new tariff regulations that compensate Enel for the amounts lost.

Environmental issues
Controversies relating to the effect of electric and magnetic fields generated by equipment and transmission networks affect Enel Distribuzione and Terna, that inherited from Enel the related relationships.
The issue may therefore be discussed jointly for the two companies, for which the most critical factor is represented by the effects connected to electromagnetic fields generated by equipment in use.
The two companies replaced Enel in a number of civil and administrative suits relating to requests for the transfer or modification of power lines on the basis of their alleged potential harmfulness, despite the fact that, in the great majority of cases, these have been installed in application of current norms. Only in a limited number of cases have claims for health-related damages caused by electromagnetic fields been filed.
With regards to decisions taken on the matter, only sporadically have there been pronouncements unfavorable to the Group. All of these have been appealed so that at the present date there are no final pronouncements against the Group, while no damages for health reasons have ever been granted.
Recently, recourse to legal action requesting the immediate suspension or modification of plant operation by residents who lament health problems allegedly caused by power lines is increasing.
With regards to Enel Distribuzione, there were also a number of out-of-court cases and civil and administrative procedures relating to complaints on the part of private individuals concerning electromagnetic fields generated by medium-and low-voltage power cabins located inside buildings.
In such cases, however, equipment was assessed to be in wide compliance with induction limits set by current legislation.
Litigation concerning the effect of electric and magnetic fields could evolve in favor of Enel following the coming into effect of a law on electromagnetic emissions (Law no. 36/2001) on March 22, 2001. The Law regulates the field and establishes the fundamental principles to be followed by Regional regulating bodies, setting rules that apply to the whole national territory as well as providing for the issue on the part of the Prime Minister of decrees setting “exposure limits”, “attention thresholds” and “quality objectives”. Such resolutions are expected to be issued in the short term. New regulations apply to low frequency equipment such as transmission and distribution lines, and distribution cabins, in addition to high frequency equipment used for the telephone service, including mobile telephones. The new national law introduces a ten-year program for the environmental upgrade of the whole national network to new exposure limits in addition to the possibility to recover, either in part or in full, costs incurred by the owners of power lines and distribution cabins through electricity tariffs, according to criteria to be set by the Authority for Electricity and Gas, pursuant to Law no. 481/95, as they represent costs incurred in the general interest.
A number of urban planning and environmental cases for the construction and

107
JUNE 30, 2002 Half-Year Report	Consolidate Financial Statements and Notes

operation of some generation plants and of a number of transmission and distribution lines are pending. Based on indications given by legal advisors the Company believes the possibility of negative outcomes to be remote, though for a limited number of cases this cannot be ruled out completely. In case of negative pronouncements, consequences could consist in the possible payment of damages and costs related to work required on electrical equipment and the temporary unavailability of the same. At present such charges may not be quantified and are therefore not included in the “Provision for legal disputes and other contingencies”.

Antitrust resolution relating to the acquisition of Infostrada
In March 2001, Enel filed an appeal with the Lazio Regional Administrative Court (TAR) to invalidate and suspend the execution of the Resolution issued by the Italian Antitrust Authority subordinating the purchase of Infostrada by Enel to the sale of a further 5,500 MW of its generating capacity. With its pronouncement dated November 14, 2001, the Lazio Regional Administrative Court granted in full Enel’s requests. The Italian Antitrust Authority appealed the ruling to the State Council that granted the appeal with a ruling dated June 22, 2002, overturning the first degree pronouncement of the TAR. The State Council, however, also granted one of the requests contained in Enel’s appeal and has therefore cancelled the conditions posed by the Authority with regards to the sale of a further 5,500 MW of generating capacity, leaving the Authority responsible for further resolutions on the matter. The motivations for such decision are expected to be published shortly.

Stranded costs
Stranded costs result from contractual agreements and investment decisions that electricity companies took following Government policy positions, held when the electricity market was not liberalized, that could have been retrieved when the electricity sector was a monopoly, but are no longer retrievable in a free market context.
Stranded costs have been regulated by decrees issued by the Ministry of Industry, in agreement with the Italian Treasury, dated January 26, 2000 and April 17, 2001.
According to such decrees, the amount of stranded costs to be awarded to individual companies owning plant originally held by Enel does not depend solely on the characteristics of individual plants owned, but on the plant endowment as a whole. As a consequence, the amount of stranded cost reimbursements can be determined only at the end of the period considered and not for individual years. During the retrieval period, the difference between recognized revenues and the share in the wholesale price of electricity received will be retrieved as a stranded cost only in case it is positive, while no amount will be due in case it is negative.
In May 2001, the Authority for Electricity and Gas issued Resolution no. 114/01 with which it defined parameters for the determination of non-retrievable costs. The method applied by the Authority does not allow the reimbursement of costs in line with “Recognized Revenues” for the whole of the generation plants considered, causing a large loss to Enel who appealed the Resolution. The Lombardy TAR, with a pronouncement dated January 9, 2002, granted the appeal in full, annulling the part of the Resolution that does not exclude from the calculation of non-retrievable costs electricity generated by hydroelectric and geothermal plants. The term for an appeal to the State Council on the part of the Authority expired on May 9, 2002, and the Lombardy TAR ruling has thus become fully effective.

108

JUNE 30, 2002 Half-Year Report	Consolidate Financial Statements and Notes

Shareholdings agreements with France Télécom

Agreements with France Télécom, in its quality of shareholder of WIND, provide for the ordinary Shareholders’ Meeting of the latter, both on first and second call, to be validly convened and empowered to pass resolutions according to majorities established by the Law. The extraordinary Shareholders’ Meeting, both on first and second call, may pass resolutions upon vote in favor of shareholders representing at least 83% of the capital stock. Out of the nine members of the Board of Directors, six (among which the Managing Director) are designated by Enel, and three (among which the Chairman) are designated by France Télécom. The Board of Directors is validly convened when at least 7 directors are present, and passes resolutions by majority vote, except on a number of issues among which the approval of the Budget and of the Business Plan, for which the vote in favor of at least 7 directors is required. Shareholders’ agreements provide also for a lock-up period up until the listing of the company, after which the shareholder who intends to sell its share in the company is required to offer it preemptively to the other shareholder. Transfers to competitors respectively of Enel or France Télécom are in any case not allowed. In case of a deadlock of the Board of Directors in passing a resolution (at three consecutive meetings) or a similar situation at the Shareholders’ Meeting, the parties may submit the decision to a third party, who is required to opt for one of the two solutions proposed by the parties (without, that is, opting for a third solution). By exercising the Deadlock Put Option, the succumbing party will have the right to sell to the other party all its shares in WIND.
The lack of compliance of one of the parties with any of the obligations provided in the agreement ascertained by the Arbitration Panel, appointed to settle any controversy between them, gives the right to the offended party to exercise the Default Call Option, thereby acquiring all WIND shares held by the defaulting party.
According to the agreement, the parties are also required to provide financing to WIND in accordance with the amounts stated in the Budgets and/or Business Plans approved in the course of time. The parties may not carry out activities competing with those carried out by WIND. WIND’s industrial and commercial activities abroad are subject to the prior consent of France Télécom whenever these are competing with those carried out by the same.
France Télécom may require (France Télécom’s Put Option) Enel to acquire its whole interest in WIND in case of specific initiatives and/or Board resolutions on which France Télécom disagrees, barring their revocation.
In connection with the acquisition of Infostrada, the shareholders’ agreement with France Télécom relating to WIND was amended by including a mechanism by which Enel and France Télécom may adjust their respective interest in WIND so as to keep the respective percentage shares constant with respect to those held before the acquisition of Infostrada by Enel. The mechanism provides for the attribution of a call option in favor of France Télécom (France Télécom’s Call Option) to be exercised on a specific number of shares in the period included between July 31, 2003 and January 31, 2004.

109
JUNE 30, 2002 Half-Year Report	Consolidate Financial Statements and Notes

INCOME STATEMENT

Revenues

Revenues
	1st Half
In millions of euro	2002	2001	Change
Revenues from sales and services:
- electricity sold	9,945	11,073	(1,128)
- gas sales	342	137	205
- fuel trading	625	256	369
- Electricity Equalization Fund contributions	104	484	(380)
- National distribution network usage fees	368	354	14
- connection fees	294	297	(3)
- telecommunication services provided	1,759	1,141	618
- other sales and services	196	98	98
Total	13,633	13,840	(207)
Change in contract work in progress	395	133	262
Capitalized expenses	491	415	76
Other revenues	398	340	58
TOTAL	14,917	14,728	189

Revenues from sales and services — Euro 13,633 million
Revenues from the sale and transport of electricity decline in the first half of 2002 by euro 1,128 million due mainly to the reduction in the tariff component aimed at covering the cost of fuel and lower quantities sold on the domestic regulated market, following the liberalization of the same. These factors were partly offset by the wider operating perimeter (due primarily to the addition of the Viesgo Group), higher direct sales recorded by generation companies and the increase in the volume of electricity transported on Enel Distribuzione’s network for the free market.

The euro 205 million increase in revenues from the sale of natural gas (excluding trading) is due to the acquisition of a number of companies in the sector, in addition to the growth of sales on the free market on the part of Enel Trade. Financial figures for the Camuzzi Group will be consolidated starting July 1, 2002, as the acquisition was completed at the end of May 2002.

Revenues from fuel trading increased by euro 369 million due to the strong growth of Enel.FTL’s activities.

The reduction in Electricity Equalization Fund contributions is due to the elimination (effective January 1, 2002) of the €¢0.31 per kWh tariff component applicable to electricity generation to be sold on the regulated market (resulting in a decline of euro 228 million), to the euro 145 million decline in contributions on electricity generated in past years by plants falling under the provisions of CIP Regulation no. 6/92 and by other minor factors (resulting in a decline of euro 7 million).

Revenues from telecommunication services increase by euro 618 million due to an increase in traffic and the contribution of Infostrada’s activities (now merged with WIND) on the full six months, as compared with the first six months of 2001 in which such contribution was limited to the 2nd Quarter, as the acquisition was concluded on March 31, 2001.

Revenues from other sales and services increase by euro 98 million due to the growth in revenues from information technology, real estate, franchising,

JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

public lighting and the sale of residential buildings, in addition to revenues other than electricity sales recorded by the Viesgo Group.

Change in contract work in progress — Euro 395 million
The item increases by euro 262 million over the first half of the previous year due to the growth in contract work for customers outside the Group carried out chiefly by Enelpower on international markets.

Capitalized expenses — Euro 491 million
Capitalized expenses increase by euro 76 million in the first half of 2002 due to internal construction of plant and equipment, mainly in the field of electricity distribution networks.

Other revenues — Euro 398 million
The euro 58 million increase is due to revenues, amounting to euro 98 million, reported in the first six months of 2002 by Italian generation companies from hedging contracts entered into to limit the exposure to energy commodity price volatility resulting from the current mechanism used to determine the tariff component aimed at covering fuel costs. Such income was partly offset by lower prior years’ items and other revenues, declining by euro 40 million.

Operating costs

Operating costs
	1st Half
In millions of euro	2002	2001	Change
Fuel and materials:
- fuel for thermal generation	2,968	2,814	154
- electricity purchased	2,188	1,743	445
- natural gas purchased for distribution and sale	159	97	62
- materials	899	456	443
Total	6,214	5,110	1,104
Services	2,436	2,432	4
Leases and rentals	371	268	103
Personnel	1,784	1,891	(107)
Tangible asset depreciation	1,636	1,786	(150)
Intangible asset amortization	547	318	229
Write-downs	80	75	5
Change in inventories	(85)	89	(174)
Accruals to provisions for risks and charges	102	47	55
Other accruals	37	40	(3)
Other operating costs	347	322	25
TOTAL	13,469	12,378	1,091

The euro 154 million increase in fuel purchase costs is due mainly to the growth of trading activities and to the acquisition of the Viesgo Group, offset only in part by the effect of the exclusion from the consolidation area of Elettrogen, sold in September 2001.

The increase in the cost for the acquisition of electricity from third parties is connected to the exit of Elettrogen from the Group and its reclassification as non-Group supplier, in addition to the acquisition of the Viesgo Group.

Higher costs for the acquisition of natural gas for distribution and sale are

JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

connected with the growth in the operating perimeter as a result of acquisitions made in the second half of 2001 and at the beginning of the current year.

The cost for the acquisition of materials, net of the change in inventories, increased by euro 269 million, due primarily to the growth in Engineering and Contracting activities.

The cost of services received is in line with the first six months of 2001. The euro 302 million reduction in the charge relating to the reimbursement of the margin earned on electricity generated from hydro-geothermal sources (hydroelectric surcharge) due to lower hydroelectric production, and the exit of Elettrogen and Valgen from the Group in 2001, was offset by the impact of other changes in the consolidation area and the growth in costs relating to the development of new activities.

Leases and rentals costs increase by euro 103 million due primarily to changes in the consolidation area, the increase in operating costs relating to the telecommunications network resulting from its growth, in addition to higher leases and rentals costs as a result of the sale of businesses in these sectors carried out in 2001.

Personnel costs decrease by euro 107 million due to the joint effect of the disposal of Elettrogen and the reduction in headcount for the electricity sector, offset only in part by newly acquired businesses.

The table that follows shows the average number of employees by category as compared with the first six months of 2001, and the total number of employees at June 30, 2002.

	Average number of employees			Employees
	1st Half 2002	1st Half 2001	Change	at June 30, 2002
Managers	871	834	37	905
Middle managers	5,323	5,193	130	5,310
Employees	42,319	44,752	(2,433)	43,093
Workers	23,348	27,054	(3,706)	23,760
TOTAL	71,861	77,833	(5,972)	73,068

Tangible asset depreciation decreases by euro 150 million as a result of the combined effect of increases in tangible assets, changes in the consolidation area and connection fees which, starting in 2002, are recorded in full in the year in which they are invoiced, as previously described.

Intangible asset amortization increases by euro 229 million, due primarily to changes in the consolidation area and higher consolidation differences resulting from acquisitions made.

Write-downs relate to receivables (euro 77 million) and fixed assets (euro 3 million). They increase in the period by euro 5 million.

Accruals to the provisions for risks and charges and other accruals relate to accruals made to the “Provision for legal disputes and other contingencies” described above in the note to the related liability item.

The euro 25 million increase in other operating costs is due to a euro 87 million increase in charges relating to “green certificates”, partly offset by a reduction

JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

in prior years’ items and other minor items. The charge results from the requirement imposed by the law liberalizing the electricity market (Legislative Decree 79/99, the so-called “Bersani Decree”) by which generation companies are required to input in the network a share of at least 2% of total conventional electricity either generated or imported in 2001 of electricity generated from renewable sources. In case such amount of electricity cannot be generated directly by the company, the norm allows the purchase, from the ISO or from other producers, of “green certificates” for an equivalent amount.

Financial income (expense)

	1st Half
In millions of euro	2002	2001	Change
Financial income from investments	14	4	10
Other financial income	143	92	51
Total income	157	96	61
Financial expense:
- on bonds issued	198	169	29
- on bank loans	383	381	2
- other	170	67	103
Total	751	617	134
TOTAL	(594)	(521)	(73)

The net financial expense increases by euro 73 million, of which about euro 50 million due to the decline of the Brazilian Real, the currency of account for a project involving the construction of a super-high voltage power line in Brazil. The impact of higher average debt with respect to the first six months of 2001 was offset by the decline in interest rates, which the Group was able to exploit thanks to debt management policies implemented.

Adjustments to the value of financial assets

Adjustments to the value of financial assets — Euro (33) million
The item includes mainly the write-down of investments in other companies (primarily in the Corporate Venture Capital sector) and, to a lower extent, the share in losses of affiliated companies accounted for under the equity method.

Extraordinary items

Extraordinary items — Euro 544 million
Extraordinary income amounts to euro 2,459 million and includes capital gains from the disposal of assets and investments, amounting to euro 2,353 million (of which euro 2,340 million on the disposal of Eurogen), and extraordinary gains of various nature amounting to euro 106 million.

Extraordinary charges amount to euro 1,915 million and consist of a euro 1,511 million write-down in the consolidation difference relating to WIND (described in the note on Intangible assets), a euro 223 million charge on early retirement incentives, the write-down of plant and equipment as part of a plan for the conversion of the same to combined-cycle turbogas technology, and the abandonment of Engineering and Contracting projects totaling euro 132 million, in addition to euro 49 million of extraordinary losses of various nature.

JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

Income taxes

Income taxes — Euro 74 million
The effective tax rate for the first six months of 2002 is equal to 5.4%, as compared with 40.3% in the first six months of 2001. The strong reduction in the tax rate is affected by the taxation of the capital gain on the disposal of Eurogen at a 19% tax rate, in addition to the reversal of excess accruals to the deferred tax provision originally made on consolidation adjustments relating to the subsidiary. Estimated income taxes for the first six months of the year take into account a prudent estimate of the benefits resulting from the application of the “Tremonti-bis” Law (tax incentives on investments).
The adjusted tax rate, relating exclusively to ordinary income (excluding the effects connected with the disposal of Eurogen and those relating to the Telecommunications sector, in addition to the benefits deriving from the Tremonti-bis Law), is equal in the first six months of 2002 to about 47%, in line with the adjusted tax rate for 2001.
The tax rate for the first six months of 2001 was lower than the adjusted tax rate for the same period, benefiting also, though to a lower extent, of the taxation of capital gains at a 19% substitute tax rate.
The tax expense for the first six months of the year includes euro 111 million of deferred tax assets calculated on losses reported by WIND.

- - - - - - - - - -

Related parties

Relationships with related parties are not significant for the Group as a whole and relate primarily to the rental of buildings owned by affiliated company Immobiliare Foro Bonaparte and to motor vehicle rental services rendered to Group companies by affiliated company Leasys. All transactions are concluded at current market conditions.

JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

ATTACHMENTS

SUBSIDIARIES, AFFILIATED COMPANIES AND OTHER
RELEVANT EQUITY INVESTMENTS OF THE ENEL GROUP
AT JUNE 30, 2002

In compliance with the provisions of articles 38 and 39 of Legislative Decree no.127/91 and of article 126 of Consob Resolution no. 11971 dated May 14, 1999, a list of subsidiaries and affiliated companies of Enel SpA at June 30, 2002, as provided in article 2359 of the Italian Civil Code, and of other relevant equity investments is included in the pages that follow. Enel Group has full title to all investments.

The following information is included for each company: name, registered office, activity, capital stock, currency of account, percentage owned by the Group, list of Group companies that own a share in the same and the respective ownership share.

JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

COMPANIES INCLUDED IN THE CONSOLIDATION AREA USING THE
LINE-BY-LINE METHOD AT JUNE 30, 2002(1)

	Registered		Capital stock		%
Company name	office	Activity	at June 30, 2002	Currency	ownership	Held by	%
Parent Company
Enel SpA	Rome	Holding	6,063,075,189	Euro	–
Subsidiaries
Aburra BV	Amsterdam (Holland)	Holding company	18,000	Euro	100.00	Pragma Energy SA	100.00
Adda Gas SpA	Cremona	Gas distribution	309,600	Euro	100.00	GE.AD. SpA Enel Distribuzione Gas SpA	70.00 30.00
Ape Gruppo Enel SpA	Rome	Personnel administration activities	500,000	Euro	100.00	Enel SpA CISE Tecnologie Innovative Srl	99.00 1.00
Arda Gas Srl	Cremona	Gas distribution	49,400	Euro	100.00	Enel Distribuzione Gas SpA	100.00
Avisio Energia SpA	Trento	Gas distribution	6,500,000	Euro	100.00	Enel Distribuzione Gas SpA	100.00
Barras Electricas Galaico	Lugo	Electricity distribution	2,610,562,500	ESP	54.85	Electra de Viesgo I SA	54.85
Asturianas SA	(Spain)
Barras Electricas Generación SL	Lugo (Spain)	Electricity generation	228,637,000	ESP	100.00	Barras Electricas Galaico Asturianas SA	100.00
BioEnergy Srl	(Albino) (Bergamo)	Electricity generation from renewable sources	51,000	Euro	80.00	Powerco SpA	80.00
Brindisipower Srl	Brindisi	Electricity generation from renewable sources	10,000	Euro	70.00	Powerco SpA	70.00
Camuzzi Gazometri SpA(1)(2)	Milan	Engineering, construction and management of public services plant	54,139,160	Euro	98.58	Enel Distribuzione Gas SpA	98.58
Carbones Colombianos del Cerrejon SA	Bogotà (Colombia)	Exploitation of coal mines	712,410,000	COP	100.00	Pragma Energy SA Aburra BV	60.00 40.00
Carbonpower Srl	Brindisi	Electricity generation from renewable sources	10,000	Euro	70.00	Powerco SpA	70.00
CESI — Centro Elettrotecnico Sperimentale Italiano Giacinto Motta SpA	Milan	Research and testing	8,550,000	Euro	43.92	Enel SpA Terna SpA Interpower SpA	35.92 5.00 3.00
CHI Energy Inc.(1)	Stamford (Connecticut - USA)	Electricity generation from renewable sources	14.25	USD	100.00	Enel Green Power International SA	100.00
CISE Tecnologie Innovative Srl	Rome	R&D	600,000	Euro	100.00	Enel SpA	100.00
Concert Srl	Rome	Product, plant and equipment certification	10,000	Euro	100.00	Enel Produzione SpA CESI SpA	50.00 50.00
Conphoebus SpA	Catania	Research in the renewable sources sector	7,000,000	Euro	100.00	Enel SpA	100.00
Coregas SpA	Cremona	Gas distribution	1,136,212	Euro	100.00	GE.AD. SpA Geico SpA	50.00 50.00
Cosid SpA	Rome	Gas distribution	1,022,335	Euro	100.00	Enel SpA	100.00
Ctida Srl	Milan	Water treatment	500,000	Euro	75.00	Enel.Hydro SpA	75.00
Dalmazia Trieste SpA	Rome	Real estate management	3,904,760	Euro	100.00	Enel Real Estate SpA	100.00
Deval SpA	Aosta	Electricity distribution and sale in Valle D’Aosta	37,500,000	Euro	51.00	Enel SpA	51.00
Ecogas Srl	Milan	Electricity generation from renewable sources	45,900	Euro	51.00	Powerco SpA	51.00
EGI Ltd.(1)	Hamilton (Bermuda)	Electricity generation from renewable sources	12,000	USD	100.00	Enel Green Power International SA	100.00
Electra de Viesgo SL	Santander (Spain)	Electricity sector holding company	578,752,115	Euro	100.00	Enel Producción Espana SL Enel Distribución & Trading SL	83.36 16.64
Electra de Viesgo I SA	Santander (Spain)	Electricity distribution	63,106,270.50	Euro	100.00	Electra de Viesgo SL	100.00
Elettroambiente SpA	Rome	Environment and waste management	24,535,000	Euro	70.48	Enel SpA	70.48
Enel Capital SpA	Milan	Venture capital	8,500,000	Euro	100.00	Enel SpA CISE Tecnologie Innovative Srl	99.00 1.00
Enel Distribución & Trading SL	Barcelona (Spain)	Electricity distribution	77,792,000	Euro	100.00	Enel Distribuzione SpA	100.00

117
JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

	Registered		Capital stock		%
Company name	office	Activity	at June 30, 2002	Currency	ownership	Held by	%
Enel Distribuzione SpA	Rome	Electricity distribution	6,119,200,000	Euro	100.00	Enel SpA	100.00
Enel Distribuzione Gas SpA	Rome	Gas distribution	100,000,000	Euro	100.00	Enel SpA	100.00
Enel.Factor SpA	Rome	Factoring	12,500,000	Euro	80.00	Enel SpA	80.00
Enel Finance International SA	Luxembourg	Finance	100,629,000	Euro	100.00	Enel Produzione SpA Enel Distribuzione SpA	75.00 25.00
Enel.FTL SpA	Rome	Fuel trading and logistics	100,000,000	Euro	100.00	Enel SpA Enel Produzione SpA CISE Tecnologie Innovative Srl	99.19 0.80 0.01
Enel Green Power SpA	Pisa	Electricity generation from renewable sources	716,607,150	Euro	100.00	Enel SpA	100.00
Enel Green Power	Luxembourg	Holding of foreign	126,650,000	Euro	100.00	Enel Green Power SpA	67.11
International SA		companies operating in the electricity generation from renewable sources				Enel Investment Holding BV	32.89
Enel Holding Luxembourg SA	Luxembourg	Finance	6,237,390	Euro	99.99	Enel Investment Holding BV	99.99
Enel.Hydro SpA	Seriate (Bergamo)	Engineering, water systems	9,390,000	Euro	100.00	Enel SpA	100.00
Enel Investment Holding BV	Amsterdam (Holland)	Holding company	1,593,050,000	Euro	100.00	Enel SpA	100.00
Enel Ireland Finance Ltd.	Dublin (Ireland)	Finance	1,000,000	Euro	100.00	Enel Produzione SpA Enel Distribuzione SpA	75.00 25.00
Enel.it SpA	Rome	Information technology	70,200,000	Euro	100.00	Enel SpA CISE Tecnologie Innovative Srl	99.99 0.01
Enel Logistica	Rome	Fuel logistics	100,000	Euro	100.00	Enel SpA	100.00
Combustibili SpA
Enelpower SpA	Milan	Engineering and Contracting	127,600,000	Euro	100.00	Enel SpA CISE Tecnologie Innovative Srl	99.99 0.01
Enelpower Contractor and Development Saudi Arabia Ltd.	Riyadh (Saudi Arabia)	Power plant construction, management and maintenance	5,000,000	SR	51.00	Enelpower SpA	51.00
Enelpower do Brasil Ltda	Rio De Janeiro (Brazil)	Engineering and Contracting	1,242,000	R$	99.99	Enelpower SpA	99.99
Enelpower UK Ltd.	London (United Kingdom)	Engineering and Contracting	1,000	GBP	100.00	Enelpower SpA	100.00
Enel Producción Espana SL	Barcelona (Spain)	Electricity generation	389,708,000	Euro	100.00	Enel Produzione SpA	100.00
Enel Produzione SpA	Rome	Electricity generation	6,352,138,606	Euro	100.00	Enel SpA	100.00
Enel.Re Ltd.	Dublin (Ireland)	Reinsurance	3,000,000	Euro	99.99	Enel Holding Luxembourg SA	99.99
Enel Real Estate SpA (formerly Sei SpA)	Rome	Real estate and facility management	1,223,427,364	Euro	100.00	Enel SpA Enel.Hydro SpA	99.99 0.01
Enel Service UK Ltd.	London (United Kingdom)	Services	100	GBP	100.00	Enel.FTL SpA	100.00
Enel.si — Servizi integrati SpA	Rome	Engineering and energy related services	5,000,000	Euro	100.00	Enel SpA CISE Tecnologie Innovative Srl	99.00 1.00
Enel Trade SpA	Milan	Sale of electricity	2,500,000	Euro	100.00	Enel SpA	100.00
Enel Vendita Gas SpA	Rome	Gas sale	100,000	Euro	100.00	Enel SpA	100.00
Energy Cost Control Srl	Rome	Electricity generation from renewable sources	11,000	Euro	60.00	Powerco SpA	60.00
ESTEL SpA	Trieste	Telecommunications	11,500,000	Euro	99.86	WIND SpA	99.86
Eurogen SpA(1)	Rome	Electricity generation	102,740,489	Euro	100.00	Enel SpA	100.00
Gasdotti Comunali Srl	Cremona	Gas distribution	48,880	Euro	100.00	Enel Distribuzione Gas SpA	100.00
GE.AD. SpA	Piacenza	Gas distribution sector holding company	598,143.52	Euro	100.00	Enel Distribuzione Gas SpA	100.00
Geico SpA	Cremona	Gas distribution	4,160,000	Euro	100.00	Enel Distribuzione Gas SpA GE.AD. SpA Adda Gas SpA	50.23 48.88 0.89

118

JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

	Registered		Capital stock		%
Company name	office	Activity	at June 30, 2002	Currency	ownership	Held by	%
Idrogest Scrl	Cagliari	Water sector	25,000	Euro	100.00	Enel.Hydro SpA	50.00
Impregest Srl	Rome	Gas distribution	250,000	Euro	100.00	Enel Green Power SpA Enel Distribuzione Gas SpA	50.00 100.00
Interpower SpA	Rome	Electricity generation	94,588,758	Euro	100.00	Enel SpA	100.00
Italia On Line SpA	Milan	Internet services	1,400,000	Euro	100.00	WIND SpA	100.00
IT-net SpA	Rome	Network information systems	694,000	Euro	100.00	WIND SpA Mondo WIND Srl	99.28 0.72
Mondo WIND Srl	Rome	Sale of telecommunication products and services	95,000	Euro	100.00	WIND SpA IT-net SpA	99.00 1.00
Powerco SpA	Brindisi	Electricity generation from renewable sources and hi-tech application	18,928,500	Euro	100.00	Elettroambiente SpA Enel SpA	96.23 3.77
Pragma Energy SA	Lugano (Switzerland)	Coal trading	100,000	CHF	51.00	Enel.FTL SpA	51.00
Pragma Energy Services Ltd.	London (United Kingdom)	Administrative services	1,000	GBP	100.00	Pragma Energy SA	100.00
S.A.M.I.G. Srl	L’Aquila	Services	45,000	Euro	100.00	Enel Distribuzione Gas SpA	100.00
S.C.C. Srl	Rome	Gas distribution	1,500,000	Euro	100.00	Enel SpA	100.00
Sfera — Società per la formazione e le risorse aziendali SpA	Rome	Human resources	12,360,096	Euro	100.00	Enel SpA Enel Produzione SpA Enel Distribuzione SpA Terna SpA Enelpower SpA Enel Green Power SpA Enel Real Estate SpA Enel.Hydro SpA	74.08 4.71 4.71 4.71 4.71 2.36 2.36 2.36
So.l.e. — Società luce elettrica SpA Gruppo Enel	Rome	Public lighting systems	4,600,000	Euro	100.00	Enel SpA CISE Tecnologie Innovative Srl	99.98 0.02
So.l.e. Milano H Scrl	Rome	Construction of public lighting systems	10,000	Euro	70.00	So.l.e. SpA	70.00
Terna	Rome	Ownership and	2,036,050,000	Euro	100.00	Enel SpA	100.00
Trasmissione Elettricità		maintenance of the
Rete Nazionale SpA		electricity transmission network
T.S.N.- Transmissora Sudeste Nordeste SA	Rio De Janeiro (Brazil)	Construction, ownership and maintenance of transmission networks	73,810,000	R$	98.20	Enelpower SpA	98.20
Vampa Gas SpA	Rome	Gas distribution	420,000	Euro	100.00	Enel SpA	100.00
Viesgo Generación SL	Santander (Spain)	Electricity generation and sale	430,137,183	Euro	100.00	Electra de Viesgo SL	100.00
WEBiz 2 BV	Amsterdam (Holland)	Venture capital	18,000	Euro	100.00	Enel SpA	100.00
WEBiz 3 NV	Bruxelles (Belgium)	Venture capital	23,950,000	Euro	100.00	WEBiz Holding BV WEBiz 2 BV	99.99 0.01
WEBiz Holding BV	Amsterdam (Holland)	Venture capital	20,000	Euro	100.00	Enel SpA WEBiz 2 BV	80.00 20.00
WIND Telecomunicazioni SpA	Rome	Telecommunications	712,291,485	Euro	73.42	Enel SpA Enel Investment Holding BV	34.70 38.72

(1)	Camuzzi Gazometri SpA, CHI Energy Inc. and EGI Ltd. subsidiaries are shown in separate tables.
Eurogen SpA was sold on May 31, 2002. Only Income Statement figures were consolidated in the period January 1, 2002-May 30, 2002.
(2)	Acquired at half-year end; Balance Sheet consolidation only.

119
JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

COMPANIES OWNED BY CAMUZZI GAZOMETRI SPA INCLUDED IN THE
CONSOLIDATION AREA USING THE LINE-BY-LINE METHOD AT JUNE 30, 2002

	Registered		Capital stock		%
Company name	office	Activity	at June 30, 2002	Currency	ownership	Held by	%
Parent Company
Camuzzi Gazometri SpA	Milan	Engineering, construction and management of public service plants	54,139,160	Euro	98.58	Enel Distribuzione Gas SpA	98.58
Subsidiaries
Aimeri SpA	Milan	Collection, transport and disposal of waste	23,400,000	Euro	100.00	Camuzzi Gazometri SpA	100.00
Basil Gas Srl	Milan	Gas distribution	260,000	Euro	100.00	Camuzzi Gazometri SpA	100.00
Brembo Gas Srl	Milan	Gas distribution	26,000	Euro	100.00	Camuzzi Gazometri SpA	100.00
Camuzzi Finance SA	Luxembourg	Finance	30,986.69	Euro	100.00	Camuzzi Gazometri SpA	100.00
Camuzzi Trade SpA	Milan	Gas procurement	750,000	Euro	100.00	Camuzzi Gazometri SpA	100.00
C.A.R.T. Abruzzi Srl	Orio al Serio (Bergamo)	Water sector holding company	18,000	Euro	100.00	Camuzzi Gazometri SpA	100.00
Co.Im Gas SpA	Santa Maria a Colle (Lucca)	Management of gas distribution and sale plants	1,479,000	Euro	80.00	Camuzzi Gazometri SpA	80.00
Gescoservizi Srl	Milan	Services to companies	46,800	Euro	100.00	Camuzzi Gazometri SpA	100.00
Iridea Srl	Milan	Advisory and consulting services	1,250,000	Euro	100.00	Camuzzi Gazometri SpA	100.00
La Riccia Srl	Taranto	Real estate	10,400	Euro	100.00	Camuzzi Gazometri SpA	100.00
Mariani Energia Duemila SpA	Milan	Gas distribution	7,737,111.20	Euro	100.00	Camuzzi Gazometri SpA	100.00
Plenia SpA	Milan	Gas sale	20,750,000	Euro	100.00	Camuzzi Gazometri SpA	100.00
Sabina Gas Srl	Cittaducale (Rieti)	Gas distribution	10,000	Euro	100.00	Camuzzi Gazometri SpA	100.00
Smarin SpA	Taranto	Collection, transport and disposal of waste	516,000	Euro	80.00	Camuzzi Gazometri SpA Tekna Srl	50.00 30.00
Tekna Srl	Milan	Investments in waste management sector	10,400	Euro	85.00	Camuzzi Gazometri SpA	85.00

120

JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

COMPANIES OWNED BY CHI ENERGY INC. INCLUDED IN THE CONSOLIDATION AREA
USING THE LINE-BY-LINE METHOD AT JUNE 30, 2002(1)

		Capital stock (2)		%
Company name	Registered office	at June 30, 2002	Currency	ownership	Held by	%
Parent Company
CHI Energy Inc.	Stamford (Connecticut — USA)	14.25	USD	100.00	Enel Green Power International SA	100.00
Subsidiaries
Agassiz Beach LLC	Minneapolis (Minnesota — USA)	-	-	49.00	CHI Minnesota Wind LLC	49.00
Aquenergy Systems Inc.	Greenville (South Carolina — USA)	10,500	USD	100.00	Consolidated Hydro Southeast Inc.	100.00
Asotin Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Energy Inc.	100.00
Autumn Hills LLC	Minneapolis (Minnesota — USA)	-	-	49.00	CHI Minnesota Wind LLC	49.00
Aziscohos Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Energy Inc.	100.00
Barnet Hydro Company LP	Burlington (Vermont — USA)	-	-	100.00	CHI Acquisition II Inc. Sweetwater Hydroelectric Inc.	10.00 90.00
Beaver Falls Water Power Company	Philadelphia (Pennsylvania — USA)	-	-	67.50	Beaver Valley Holdings Ltd.	67.50
Beaver Valley Holdings Ltd.	Philadelphia (Pennsylvania — USA)	2	USD	100.00	Hydro Development Group Inc.	100.00
Beaver Valley Power Company	Philadelphia (Pennsylvania — USA)	30	USD	100.00	Hydro Development Group Inc.	100.00
Bedard Electrics Inc.	New York (New York — USA)	150,200	USD	100.00	Hydro Development Group Inc.	100.00
Black River Hydro Assoc.	New York (New York — USA)	-	-	75.00	(Cataldo) Hydro Power Associates	75.00
Boott Hydropower Inc.	Boston (Massachusetts — USA)	-	-	100.00	CHI Energy Inc.	100.00
BP Hydro Associates	Boise (Idaho — USA)	-	-	100.00	CHI Idaho Inc. CHI Magic Valley Inc.	68.00 32.00
BP Hydro Finance Partnership	Salt Lake City (Utah — USA)	-	-	100.00	BP Hydro Associates Fulcrum Inc.	75.90 24.10
Canastota Wind Power LLC	Wilmington (Delaware — USA)	-	-	100.00	Essex Company	100.00
(Cataldo) Hydro Power Associates	New York (New York — USA)	-	-	100.00	Hydro Development Group Inc. CHI Black River Inc.	50.00 50.00
CHI Acquisitions Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Energy Inc.	100.00
CHI Acquisitions II Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00
CHI Argentina USA Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Energy Inc.	100.00
CHI Black River Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00
CHI Canada Inc.	Montreal (Québec — Canada)	800	USD	100.00	CHI Finance Inc.	100.00
CHI Dexter Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00
CHI Finance Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Energy Inc.	100.00
CHI Hydroelectric Company Inc.	St. John (Newfoundland — Canada)	-	-	100.00	CHI Canada Inc.	100.00
CHI Highfalls Inc.	Wilmington (Delaware — USA)	-	-	100.00	CHI Finance Inc.	100.00
CHI Idaho Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Magic Valley Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Minnesota Wind LLC	Wilmington (Delaware — USA)	-	-	100.00	CHI Finance Inc.	100.00
CHI Mountain States Operations Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Operations Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Energy Inc.	100.00
CHI Patagonia Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00
CHI Phillippines Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00
CHI Power Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Energy Inc.	100.00
CHI Power Marketing Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Energy Inc.	100.00
CHI S.F. LP	Montreal (Québec — Canada)	-	-	100.00	CHI Hydroelectric Co. Inc. CHI Canada Inc.	1.00 99.00
CHI Universal Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Energy Inc.	100.00
CHI West Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Western Operations Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Coneross Power Corporation Inc.	Greenville (South Carolina — USA)	110,000	USD	100.00	Aquenergy Systems Inc.	100.00
Consolidated Hydro Mountain States Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Consolidated Hydro New Hampshire Inc.	Wilmington (Delaware — USA)	130	USD	100.00	CHI Universal Inc.	100.00
Consolidated Hydro New York Inc.	Wilmington (Delaware — USA)	200	USD	100.00	CHI Energy Inc.	100.00
Consolidated Hydro Southeast Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions II Inc.	100.00
Consolidated Hydro Vermont Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Energy Inc.	100.00

121
JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

		Capital stock (2)		%
Company name	Registered office	at June 30, 2002	Currency	ownership	Held by	%
Consolidated Pumped Storage Inc.	Wilmington (Delaware — USA)	80	USD	100.00	CHI Energy Inc.	100.00
Consolidated Pumped Storage Arkansas Inc.	Wilmington (Delaware — USA)	90	USD	100.00	Consolidated Pumped Storage Inc.	100.00
Coosa Pines Energy LLC	Wilmington (Delaware — USA)	-	-	100.00	CHI Finance Inc.	100.00
Coosa Pines Energy Holdings LLC	Wilmington (Delaware — USA)	-	-	100.00	CHI Finance Inc.	100.00
Copenhagen Associates	New York (New York — USA)	-	-	100.00	Hydro Development Group Inc. CHI Dexter Inc.	50.00 50.00
Crosby Drive Investments Inc.	Boston (Massachusetts — USA)	-	-	100.00	Asotin Hydro Company Inc.	100.00
Eagle & Phoenix Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Echo Summit Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00
Essex Company	Boston (Massachusetts — USA)	-	-	100.00	CHI Energy Inc.	100.00
Florence Hills LLC	Minneapolis (Minnesota — USA)	-	-	49.00	CHI Minnesota Wind LLC	49.00
Fulcrum Inc.	Boise (Idaho — USA)	992.5	USD	100.00	Consolidated Hydro Mountain States Inc.	100.00
Hadley Ridge LLC	Minneapolis (Minnesota — USA)	-	-	49.00	CHI Minnesota Wind LLC	49.00
Highfalls Hydro Company Inc.	Wilmington (Delaware — USA)	-	-	100.00	CHI Finance Inc.	100.00
Hope Creek LLC	Minneapolis (Minnesota — USA)	-	-	49.00	CHI Minnesota Wind LLC	49.00
Hosiery Mill Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Hydrodev Inc.	Montreal (Québec — Canada)	-	-	100.00	CHI Canada Inc.	100.00
Hydro Development Group Inc.	New York (New York — USA)	12.25	USD	100.00	CHI Acquisitions II Inc.	100.00
Hydro Energies Corporation	Burlington (Vermont — USA)	5,000	USD	100.00	CHI Finance Inc.	100.00
Iroquorp Ltd.	New York (New York — USA)	-	-	100.00	Hydro Development Group Inc.	100.00
Iroquorp Acquisitions Inc.	New York (New York — USA)	-	-	100.00	Hydro Development Group Inc.	100.00
Jack River LLC	Minneapolis (Minnesota — USA)	-	-	49.00	CHI Minnesota Wind LLC	49.00
Jessica Mills LLC	Minneapolis (Minnesota — USA)	-	-	49.00	CHI Minnesota Wind LLC	49.00
Joseph Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions II Inc.	100.00
Julia Hills LLC	Minneapolis (Minnesota — USA)	-	-	49.00	CHI Minnesota Wind LLC	49.00
Kings River Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00
Kinneytown Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Energy Inc.	100.00
LaChute Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Energy Inc.	100.00
Lawrence Hydroelectric Associates LP	Boston (Massachusetts — USA)	-	-	100.00	Essex Company Crosby Drive Investments Inc.	92.50 7.50
Les Développements Hydroélectriques CHI Inc.	Montreal (Québec — Canada)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Littlefield Hydro Company	Portland (Maine — USA)	-	-	100.00	Littlefield Hydro Company Inc. CHI Universal Inc.	10.00 90.00
Littlefield Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Energy Inc.	100.00
Littleville Power Company Inc.	Boston (Massachusetts — USA)	-	-	100.00	Hydro Development Group Inc.	100.00
Lower Saranac Corporation	New York (New York — USA)	2	USD	100.00	CHI Acquisitions Inc.	100.00
Mascoma Hydro Corporation	Concord (New Hampshire — USA)	-	-	100.00	CHI Acquisitions II Inc.	100.00
Metro Wind LLC	Minneapolis (Minnesota — USA)	-	-	49.00	CHI Minnesota Wind LLC	49.00
Mill Shoals Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00
Minnewawa Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Energy Inc.	100.00
Newbury Hydro Company LP	Burlington (Vermont — USA)	-	-	100.00	CHI Acquisitions II Inc. Sweetwater Hydroelectric Inc.	99.00 1.00
North Canal Waterworks	Boston (Massachusetts — USA)	-	-	100.00	Essex Company	100.00
Notch Butte Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00
Optigaz Inc.	Kirkland (Québec — Canada)	-	-	60.00	CHI Canada Inc.	60.00
Ottauquechee Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00
Patagonia Investments L.P.	Wilmington (Delaware — USA)	-	-	99.00	CHI Patagonia Inc.	99.00
Pelzer Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Consolidated Hydro Southeast Inc.	100.00
Phoenix Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Pioneer Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00
Pyrites Associates	New York (New York — USA)	-	-	100.00	Hydro Development Group Inc. CHI Dexter Inc.	50.00 50.00

122

JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

		Capital stock (2)		%
Company name	Registered office	at June 30, 2002	Currency	ownership	Held by	%
Ruthton Ridge LLC	Minneapolis (Minnesota — USA)	-	-	49.00	CHI Minnesota Wind LLC	49.00
Schoolfield Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Sheldon Vermont Hydro Company Inc.	Wilmington (Delaware — USA)	-	-	100.00	CHI Acquisitions Inc.	100.00
Slate Creek Hydro Associates LP	Los Angeles (California — USA)	-	-	95.00	Slate Creek Hydro Company Inc.	95.00
Slate Creek Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions II Inc.	100.00
Soliloquoy Ridge LLC	Minneapolis (Minnesota — USA)	-	-	49.00	CHI Minnesota Wind LLC	49.00
Somersworth Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Universal Inc.	100.00
Southwest Transmission LLC	Minneapolis (Minnesota — USA)	-	-	49.00	CHI Minnesota Wind LLC	49.00
Spartan Hills LLC	Minneapolis (Minnesota — USA)	-	-	49.00	CHI Minnesota Wind LLC	49.00
St. — Felicien Cogeneration Limited Partnership	Montreal (Québec — Canada)	-	-	59.90	Hydrodev Inc. CHI S.F. LP	2.40 57.50
Summit Energy Limited Partnership	Wilmington (Delaware — USA)	-	-	100.00	CHI Energy Inc. Summit Energy Storage Inc.	1.00 99.00
Summit Energy Storage Inc.	Wilmington (Delaware — USA)	8,200	USD	69.32	CHI Energy Inc.	69.32
Summit Finance Inc.	Wilmington (Delaware — USA)	100	USD	100.00	Summit Energy Storage Inc.	100.00
Sun River LLC	Minneapolis (Minnesota — USA)	-	-	49.00	CHI Minnesota Wind LLC	49.00
Sweetwater Hydroelectric Inc.	Concord (New Hampshire — USA)	250	USD	100.00	CHI Acquisitions II Inc.	100.00
The Great Dam Corporation	Boston (Massachusetts — USA)	100	USD	100.00	Lawrence Hydroelectric Associates LP	100.00
TKO Power Inc.	Los Angeles (California — USA)	-	-	100.00	CHI West Inc.	100.00
Triton Power Company	New York (New York — USA)	-	-	100.00	CHI Highfalls Inc. Highfalls Hydro Company Inc.	50.00 50.00
Tsar Nicholas LLC	Minneapolis (Minnesota — USA)	-	-	49.00	CHI Minnesota Wind LLC	49.00
Twin Falls Hydro Company Inc.	Wilmington (Delaware — USA)	10	USD	100.00	CHI Acquisitions Inc.	100.00
Twin Lake Hills LLC	Minneapolis (Minnesota — USA)	-	-	49.00	CHI Minnesota Wind LLC	49.00
Ware Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Finance Inc.	100.00
Western New York Wind Corporation	New York (New York — USA)	300	USD	100.00	CHI Energy Inc.	100.00
Willimantic Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	100.00	CHI Acquisitions Inc.	100.00
Willimantic Power Corporation	Hartford (Connecticut — USA)	-	-	100.00	Willimantic Hydro Company Inc.	100.00
Winter’s Spawn LLC	Minneapolis (Minnesota — USA)	-	-	49.00	CHI Minnesota Wind LLC	49.00

(1)	All the companies are involved in the electricity generation from renewable sources.
(2)	LLC and some other kind of incorporation do not require a capital stock.

123
JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

COMPANIES OWNED BY EGI LTD. INCLUDED IN THE CONSOLIDATION AREA USING
THE LINE-BY-LINE METHOD AT JUNE 30, 2002 (1)

		Capital stock (2)		%
Company name	Registered office	at June 30, 2002	Currency	ownership	Held by	%
Parent Company
EGI Ltd.	Hamilton (Bermuda)	12,000	USD	100.00	Enel Green Power International SA	100.00

Subsidiaries
Agricola Rio Sahuil Ltda	Santiago (Chile)	200,000,000	CLP	99.90	Agricola Y Constructora
					Rio Guanehue SA	99.90
Agricola Y Constructora	Santiago (Chile)	-	-	100.00	Empresa Electrica Panguipulli SA	99.93
Rio Guanehue SA					Energia de Los Lagos Ltda	0.07
Celabi Ltd.	Georgetown (Cayman Island)	2	USD	100.00	Dowill Finance Company	100.00
Central American Power Services Inc.	Stamford (Connecticut — USA)	1	USD	100.00	EGI Ltd.	100.00
Conexión Energetica	Guatemala	5,000	GTQ	100.00	EGI Guatemala SA	98.00
Centroamericana SA					Mesoamerica Power Development Ltd.	2.00
Conexión Energetica	San Salvador (El Salvador)	4,000,000	SVC	100.00	Grupo EGI SA de cv	99.95
Centroamericana El Salvador SA					EGI Holdco El Salvador SA de cv	0.05
Constructora Cerro Pitren Ltda	Santiago (Chile)	200,000,000	CLP	99.90	Agricola Y Constructora Rio	99.90
					Guanehue SA
Dowill Finance Company	Georgetown (Cayman Island)	1,000	USD	100.00	EGI Chile Ltd.	100.00
EGI Chile Ltd.	Georgetown (Cayman Island)	1	USD	100.00	EGI Ltd.	100.00
EGI Costa Rica Viento SA	Santa Ana (Costa Rica)	100,000	CRC	100.00	Energia Global de Costa Rica SA	100.00
EGI Guacimo Ltd.	Georgetown (Cayman Island)	1	USD	100.00	EGI Ltd.	100.00
EGI Guatemala SA	Guatemala	5,000	GTQ	100.00	Mesoamerica Power Development Ltd.	99.98
					EGI Ltd.	0.02
EGI Holdco El Salvador SA de cv	San Salvador (El Salvador)	200,000	SVC	100.00	Mesoamerica Power Development Ltd.	99.95
					EGI Ltd.	0.05
EGI Jimenez Ltd.	Georgetown (Cayman Island)	1	USD	100.00	EGI Ltd.	100.00
EGI Project Services SA	Guatemala	5,000	GTQ	100.00	EGI Guatemala SA	99.98
					Mesoamerica Power Development Ltd.	0.02
Electrificadora Ecologica SA	Santa Ana (Costa Rica)	1,200,000	CRC	100.00	ZMZ General SA	100.00
Empresa Electrica Panguipulli SA	Santiago (Chile)	-	-	100.00	Energia de Los Lagos Ltda	99.99
					Energia Alerce Ltda	0.01
Empresa Electrica Puyehue SA	Santiago (Chile)	11,169,752,000	CLP	100.00	Energia de Los Lagos Ltda	99.90
					Energia Alerce Ltda	0.10
Energia Alerce Ltda	Santiago (Chile)	1,000,000	CLP	100.00	Jeffco Ltd.	99.90
					Dowill Finance Company	0.10
Energia de Los Lagos Ltda	Santiago (Chile)	15,414,240,752	CLP	100.00	Energia Alerce Ltda	99.99
					Jeffco Ltd.	0.01
Energia Global SA de cv	Stamford (Connecticut — USA)	50,000	MXN	99.00	EGI Ltd.	99.00
Energia Global de Costa Rica SA	Santa Ana (Costa Rica)	100,000	CRC	100.00	EGI Ltd.	100.00
Generadora de Occidente Ltda	Guatemala	5,000	GTQ	100.00	EGI Guatemala SA	99.00
					Mesoamerica Power Development Ltd.	1.00
Grupo EGI SA de cv	San Salvador (El Salvador)	200,000	SVC	100.00	EGI Holdco El Salvador SA de cv	99.95
					Mesoamerica Power Development Ltd.	0.05
Grupo EGI Matanzas SA	Guatemala	5,000	GTQ	100.00	Tecnoguat Holdings Ltd.	99.00
					Tecnoguat SA	1.00
Grupo Hidroverde Ltd.	Georgetown (Cayman Island)	100	USD	45.00	EGI Jimenez Ltd.	45.00
Jeffco Ltd.	Georgetown (Cayman Island)	100	USD	100.00	Dowill Finance Company	100.00
Mesoamerica Power Development Ltd.	Hamilton (Bermuda)	12,000	USD	100.00	EGI Ltd.	100.00
Molinos de Viento del Arenal SA	Santa Ana (Costa Rica)	9,709,200	USD	49.00	Electrificadora Ecologica SA	49.00
Operacion Y Mantenimiento	Santa Ana (Costa Rica)	30,000	CRC	85.00	Electrificadora Ecologica SA	85.00
Tierras Morenas SA
P.H. Don Pedro SA	Santa Ana (Costa Rica)	100,001	CRC	29.93	EGI Ltd.	29.93
P.H. Guacimo SA	Santa Ana (Costa Rica)	50,000	CRC	40.00	EGI Ltd.	30.00
					Energia Global de Costa Rica SA	10.00
P.H. Rio Volcan SA	Santa Ana (Costa Rica)	100,001	CRC	43.14	EGI Ltd.	43.14
Tecnoguat SA	Guatemala	1,000,000	GTQ	100.00	Grupo EGI Matanzas SA	99.00
					Tecnoguat Holdings Ltd.	1.00
Tecnoguat Holdings Ltd.	Georgetown (Cayman Island)	100	USD	75.00	EGI Ltd.	75.00
ZMZ General SA	Santa Ana (Costa Rica)	500,000	CRC	51.00	EGI Costa Rica Viento SA	51.00

(1)	All the companies are involved in the electricity generation from renewable sources.
(2)	Some kind of incorporation do not require a capital stock.

124

JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

SUBSIDIARIES ACCOUNTED FOR UNDER THE EQUITY METHOD AT JUNE 30, 2002

	Registered		Capital stock		%
Company name	office	Activity	at June 30, 2002	Currency	ownership	Held by	%
Evergy SA	Athens	Telecommunications	12,100,000	Euro	100.00	WIND-PPC Holding NV	100.00
	(Greece)
Mobilmat SpA	Milan	Finance	10,000,000	Euro	85.00	WIND SpA	85.00
WIND-PPC Holding NV	Amsterdam	Holding of telecommunication	45,000	Euro	50.00	WIND SpA	50.00
	(Holland)	companies

AFFILIATED COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD AT JUNE 30, 2002

	Registered		Capital stock		%
Company name	office	Activity	at June 30, 2002	Currency	ownership	Held by	%
Aes Distribuidores	San Salvador	Electricity generation	200,000	SVC	20.00	Grupo EGI SA de cv	20.00
Salvadoreños Y Compania	(El Salvador)	from renewable sources
S. en C. de cv
Celtica Energy Srl	Livorno	Electricity generation	46,800	Euro	50.00	Powerco SpA	50.00
		from renewable sources
Compagnia Porto	Civitavecchia	Harbour construction	516,000	Euro	25.00	Enel Produzione SpA	25.00
di Civitavecchia SpA	(Rome)
Conphoebus Technology	Catania	Facility management	1,000,000	Euro	50.00	Enel Real Estate SpA	50.00
Service SpA		services
EPV Holdings LLC	Wilmington	Electricity generation	-	-	37.14	CHI Power Inc.	37.14
	(Delaware	from renewable sources
	- USA)
Euform.it SpA	Rome	Training	500,000	Euro	49.00	Enel.it SpA	49.00
(formerly Eform.it SpA)
Euromedia Luxembourg	Luxembourg	Venture capital	52,500,000	USD	28.57	Enel SpA	28.57
One SA
Futuro Ambiente Srl	Vicenza	Electricity generation	5,000,000	Euro	35.00	Powerco SpA	35.00
		from renewable sources
Gesam SpA	Lucca	Gas distribution	28,546,672	Euro	40.00	Camuzzi Gazometri SpA	40.00
Immobiliare Foro	Rome	Real estate	55,000,000	Euro	49.00	Enel Real Estate SpA	49.00
Bonaparte SpA
Immobiliare Porta Volta SpA	Milan	Real estate	100,000	Euro	49.00	Enel Real Estate SpA	49.00
Immobiliare Progetto	Rome	Real estate	100,000	Euro	49.00	Enel Real Estate SpA	49.00
Ostiense SpA
Leasys SpA	Rome	Motor vehicle leasing	319,200,000	Euro	49.00	Enel Real Estate SpA	49.00
		and management of
		corporate fleets and of
		motor vehicles in general
Lotti & Associati SpA	Rome	Engineering and contracting	5,164,570	Euro	40.00	Enel.Hydro SpA	40.00
Megamind SpA	Rome	Distribution	103,200	Euro	30.00	Mondo WIND Srl	30.00
Montepower Srl	Montebelluna	Electricity generation	104,000	Euro	49.00	Powerco SpA	49.00
	(Treviso)	from renewable sources
Q-Channel SpA	Rome	Health and services	1,607,141	Euro	24.00	Enel.it SpA	24.00
Sard. Eco. Energy Srl	Siniscola	Electricity generation	30,000	Euro	50.00	Powerco SpA	50.00
	(Nuoro)	from renewable sources
Star Lake Hydro Partnership	St. John	Electricity generation	-	-	49.00	CHI Hydroelectric Company Inc.	49.00
	(Newfoundland	from renewable sources
	- Canada)

125
JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

UNCONSOLIDATED SUBSIDIARIES AT JUNE 30, 2002

	Registered		Capital stock		%
Company name	office	Activity	at June 30, 2002	Currency	ownership	Held by	%
Alfin Srl	Montesegale (Pavia)	Real estate	10,400	Euro	100.00	Camuzzi Gazometri SpA	100.00
Climare Scrl	Sestri Levante (Genoa)	Energy sector	30,600	Euro	66.66	Enel Distribuzione SpA	66.66
Data Gas Srl	Rome	Gas distribution	46,000	Euro	100.00	Cosid SpA	40.00
						S.C.C. Srl	30.00
						Vampa Gas SpA	30.00
Enel Green Power Hellas SA	Athens (Greece)	Electricity generation from renewable sources	58,700	Euro	100.00	Enel Green Power SpA	100.00
Enel M@p SpA	Rome	Metering, remote control and communication services managed on the electricity network	5,000,000	Euro	100.00	Enel Distribuzione SpA CISE Srl	99.00 1.00
Hydro Gestioni SpA	Milan	Water sector	104,000	Euro	51.00	Enel.Hydro SpA	51.00
Hydro Gestioni Impianti	Milan	Water sector	25,822	Euro	51.00	Enel.Hydro SpA	51.00
Tecnologici Scrl
Metan Gas Sicilia Srl	Rome	Gas distribution	1,500,000	Euro	93.33	Enel Distribuzione Gas SpA	93.33
Novatrans Energia SA	Rio De Janeiro (Brazil)	Construction, operation and maintenance of electricity transmission networks	1,959,000	R$	90.00	Enelpower SpA	90.00

JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

AFFILIATED COMPANIES ACCOUNTED FOR UNDER THE COST METHOD
AT JUNE 30, 2002

	Registered		Capital stock		%
Company name	office	Activity	at June 30, 2002	Currency	ownership	Held by	%
Acque di Calabria SpA	Bari	Equity investments in the water sector	1,225,000	Euro	45.00	Enel.Hydro SpA	45.00
Aes Distribuidores Salvadorenos Ltda de cv	San Salvador (El Salvador)	Electricity generation from renewable sources	200,000	SVC	20.00	Grupo EGI SA de cv	20.00
Central Parks SpA	Rome	Engineering, construction and management of water systems	329,550	Euro	40.00	Enel.Hydro SpA	40.00
C.I.N.S.- Consorzio Industriale Nazionale Superconduttori	Rome	Research on materials	51,645.70	Euro	20.00	CISE Tecnologie Innovative Srl	20.00
Cittadella Telematica Scrl	Savona	Computer services	25,000,000	Lit.	20.00	IT-net SpA	20.00
Codemonte SpA (in liquidation)	Novara	-	1,800,000	Euro	20.44	Aimeri SpA	20.44
CODEV — Consorzio Distribuzione Elettricità Voghera	Pavia	Electricity distribution	50,000	Euro	40.00	Enel Distribuzione SpA	40.00
Consorzio CORARC	Seriate (Bergamo)	Scientific research coordination	51,645.68	Euro	50.00	Enel.Hydro SpA	50.00
Consorzio di Gestione Centro Iside	Prignano Cilento (Salerno)	Monitoring of water networks	200,000,000	Lit.	49.00	Enel.Hydro SpA Enel Green Power SpA	29.00 20.00
Consorzio ISAS — Istituto Superiore per l’Ambiente e lo Sviluppo	Matera	Training, research and other services	10,000,000	Lit.	46.25	Enel.Hydro SpA	46.25
Consorzio Progetto Torre di Pisa	Pisa	Coordination of studies for the restoration of the Pisa Tower	30,000	Euro	24.98	Enel.Hydro SpA	24.98
Ecoalbenga SpA	Albenga (Savona)	Collection, transport and disposal of waste	1,549,350	Euro	48.00	Aimeri SpA	48.00
Ecofin Srl	Aosta	Collection, transport and disposal of waste	10,400	Euro	37.50	Aimeri SpA	37.50
Eneco Energia Ecologica Srl	Predazzo (Trento)	Heating area networks	1,239,510	Euro	49.02	Avisio Energia SpA	49.02
Enelco SA	Athens (Greece)	Construction, operation and management of plant	200,000,000	GRD	50.00	Enelpower SpA	50.00
FSB SpA	Marcon (Venice)	Engineering of automation and industrial equipment	491,439	Euro	25.86	WEBiz Holding BV Enel Capital SpA	22.50 3.36
Hipotecaria de Santa Ana Ltda de cv	San Salvador (El Salvador)	Electricity generation from renewable sources	100,000	SVC	20.00	Grupo EGI SA de cv	20.00
Hydrodev Limited Partnership	Montreal (Québec - Canada)	Electricity generation from renewable sources	-	-	49.00	CHI Canada Inc. Hydrodev Inc.	48.00 1.00
HydroLazio Scrl	Bologna	Water sector	510,000	Euro	30.00	Enel.Hydro SpA	30.00
Idrolatina Srl	Latina	Equity investments in the water sector	650,000	Euro	23.00	Enel.Hydro SpA	23.00
Istedil - Istituto Sperimentale per l’Edilizia SpA	Guidonia (Rome)	Technology, safety, construction	1,040,000	Euro	50.00	Enel.Hydro SpA	50.00
Macomer Scrl (in liquidation)	Sesto San Giovanni (Milan)	-	25,500	Euro	20.51	Aimeri SpA	20.51
MyCasa Network Inc.	Wilmington (Delaware - USA)	Creation, development and marketing of hardware platforms and communication software	10,646.857	USD	40.26	WEBiz Holding BV Enel Capital SpA	36.23 4.03
Panaenergy Group SA	Stamford (Connecticut - USA)	Electricity generation from renewable sources	200	USD	50.00	EGI Ltd.	50.00
Sarnese Vesuviano Srl	Rome	Equity investments in the water sector	1,550,000	Euro	46.50	Enel.Hydro SpA Ctida Srl	45.00 1.50

127
JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

	Registered		Capital stock		%
Company name	office	Activity	at June 30, 2002	Currency	ownership	Held by	%
Seso Srl	Borgosesia (Vicenza)	Collection, transport and disposal of waste	309,840	Euro	40.00	Aimeri SpA	40.00
Sicilia Hydro SpA	Enna	Water sector	103,290	Euro	33.50	Enel.Hydro SpA	33.50
SIET - Società Informazioni Esperienze Termoidrauliche SpA	Piacenza	Studies, projects and research in the thermal field	1,128,648	Euro	41.55	Enel.Hydro SpA	41.55
Teggs SpA	Milan	Creation and marketing of communication and office software	121,500	Euro	40.00	WEBiz Holding BV Enel Capital SpA	36.00 4.00
T.E.S.A. Piacenza SpA	Piacenza	Waste disposal, environmental hygiene and water sector activities	51,200,000	Euro	40.00	Camuzzi Gazometri SpA	40.00

128

JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

OTHER RELEVANT EQUITY INVESTMENTS AT JUNE 30, 2002

	Registered		Capital stock		%
Company name	office	Activity	at June 30, 2002	Currency	ownership	Held by	%
Centro Energie Viterbo SpA	Viterbo	Research in the field of renewable resources	260,000	Euro	14.00	Camuzzi Gazometri SpA	14.00
CO.FA.S.E. Srl	Canazei (Trento)	Cogeneration of electrical and thermal energy	25,500	Euro	14.00	Avisio Energia SpA	14.00
Depurazione Trentino Centrale Scrl	Trento	Water purification	10,000	Euro	15.00	Enel.Hydro SpA	15.00
Exstream Solutions Inc.	Cambridge (Massachusetts - USA)	Transmission of multimedia content and development of distance learning platforms	11,940.79	USD	15.09	WEBiz Holding BV Enel Capital SpA	13.58 1.51
Gestenergy Srl	Milan	Electricity generation from renewable sources	10,400	Euro	17.88	Powerco SpA	17.88
Insula SpA	Venice	Venice urban maintenance services	2,064,000	Euro	12.00	Enel.Hydro SpA	12.00
International Multimedia University SpA	Gualdo Tadino (Perugia)	Distance learning	619,800	Euro	13.04	Sfera SpA	13.04
Investenergy Srl	Milan	Electricity generation from renewable sources	10,200	Euro	17.87	Powerco SpA	17.87
MIX Srl	Milan	Promotion of Internet services	99,000	Euro	19.50	Italia On Line SpA IT-net SpA	9.75 9.75
Nexo SA	Manno (Switzerland)	Computer infrastructure and applications	2,890,000	CHF	17.74	WEBiz Holding BV Enel Capital SpA	15.97 1.77
Oristano Ambiente Srl	Santa Giusta (Oristano)	Management of water treatment plants	15,600	Euro	18.00	Enel.Hydro SpA	18.00
Servizi Pubblici Teramani SpA	Teramo	Water sector	258,225	Euro	15.00	C.A.R.T. Abruzzi Srl	15.00
Solena Group Inc. (formerly Global Plasma System Group Inc.)	Washington (District of Columbia - USA )	Energy sector research	25,000,000	USD	12.00	Powerco SpA	12.00

129
JUNE 30, 2002 Half-Year Report	Consolidated Financial Statements and Notes

ENEL SPA FINANCIAL STATEMENTS

BALANCE SHEET

ASSETS
In millions of euro	at June 30, 2002	at Dec. 31, 2001	at June 30, 2001
SHARE CAPITAL NOT PAID-IN	–	–	–
FIXED ASSETS
Intangible assets	18	14	42
Tangible assets	9	11	12
Financial assets	23,619	27,234	27,886
Total fixed assets	23,646	27,259	27,940
CURRENT ASSETS
Inventories	–	–	1
Receivables	6,971	5,323	7,819
Short-term investments	524	532	569
Cash and cash equivalents	37	105	133
Total current assets	7,532	5,960	8,521
ACCRUED INCOME AND PREPAID EXPENSES	274	131	284
TOTAL ASSETS	31,452	33,350	36,746

JUNE 30, 2002 Half-Year Report	Enel SpA Financial Statements

LIABILITIES AND SHAREHOLDERS' EQUITY
In millions of euro	at June 30, 2002	at Dec. 31, 2001	at June 30, 2001
SHAREHOLDERS’ EQUITY
Capital stock	6,063	6,063	6,263
Legal reserve	1,452	1,452	1,253
Other reserves	2,255	2,255	2,254
Retained earnings	1,397	2	2
Net income	11	3,578	328
Shareholders’ Equity	11,178	13,350	10,100
PROVISIONS FOR RISKS AND CHARGES	2,737	485	482
EMPLOYEE TERMINATION INDEMNITY	12	12	13
ACCOUNTS PAYABLE
Bonds	5,924	5,956	6,462
Banks loans	7,860	8,128	13,795
Trade and other payables	3,464	5,294	5,471
Total accounts payable	17,248	19,378	25,728
ACCRUED LIABILITIES AND DEFERRED INCOME	277	125	423
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	31,452	33,350	36,746
COMMITMENTS
Guarantees given	7,691	7,875	4,067
Other commitments	42,837	29,492	42,364
Total commitments	50,528	37,367	46,431

JUNE 30, 2002 Half-Year Report	Enel SpA Financial Statements

INCOME STATEMENT

	1st Half
In millions of euro	2002	2001	2001
REVENUES
Sales and services	673	806	1,537
Other revenues	356	1,518	2,441
Total revenues	1,029	2,324	3,978
OPERATING COSTS
Electricity and fuel	798	1,842	3,103
Services	88	103	228
Leases and rentals	6	5	11
Personnel	29	29	56
Depreciation and amortization	2	2	3
Write-downs	–	–	12
Change in inventories	–	4	5
Accruals to provisions for risks and charges	–	1	15
Other accruals	10	11	75
Other operating costs	23	94	136
Total operating costs	956	2,091	3,644
Operating income	73	233	334
FINANCIAL INCOME AND EXPENSE
From investments in subsidiaries	779	1,261	3,387
Other financial income	412	465	789
Interest and other financial charges	542	669	1,174
Total financial income (expense)	649	1,057	3,002
ADJUSTMENTS TO THE VALUE OF FINANCIAL ASSETS	(4,436)	(783)	(1,381)
EXTRAORDINARY ITEMS
Extraordinary income	2,940	32	3,043
Extraordinary expense	7	7	37
Total extraordinary items	2,933	25	3,006
Income before taxes	(781)	532	4,961
Income taxes	(792)	204	1,383
NET INCOME	11	328	3,578

JUNE 30, 2002 Half-Year Report	Enel SpA Financial Statements

REPORT OF THE INDEPENDENT AUDITORS

Revisione e organizzazione contabile KPMG S.p.A. Via Ettore Petrolini, 2 00197 ROMA RM	Telefono (06) 80961.1 Telefax (06) 8077475

(Translation from the Italian original which remains the definitive version)

Review report

To the shareholders of
ENEL S.p.A.

1	We have reviewed the consolidated balance sheet, the consolidated profit and loss account and the relative notes of the ENEL group as at and for the six months ended 30 June 2002, which are included in the half year report of ENEL S.p.A.. We have also reviewed that part of the notes describing the activities of the group for the period with the sole objective of verifying consistency with the remainder of the half year report.

2	We conducted our review in accordance with Consob (the Italian Commission for Listed Companies and the Stock Exchange) guidelines set out in Consob resolution no. 10867 dated 31 July 1997. The review of the half year reports of the subsidiary Wind S.p.A., representing approximately 14% and 13% of consolidated assets and consolidated revenues respectively, has been performed by other auditors who provided us with their report thereon. The review consisted primarily of the collection of information relating to the financial data and the consistency of application of the accounting policies through discussions with group company management and analytical procedures applied to the financial data presented. The review excluded such audit procedures as tests of controls and verification or validation of assets and liabilities and is significantly less than a full scope audit performed in accordance with generally accepted auditing standards. As a consequence, contrary to our reports on the annual consolidated financial statements, we do not express an opinion on the half year report.

3	Comparative figures relative to the annual consolidated financial statements and half year report of the previous year were respectively audited and reviewed by other auditors and reference should be made to their reports dated 19 April 2002 and 1 October 2001.

4	Based on our review, we are not aware of any material modification or integrations that should be made to the consolidated balance sheet, consolidated profit and loss account and relative notes described in paragraph 1 above for them to be in conformity with the Consob guidelines governing the preparation of half year reports approved with resolution no. 11971 dated 14 May 1999 and subsequent modifications and integrations.

KPMG S.p.A. is a member of KPMG International	Milano Ancona Bari Bergamo Bologna Bolzano Brescia Catania Coma Firenze Faggia Genwa Lecce Nawli Nwara Padova Palermo Parma Perugia Pescara Roma Torino Treviso Trieste Udine Varese Verona	Societa per azioni Capitale sociale Euro 4.386.923,85 i.v. Registro lmprese Milano N. 276823 R.E.A. Milano N. 512867 Cod. Fisc. e IVA 00709600159 Sede legale: Via Vittor Pisani, 25 — 20124 Milano MI

ENEL S.p.A. Review report 30 June 2002

5	We draw your attention to the disclosures provided by the directors in the half year report on the following matters:

■	extraordinary items for the period include, inter alia, an impairment write-down of the goodwill arising on the consolidation of the Wind group. This is principally due to a current valuation made by the directors, which takes into consideration the forecast performance of the telecommunications sector;

■	the ENEL group has pending disputes and other uncertain positions, mainly of a tariff, environmental and urban nature. Significant charges might arise from the settlement of these positions. However, such charges cannot be objectively quantified at the present date.

Rome, 30 September 2002

KPMG S.p.A.

(signed on the original)

Bruno Mastrangelo
Director

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Publication not for sale

Disclaimer
The Half-Year Report June 30, 2002 issued
in Italian has been translated into English
solely for the convenience of international
readers.

Enel
Società per azioni
Registered office in Rome
137, Viale Regina Margherita
Capital Stock
Euro 6,063,075,189
fully paid-in
Tax I.D. and Companies’ Register
of Rome no. 00811720580
R.E.A. of Rome no. 756032
VAT Code no. 00934061003

www.enel.it

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: December 13, 2002